MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

Technical Report
on the
El Dorado Project Gold and Silver Resources,
Department of Cabañas, Republic of El Salvador

November 26, 2003

Prepared for

Steven Ristorcelli, P. Geo.
Peter Ronning, P. Eng.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page ii

Mine Development Associates
November 26, 2003

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page iii

Mine Development Associates
November 26, 2003

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page iv

Mine Development Associates November 26, 2003

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Pacific Rim Mining Corporation	Page v

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
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LIST OF APPENDICES

MINE DEVEMOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

1.0 SUMMARY

1.1 Purpose of Report

Pacific Rim Mining Corporation (Pacific Rim) requested that Mine Development Associates (MDA) complete a project-wide resource estimate of the El Dorado project and compile a technical report in compliance with Canadian National Instrument 43-101. This report, which emphasizes the El Dorado resources, follows Mr. Peter Ronning’s August 22, 2003 comprehensive 43-101 report that concentrated on exploration. The purpose of this report is to describe the data, procedures, results, conclusions, risks and upsides of the El Dorado gold and silver resources and just-completed resource estimates.

1.2 Property Description

The El Dorado project is located in the Department of Cabañas approximately 74 km northeast of San Salvador, the capital city of El Salvador, and 10 km southwest of the town of Sensuntepeque. Two Exploration Licenses totaling 7,500 ha comprise the El Dorado property. Pacific Rim obtained a title opinion dated June 6 2003, prepared by Rusconi-Valdez & Asociados, which states that the licenses are in good standing. Their nominal expiration date is January 1 2004. The company may apply to extend the licenses to January 1 2005. After that date it can maintain its mineral rights by converting the exploration licenses to exploitation concessions.

1.3 Geology

The El Dorado district can be subdivided into three sub-districts: Northern, Central, and Southern. The principal bedrock is fine-grained porphyritic andesite flows, andesite agglomerate and andesite porphyry of the Morazan formation. Felsic volcanic rocks are rare to absent except in the Southern El Dorado sub-district where dacitic to rhyolitic tuffs are intruded by andesite porphyry in a sub-volcanic vent complex. The northwest-trending Avila fault marks the southern limit of the Central El Dorado sub-district.

The El Dorado district mineralization is dominated by north-trending epithermal chalcedonic quartz/carbonate veins. The veins are controlled by two pronounced structural elements: N30°W to N30°E-trending tensional faults and systems of northwest-trending strike-slip faults. The largest veins can be traced for up to three kilometers and can be up to tens of meters wide. The veins dip steeply and generally form ridges. The gold- and silver-bearing veins of the El Dorado district, of which at least 36 exceed one-meter in width, occur over an area exceeding 50 km2.

The dominant components of the El Dorado veins are chalcedonic quartz and calcite. They generally contain less than 1% to 2% sulfides, with pyrite predominant only in the wallrocks. The multistage

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 2

paragenetic nature of the veins implies that quartz, calcite and gold- and silver-bearing minerals have been introduced in several stages. Massive chalcedony is cut by crustiform-colloform banded chalcedony and/or possibly hydrothermal breccias containing massive to crustiform-colloform banded fragments. The vein minerals include adularia, sericite, pyrite, acanthite, electrum, native gold, native silver, chalcopyrite, sphalerite, and galena. The opaque minerals generally comprise less than 1% of the vein but may form a significant portion of individual gray to black bands. Individual gold grains, associated with chalcopyrite and lesser pyrite up to 0.1 mm in diameter have been observed in polished sections.

The main historic production at El Dorado was derived from four main veins in an area about 700 m long and 300 m wide. These were the Minita, Zancudo, Minita 3 and El Dorado veins all in the El Dorado mine area, the first two of which account for the bulk of historic production.

The Minita vein, in which most of the defined resources occur, trends roughly north-south over a strike length of at least 900 m. There is evidence that it may continue farther. Widths average three meters but reach over nine meters. The Minita 3 vein is located just east of the Minita vein, trends roughly north-south over a strike length of close to 600 m. The mean thickness at Minita 3 is one and one half meters but the more productive parts average closer to two and one half meters. The Zancudo vein is located between the El Dorado vein, on the west, and the Minita vein on the east. It trends roughly north-south over a strike length of at least 700 m. Vein widths average about one meter.

Less than one kilometer north and on strike of the central part of the district just described is the Nueva Esperanza vein. A small resource has been defined at Nueva Esperanza, which comprises sub-parallel, massive, primarily chalcedonic quartz veins, thinner veins, and various concentrations of quartz stockwork-mineralized andesite. The structure dips moderately to the west. Potential to increase the resource exists where up dip from vein drill intercepts 300 m along strike to the north remain untested.

Just over one kilometer to the northwest of Nueva Esperanza is the La Coyotera vein system. It has a strike length of over 1,200 m. The system trends approximately due north at its southern end and then bends to about N20oE for most of its length. Its dip is essentially vertical and it consists of one, two or locally more sub-parallel veins. The La Coyotera “vein” is a complex multistage lode made up of massive gray to white mostly recrystallized chalcedony, banded colloform vein, and possibly hydrothermal breccias containing fragments of vein material, barren silica cement and horses of wallrock.

1.4 Exploration

Exploration work completed at El Dorado includes geological mapping, geochemical sampling (over 3,600 rock samples), hand trenching (over 500 samples), and drilling. Several campaigns of drilling have been completed on the El Dorado project throughout the last decade. One is ongoing as of this writing. The majority of the holes drilled on the El Dorado project are core holes. There are 275 drill holes with ~10,500 samples with gold and silver assays in 71,130 m of drilling. Reverse circulation drilling was employed to pre-collar some core holes, but was used for the entirety of seven holes at Nueva Esperanza in earlier drill campaigns. Core recovery has been an issue at El Dorado, mainly at Coyotera, even though overall the recovery is quite good. MDA has made a detailed study of this and, rather than factor grades and specific gravities by core recovery, has either eliminated the few poor-

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recovery samples from resource estimation or modified resource classification when low recovery samples were used.

1.5 Metallurgy

Metallurgical test work has shown the El Dorado mineralization responds well to milling and cyanide leaching. Recoveries of over 90% for gold and over 80% for silver are expected. Historic recoveries during past production ranged from 87% to 91.5% for gold and 77.7% for silver. Four batches of metallurgical test have been completed in the past eight years all indicating recoveries similar or better than historic levels. Additional metallurgical test work is still needed to refine the recovery data.

1.6 Resources

Estimates of the El Dorado resources were done relying heavily on geology and building models on cross sections. Three dimensional block models were made for La Coyotera and Nueva Esperanza resource estimates and two-dimensional (long section) models were made for the El Dorado mine area vein resources. Estimation used kriging and inverse distance methods. Capping levels varied depending upon the zone, the deposit and the area. Specific gravity values used ranged from 2.42 g/cm3 for veins to 2.62 g/cm3 for wallrock.

MDA classified the resource in order of increasing geological and quantitative confidence, into Inferred, Indicated and Measured categories in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) definitions adopted by CIM Council August 20, 2000 and therefore also in accordance with Canadian National Instrument 43-101. MDA classified the El Dorado resources by a combination of distance to the nearest sample, the number of samples used to estimate a block, the confidence in certain drill intercepts and the core recovery. The undiluted resources are given in Tables 1.1 through 1.4. Table 1.5 is the reported undiluted resource.

It is likely that additional mineralization will be encountered within and around the principle resource veins as well as in veins immediately to the east, in the Portillo-Rosario area. Furthermore, throughout the district there are numerous veins, often with gold and silver mineralization and sometimes with very significant grades. This is a rather mixed blessing for Pacific Rim in that any one of those veins could host deposits similar to the El Dorado mine area on the one hand, but on the other hand, each one deserves to be explored to some degree. When compared to previous estimates, MDA’s resource estimate either increased or decreased, depending on the area. The dominant cause of increases in the El Dorado mine area were extension of modeled veins on strike and down dip while only a small amount (~5%) was caused by the different specific gravity. Decreases at La Coyotera and Nueva Esperanza probably result from more restricted zone boundaries.

The El Dorado project merits additional exploration around the El Dorado mine area, metallurgical test work, and a phased feasibility study with an emphasis on defining infrastructure and mine development options. Total costs for the recommended program are US$1,700,000.

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Table 1.1 El Dorado Project Measured Resources

Total Measured
Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
1.0	1,016,200	9.49	310,100	64.18	2,096,900	10.42	340,500
4.0	766,600	11.92	293,900	79.45	1,958,200	13.05	321,700
5.0	721,700	12.38	287,300	82.70	1,918,900	13.56	314,700
6.0	673,900	12.85	278,400	85.96	1,862,500	14.08	305,100
7.0	608,700	13.53	264,800	89.66	1,754,700	14.79	289,400
8.0	548,000	14.20	250,100	93.39	1,645,400	15.53	273,600
9.0	479,200	15.03	231,500	98.90	1,523,700	16.42	253,000

Table 1.2 El Dorado Project Indicated Resources

Total Indicated
Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
1.0	3,621,900	5.26	612,500	35.26	4,105,500	5.77	671,700
4.0	1,691,200	9.23	501,600	58.50	3,180,700	10.05	546,700
5.0	1,503,500	9.82	474,900	62.42	3,017,500	10.72	518,200
6.0	1,322,600	10.40	442,400	66.08	2,810,100	11.34	482,200
7.0	1,053,500	11.42	386,900	72.21	2,445,800	12.47	422,500
8.0	819,200	12.46	328,300	77.43	2,039,400	13.56	357,100
9.0	649,300	13.47	281,100	83.01	1,732,900	14.64	305,600

Table 1.3 El Dorado Project Measured and Indicated Resources

Total Measured and Indicated
Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
1.0	4,638,100	6.19	922,600	41.59	6,202,400	6.79	1,012,200
4.0	2,457,800	10.07	795,500	65.03	5,138,900	10.99	868,400
5.0	2,225,200	10.65	762,200	69.00	4,936,400	11.64	832,900
6.0	1,996,500	11.23	720,800	72.79	4,672,600	12.27	787,300
7.0	1,662,200	12.19	651,700	78.60	4,200,500	13.32	711,900
8.0	1,367,200	13.16	578,400	83.83	3,684,800	14.35	630,700
9.0	1,128,500	14.13	512,600	89.76	3,256,600	15.40	558,600

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Table 1.4 El Dorado Project Inferred Resources

Total Inferred
Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
1.0	723,200	3.35	77,800	24.39	567,100	3.72	86,400
4.0	170,200	8.39	45,900	57.86	316,600	9.21	50,400
5.0	137,500	9.41	41,600	64.54	285,300	10.41	46,000
6.0	108,100	10.44	36,300	73.28	254,700	11.60	40,300
7.0	85,200	11.46	31,400	79.69	218,300	12.49	34,200
8.0	72,600	12.34	28,800	85.68	200,000	13.45	31,400
9.0	65,400	12.65	26,600	87.41	183,800	13.89	29,200

Table 1.5 El Dorado Project Reported Resources-Summary

Measured and Indicated Resource
Cutoff	Tonnes (g Au/t)	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	Tr. Width (m)	Hor. Width (m)

Minita
5.0	1,368,000	11.63	511,600	71.5	3,146,600	12.66	556,600	3.09	3.20
Minita 3
5.0	176,500	9.94	56,400	73.1	414,600	10.98	62,300	2.74	2.97
Zancudo
5.0	54,700	9.78	17,200	30.8	54,200	10.24	18,000	0.70	0.72
La Coyotera
5.0	535,000	9.07	156,000	70.7	1,216,000	10.08	173,000	NA	NA
Nueva Esperanza
0.8	1,083,000	2.30	80,000	14.2	494,000	2.50	87,000	NA	NA
Total
Variable	3,217,200	7.94	821,200	51.5	5,325,400	8.67	896,900	NA	NA
Inferred Resource
Cutoff	Tonnes (g Au/t)	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	True Width (m)	Hor. Width (m)
Minita
5.0	65,400	8.01	16,800	38.1	80,100	8.51	17,900	1.66	1.70
Minita 3
5.0	46,000	12.81	18,900	102.4	151,500	14.27	21,100	3.09	3.35
Zancudo
5.0	5,100	5.25	900	22.7	3,700	6.10	1,000	1.03	1.05
La Coyotera
5.0	15,000	8.29	4,000	89.2	43,000	9.57	5,000	NA	NA
Nueva Esperanza
0.8	997,000	1.34	43,000	8.5	274,000	1.46	47,000	NA	NA
Total
Variable	1,128,500	2.30	83,600	15.2	552,300	2.54	92,000	NA	NA

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2.0 INTRODUCTION AND TERMS OF REFERENCE

Pacific Rim Mining Corporation (Pacific Rim) requested that Mine Development Associates (MDA) complete a resource estimate of the El Dorado project and compile a technical report in compliance with Canadian National Instrument 43-101. MDA was given the electronic database, visited the site twice, and took independent samples for this study. MDA was also involved with the resource area data and sample validation work done by Pacific Rim. Peter Ronning, P.Eng. did the same for the exploration target areas.

Steve Ristorcelli, P. Geo. of MDA, made two extended visits to the El Dorado site from June 5 to June 19, 2003 and from September 5 to September 16, 2003. During the first visit, twelve check samples were taken from drill samples, the property was “walked”, core and core logging practices were reviewed, and relevant records and data were reviewed and audited. In addition, Peter Ronning, P. Eng., sampled and evaluated the exploration areas in conjunction with completing a 43-101 report (Ronning, 2003).

The resource and reserve study was managed and most of the work done by Steve Ristorcelli, P. Geo. but extensive input was given by Pacific Rim’s onsite Geologic staff. Their knowledge and understanding of the El Dorado geology and data proved invaluable and has given immeasurable guidance for this resource study.

2.1 Purpose of Report

The purpose of this report is to describe the data, procedures, results, conclusions, risks and upsides of the El Dorado gold and silver resources and just-completed resource estimates. This report includes the author’s independent opinions on the technical merits of the project and the appropriate manner of conducting the continuing exploration, data verification, and resource estimation.

It is intended that this report may be submitted to those Canadian or other stock exchanges and regulatory agencies that may require it. It is further intended that Pacific Rim may use it for any lawful purpose to which it is suited.

2.2 Definitions

Currency used in this report is in United States dollars. Units of measure and conversion factors used in this report are listed below:

Linear Measure

1 inch (in.)	= 2.54 centimeters
1 foot (ft)	= 0.3048 meter
1 mile (mi)	= 1.6093 kilometers

Area Measure

1 acre	= 0.4047 hectare
1 square mile	= 640 acres	= 259 hectares

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Weight
1 short ton	= 2000 pounds	= 0.9072 tonne
1 pound	= 16 oz	= 0.454 kg	= 14.583 troy ounces

Analytical Values	percent	g/ metric tonne	troy oz/ short ton

1%	1%	10,000	291.667
1 gm/tonne (g/t)	0.0001%	1	0.0291667
1 oz troy/short ton	0.003429%	34.2857	1

The term El Dorado Feasibility Study 2001 is the Dayton Mining Corporation and Kinross El Salvador S.A. de C.V., 2001, Feasibility Study, El Dorado Gold and Silver Project, Cabanas, El Salvador. Frequently used abbreviations and definitions are listed below. The term “diamond drilling” is considered to be the same as core drilling in this report.

AA	Atomic absorption spectroscopy
Ag-Average	Average of check or duplicate silver assays for a sample interval
AGC	Capped silver grade in g/t
Au-Average	Average of check or duplicate gold assays for a sample interval
AUC	Capped gold grade in g/t
AuEq	Gold equivalent (a ratio of 70 silver to 1 gold is used throughout this report)
CN	Cyanide
CNS	Cyanide soluble
CNSCu	Cyanide soluble copper
CRec	Core recovery
CW	Calculated true width (applied to the vein deposits)
CV	Coefficient of variation (standard deviation / mean)
GPS	Global Positioning System
GRR	Gross Revenue Royalty
g/t	Grams per tonne
ha	hectares
horse	A term used to denote a block of un-mineralized wallrock contained within a vein.
HTW	Horizontal true width (applied to the vein deposits)
MTW	Measured true width (applied to the vein deposits)
OVB	Overburden
ppm	Parts per million
QQ	Quantile-Quantile Plot; plot defining and portraying sample populations
tonnes	metric tonnes
VNCD	Vein code designation

The terms quartz and chalcedony have been used interchangeably throughout the history of the project and therefore also in this report. Quartz can be and usually is fine-grained at the El Dorado project and hence, the interchangeable terms.

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3.0 DISCLAIMER

MDA has relied almost entirely on data and information derived from work completed by Pacific Rim and prior operators. If certain information was found to be unreliable, MDA deliberately excluded this information. The assessment of adequacy, reasonableness and accuracy for the underlying database is presented in Section 14, Data Verification, of this report. Although MDA has reviewed much of the available data, made site visits, and taken independent samples, these tasks and data validate only a portion of the entire data set. By necessity, MDA has made judgments about the general reliability of the underlying data. Where deemed either inadequate or unreliable, the data was either eliminated from use or procedures were modified to account for lack of confidence in that specific information. Underlying this assessment on data quality and integrity is a high level of confidence instilled by the work and technical ability of Pacific Rim and some of its predecessors.

Much of the contents of this report not directly related to the data and resource estimate was taken or modified from a prior 43-101 report completed by Mr. Peter Ronning, P. Eng on August 22, 2003. MDA has every reason to believe that that data and information is reliable.

MDA did not investigate the environmental issues associated with the property and the authors are not “Qualified Persons” for environmental issues in El Salvador nor are the authors “Qualified Persons” for land title issues in El Salvador.

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4.0 PROPERTY DESCRIPTION AND LOCATION

All of this section of the report was taken from Ronning (2003) and was changed only to match the format and style of this report, unless otherwise noted.

The El Dorado project, located in the Department of Cabañas, is approximately 74 km northeast of San Salvador, the capital city of El Salvador, and 10 km southwest of the town of Sensuntepeque (Figure 4.1). The project is located in the municipalities of San Isidro and Sensuntepeque. By road the travel time from the project site to downtown San Salvador is approximately 1.5 hours but can increase depending on the traffic.

The Republic of El Salvador is divided into 14 departments or states. Each state has its own Governor who is selected by the political party of the President. The Departments are divided into Municipalities which are overseen by the Mayor and the Municipal Board. Geographically the El Dorado project falls within two municipalities, San Isidro and Sensuntepeque. There is no defined role for the Municipal government in the development and operation of the El Dorado project. The Municipality will receive a 1% royalty, should a mine go into production.

4.1 Property Description

Mineral rights in El Salvador are controlled by the national state. Exploration and exploitation rights are granted to qualified companies as licenses or concessions.

4.1.1 Mineral Titles

Two Exploration Licenses, listed in Table 4.1 and shown in Figure 4.2, which follows, comprise the El Dorado project. Pacific Rim has obtained a title opinion dated June 6, 2003, prepared by Rusconi-Valdez & Asociados, which states that the licenses are in good standing. Their nominal expiration date is January 1, 2004. The company may apply to extend the licenses to January 1, 2005. After that date it can maintain its mineral rights by converting the exploration licenses to exploitation concessions.

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Table 4.1 Mineral Titles Comprising the El Dorado Property

Name of Concession	Date Requested	Date Granted	Nominal Expiry Date
El Dorado Norte 2986.96 ha	22-May-96 Point 1 2 3 4 5 6	10-Jul-96 Easting (m)* 532,222.14 532,222.14 536,222.14 536,222.14 537,222.14 537,222.14	1-Jan-04 Northing (m)* 301,300.00 308,673.92 308,673.92 301,673.92 301,673.92 301,300.00
Name of Concession	Date Requested	Date Granted	Nominal Expiry Date
El Dorado Sur 4,513 ha	22-May-96 Point 1 2 3 4 5 6	23-Jul-96 Easting (m)* 530,222.14 530,222.14 532,222.14 532,222.14 537,222.14 537,222.14	1-Jan-04 Northing (m)* 294,673.92 300,673.92 300,673.92 301,300.00 301,300.00 294,673.92

* based on NAD 27 for Central America

_____________________________
1 Note that the legal location of the license is dependent on the coordinates stated in the registry document, not on any monuments placed in the field. The legal location is established without a need for a legal field survey. The coordinates are given using the national geographic grid system used in El Salvador. The Salvadoran system uses North American Datum of 1927 (NAD 27) for Central America and a Lambert Conformal Conic map projection (These technical terms refer to a model of the earth's shape and the mathematical means used to illustrate the earth's curved surface on a flat map).

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Figure 4.1 El Dorado Project Location Map

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Figure 4.2 Exploration Licenses

N
EL DORADO
NORTH LICENSE
San Lorenzo
San Matias
SENSUNTEPEQUE
Rio de Los Pueblos
Palo Bonito
Paved Road
El Jobo
Rio Guaico
SAN ISIDRO
Paved Road
301,300 N
San Francisco
El Dorado
To San Salvador
Rio San Francisco
Rio San Isidro
Llano de La Hacienda
Potrero de Batres
Potrero yTabla
Rio Titihuapa
Palo Grande
EL DORADO
SOUTH LICENSE
real estate owned
by Pacific Rim
Town
Settlement
Adapated from a map produced by the
staff of Dayton Mining in 2001
El Dorado Project
Exploration Licenses
With Towns and Settlements
Drawn by: PAR
Project: eld
Drawing: eld-01-02
Date: 2003
Report: eld-01
Revision: 1
New Caledonian
Geological Consulting

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4.1.2 Acquisition and Maintenance of Mineral Titles in El Salvador

The competent authority for regulating mining activities in El Salvador is the Executive Branch in the Ministry of Economy, acting through the Department of Energy, Mines and Hydrocarbons (Decree Number 68, 1996). The Dayton Mining Corporation and Kinross El Salvador S.A. de C.V. 2001 Feasibility Study (also referred to as the El Dorado Feasibility Study 2001) provided a useful summary of the current mining law in El Salvador. The following outline is derived in large part from the feasibility study, with modifications by Ronning based on a reading of “Ley de Mineria y Sus Reformas” which incorporates a legislative decree of 11 July 2001:

•	All mineral deposits remain the property of the State which has the sole right to award exploration licenses and exploitation concessions;

•	Mining rights will be issued to people (Salvadorans or foreigners) who can prove that they have technical and financial capabilities to develop mining projects;

•	Exploration Licenses:

	o	To be granted for “initial maximum” term of four years extendible by periods of two years, but for no more than eight years total;

	o	Limitation to 50 km2 for an exploration license;

	o	Surface access and damages to be negotiated with landowners or, failing agreement, by direction of the government;

	o	Holder to execute a technical program as submitted to and approved by the authorities; and

	o	Holder to submit annual reports on progress relative to original program.

•	Exploitation Concessions:

	o	Granted by an Accord of the Ministry for a term of 30 years which can be extended without specified limit(s);

	o	If exploitation has not commenced within one year of the granting of the Concession, cancellation proceedings will commence (other than for reasons akin to Force Majeure);

	o	Area of concession to be determined based on the dimensions of the deposit.

	o	Environmental impact study required as part of the technical program submitted for approval for exploitation; and

	o	Post bond or guarantees not less than c50,00 (US $5,714) per km2.

•	Taxes to be paid at state and municipal levels:

	o	State taxes are specified but municipal taxes will have to be negotiated.

•	Royalties:

	o	(a) Gross Revenue Royalty (GRR) of 1% must be paid to the State; and

	o	(b) A GRR of 1% must be paid to the Municipality.

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According to Medina (2003), the main obligations that Pacific Rim, as the license holder, had and has to meet to maintain the licenses are:

1) To present the documentation required in Article 37 of the Mining Law, especially that of the financial and technical capability of the Company, fulfilling the formal and technical requirements.

2) With respect to El Dorado Norte and El Dorado Sur, to fulfill in a term of 120 days, the requirements of the Legal Framework and confirm the licenses obtained under the Mining Code of August 17, 1922 to the Legal Framework;

3) To fulfill with the technical and engineering standards required by the domestic legislation and by the norms internationally established for the protection of the environment, according to what is stated in Article 17 of the Mining Law;

4) To file semi-annual or whenever it is required, reports on advances or problems detected, especially those related to environmental matters as described in Article 18 of the Mining Law;

5) To file annual reports with detailed information of the exploration activities conducted and the investment made within the reporting period as described in Article 22 of the Mining Law.

6) To request extensions of the exploration licenses within the terms and fulfilling to the requirements established in Article 19 of the Mining Law.

7) To pay the mining royalty for the Licenses, according to Articles 19, 22, and 66 of the Mining Law.

The Company is up to date with its obligations as described above.

4.1.2.1 Conversion to Exploitation Concessions

Exploration licenses can be maintained for no more than eight years at the end of which time a decision must be made as to whether to convert the license to an Exploitation Concession. Upon making a decision to convert to an Exploitation Concession, the license holder has a period of one year to complete the steps of the conversion process.

In the case of the El Dorado licenses, a decision to convert to an Exploitation Concession must be made by January 1, 2005.

4.1.2.2 Rental Fees

Licensees are required to pay an annual rental fee to the national government. For the El Dorado licenses the fee now stands at $300 per square kilometer per year, for an annual total of $22,500 per year. The annual fee for an exploitation concession is also $300 per square kilometer. The annual total cost is dependent on the size of the concession.

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4.1.2.3 Transfer of Mining Rights

Mining rights can be transferred. To achieve a transfer, the owner and transferee must present an application, together with documents showing that the owner has complied with all obligations to the date of transfer, and the transferee undertakes to continue with and complete all outstanding obligations. The transferee must demonstrate that it has the financial capacity to undertake the exploration and development work.

4.1.3 Applicable Agreements

Pacific Rim holds the El Dorado concessions directly from the state. There are no third-party agreements that relate to the mineral rights.

4.1.4 Surface Rights

Most property in the area is private and small to medium in size, ranging from 10 to 60 ha with no large land ownership or undisturbed areas. Since most of the property is privately owned, it can be freely bought and sold. According to the El Dorado Feasibility Study 2001:

When the transfer of mining rights from NYES to Mirage occurred, 11.18 hectares were attached to the transaction for a price of US$20,000. This property includes the original Rosario mine site and currently contains all existing infrastructure for the El Dorado project. Its location is shown in Figure 3.3 [of the feasibility study] while the technical description, Parcel 1, is given in Appendix 2 [of the feasibility study]. Original documentation, along with all other Real Estate that has been purchased, is stored in a safety deposit box at a bank in Sensuntepeque.

In 1996, several additional properties were purchased in the areas of El Dorado, Nueva Esperanza and Coyotera. These properties, totaling 57.68 hectares, were acquired for purposes of tailings impoundment, surface mining, waste dump, haulage road and site facilities. The individual properties have been combined into five legal descriptions (Parcels 2 through 6) for purposes of land registry and are described in Appendix 2 [of the feasibility study]. All properties were purchased at US$4,094 per hectare.

Some additional property will need to be purchased for the mill site (about 4.0 hectares) and a small parcel (less than 1 Ha) at Nueva Esperanza in the event of its development. Any additional discoveries requiring the disturbance of surface lands will also need to be purchased.

4.1.4.1 Land Use

The El Dorado Feasibility Study 2001 describes land use in the El Dorado project area:

Land uses include urban, industrial and agricultural with pockets of brush and forest. Farm and natural pasturelands predominate, followed by agricultural farmland. In this part of El Salvador, approximately 95 percent of the farmland is planted in corn and beans, while the remaining land is used for cattle grazing and breeding. These activities are the most important productive

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activities in the area. The growing season corresponds to the rainy season as formal irrigation, due to the absence of water projects, is not practiced in the area.

4.2 Permitting

4.2.1 Environmental Permitting

From the El Dorado Feasibility Study 2001:

In 1996, Mirage, as part of a Pre-feasibility Study, contracted Steffen, Robertson and Kirsten (U.S.) Inc. (SRK) to prepare a baseline data collection for environmental and socioeconomic resources that may be affected by a mining project. The purpose of the Baseline Study was to characterize the physical, biological, and socioeconomic environment of the license area prior to mine expansion, and to identify the presence of any environmental or social impacts related to historic mining and processing on the license area.

The legal consideration of a project’s impact to the environment is relatively new in El Salvador. On December 14, 1995, the Mining Law (Decree No. 544) was passed and establishes, although in very general terms, that mine exploration, development, and production must consider all potentially negative environmental and socioeconomic impacts and strive to evaluate and mitigate their negative effects.

El Salvador’s current Environmental Law was signed into effect on May 4, 1998, and represents the first legislation specifically written to protect the environment. The Environmental Law (Decree No. 233) is a fairly vague document that attempts to address all environmental woes that currently plague the country. Without regulations and contained standards and thresholds, it is difficult to assess any development’s ability to comply. Nonetheless, the guidelines have been established and will be summarized below as they apply to mining and, more specifically, the feasibility of the El Dorado project.

A permitting procedure has been established in the Environmental Law that must be followed in the development of the El Dorado project. First, an environmental formula or application must be presented to the Ministry that details the development and operation of the proposed project (Article 22). The Ministry will categorize the activity, work, or project according to its span and to the nature of its potential impact and emit the Terms or Reference or guidelines for an Environmental Impact Assessment (EIA). These guidelines were received on December 14, 2000. The EIA must be performed by the Title Holder using a multidisciplinary technical team.

All mining activities must obtain an Environmental Permit. The Environmental Permit will oblige the owner of the activity, work, or project to perform all of the actions of prevention, attenuation, or compensation established in the Program of Environmental Management as part of the EIA, which will be approved as a condition for the granting of the Environmental Permit.

An impact assessment has been conducted for each of the individual environmental resources. The methodology employed consists of the following four steps:

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(i)	Characterization of Individual Environmental Values;

(ii)	Identification of Impact Generating Activities;

(iii)	Identification of Potential Impacts; and

(iv)	Evaluation of Impacts.

Medina (2003) recommended that, in view of Pacific Rim’s increasing exploration activities, the company should update its environmental permits with the Ministry of Environment. This update is in progress2.

According to Gochnour (2003), “The Mining Law and Environmental Law in El Salvador are relatively new and, as of yet remain untested by the mining industry.” Gochnour recommended working closely with the Ministry of Environment and having the ministry approve the plan of study for future environmental baseline work and planning.

4.3 Environmental Liability

In light of the prior mining history of the El Dorado mine area and evidence of small-scale mining on other parts of the El Dorado concessions, the question of possible “inherited” environmental liabilities arises. Ronning is unaware of any aspect of El Salvadoran law that would make Pacific Rim legally responsible for any environmental liabilities created by prior operators. However, it is generally prudent for a current operator to investigate any existing mine-related environmental problems, if at all feasible.

There appear to be no significant outstanding environmental problems that have resulted from earlier mining operations. Gochnour (2003) commented that “Another encouraging sign is the lack of adverse impact from historical mining activities (tailing and waste rock). These areas were revegetated naturally and showed no signs of environmental degradation (vegetation kill, acid drainage, etc.).”

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2 Pacific Rim states that this might be submitted later this year.

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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Physiography and Climate

Note that most of this section is modified from the El Dorado Feasibility Study 2001.

5.1.1 Physiography

El Salvador can be divided into four morphological-geological regions: Coastal Plains, Coastal Ranges, the Great Interior Valley, and the Northern Mountain Ranges. The El Dorado project area is located on the border of the Great Interior Valley and the Northern Mountain Ranges.

The El Dorado license area has moderate relief, but is surrounded by higher hills to the north, east, and west. Elevations range between 200 m and 800 m above sea level. The project area contains shallow topsoils and volcanic sub-soils that are generally cultivated for seasonal crops. Five perennial streams or rivers traverse the El Dorado license area: Río Titihuapa, Río de Los Pueblos, Rio Gualuca, Rio San Francisco and Rio San Isidro. Water levels vary with the seasons with good flows to be expected during the wet season.

5.1.2 Climate

El Salvador has a tropical climate with pronounced wet (May to October) and dry seasons. Average annual rainfall at Sensuntepeque is about 2,000 mm. During this time, rainfall generally comes from low-pressure systems over the Pacific and usually falls in heavy afternoon thunderstorms. Hurricanes occasionally form in the Pacific; however, they seldom affect El Salvador. During the dry season (November through April), the weather patterns are controlled by the northeast trade winds. As the air from the Caribbean passes over Honduras, most of the precipitation is lost in the mountains, thus, limiting rainfall for El Salvador. Extreme temperature ranges are from 7° to 38° C. As expected, temperatures vary with elevation with the hottest temperatures occurring in the Pacific lowlands.

5.1.3 Seismicity

Seismic activity is common in El Salvador. The activity is most pronounced to the south, in the Benioff Zone, and to the northwest of El Salvador along the North American-Caribbean plate boundary. Significant events that have occurred within 100 km of the El Dorado project include a magnitude 7.9 at a distance of 36 km from the site, a magnitude 7.8 (January 13, 2001) at 86 km, a magnitude 7.7 at 54 km, a magnitude 7.1 at a distance of 99 km, and two magnitude 7.0 earthquakes at 90 and 99 km from the site. These data indicate that there is potential for a major earthquake to occur near the site and the need for sophisticated seismic analyses of proposed mine facilities at appropriate levels of seismic risk.

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5.2 Access and Infrastructure

Note that most of this section is derived from the El Dorado Feasibility Study 2001.

The El Dorado mine area is connected with Sensuntepeque, San Isidro and Ilobasco via a recently (1996) improved asphalt highway. The original mine site and current center of operations is located about 200 m from the highway. Within the exploration license area, a network of compacted dirt and rock roads has been constructed that provides access throughout most of the central project area.

A primary electrical supply line (13,500 volts) passes along the highway and in front of the mine site and is connected to the current infrastructure via two-15 ka transformers where both 110 volts and 220 volts are distributed throughout the mine site area. Experience in the El Dorado district since July 1993 has shown that the local electricity supply is not reliable enough to be considered for any of the proposed operations. Although there has been improvement in the continuity of supply over the past few years, disruptions, nevertheless, are still frequent and may last for up to 30 hours.

As a consequence it is probable that a company-owned diesel generating power plant will be required to provide power if a mine is developed. An alternative to the company owning and operating its own power plant is that of contracting supply and maintenance to an independent company.

Basic supplies, including lumber, steel, cement, sand, and gravel are available locally. Although limited in depth, a broad variety of services are available in Sensuntepeque.

5.2.1 Availability of Personnel

There exists a large labor pool of potential workers surrounding the project site. A skilled mining workforce does not exist in El Salvador and other sources, such as Nicaragua, Mexico and South America will need to be considered. Areas such as secretarial, accounting, administrative, environmental and laboratory technicians can be readily found in San Salvador, if not locally.

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6.0 HISTORY

The history of the El Dorado mine area and some other occurrences within the El Dorado license is summarized below:

Colonial Period to 1953 The colonial Spanish discovered gold in the district in the early 1500’s. They conducted shallow surface trenching and pitting in the El Dorado and surrounding areas. At El Dorado limited operations ceased in 1894 and the deposit remained dormant until 1942 when the New York and El Salvador Mining Company (NYESMC), a subsidiary of the New York and Honduras Rosario Mining Company, acquired the property. NYESMC commenced mining and milling operations in 1948. Exploitation occurred between 1948 and 1953 on levels developed at 50 ft (15 m), 175 ft (53 m), 300 ft (91 m), and 425 ft (130 m) – measured from the surface – and was serviced by two vertical shafts to the deepest level. The mine is currently (2001) flooded to the 50 ft Level.

Some 270,000 tonnes of material were milled by NYESMC, with about 72,500 troy ounces of gold extracted3. The average vein width was 1.52 m and both shrinkage stoping and cut-and-fill mining techniques were utilized. Metal recovery was by cyanidation.

The El Dorado mine, operated by Rosario Resources Corporation, was shut down in 1953 for reasons that are somewhat unclear. The Rosario reports suggest that the limited resources combined with high mining costs and low gold prices caused the mine’s shutdown. According to a former Mine Manager at El Dorado between 1948 and 1951, the depressed gold price was the primary cause for mine closure (Homer Anderson, quoted in El Dorado Feasibility Study 2001). McNames (1969) indicated that rising costs due to a new labor law were also a factor.

At El Porvenir, about 3.5 km southeast of the El Dorado mine, the colonial Spanish constructed a shaft and cross-cut. In modern times, the property was worked sporadically from before the end of the 19th century until the 1940’s. Five adits, with about 200 m of drifting, were constructed, and a small mill was brought to the site in the early 1900’s. The mill proved to be unsuitable for the oxidized mineralization.

1975-1976 The New York And El Salvador Mining Company was purchased by Bruneau Mining Corporation, a company controlled by Rosario. Bruneau conducted an exploration program that consisted of:

i.	52.3 km of line cutting;

ii.	Geological mapping, rock and soil geochemistry, including 2,542 geochemical analyses of soil samples;

iii.	Clean up and re-sampling of 380 m of adit;

iv.	Trenching involving the movement of 820.5 cubic meters of material; and

v.	1239.5 m of diamond drilling in four holes (Levy, 1977).

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3 Production figures vary slightly among sources, but are generally similar to those given here.

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1991 New York And El Salvador Mining Company, then a subsidiary of Zinc Metal Corporation, sought funding for an exploration program based on the premise that an open pit resource could be developed on the El Dorado veins (Malouf, 1991).

1993 Mirage Resource Corporation entered into an agreement with NYESMC to acquire 100% of the El Dorado mining district. Kinross El Salvador, S.A.de C.V obtained its charter

1993 – 1995 Surface mapping, trenching and drilling programs identified a number of deposits and prospects in addition to the El Dorado vein system, including the Nueva Esperanza and La Coyotera North veins

August – November 1995 Kinross drilled 2,239.41 m of core on the La Coyotera North vein.

September 1995 A pre-feasibility study was prepared for the El Dorado project by the mineral consulting firm of James Askew and Associates, Inc. (JAA) on behalf of Mirage.

1996 Kinross El Salvador obtained the Exploration Licenses for El Dorado Norte and El Dorado Sur

April 2000 Dayton Mining Corporation acquired the El Dorado project through the acquisition of all the outstanding shares of Mirage Resource Corporation. This resulted in the property being held by Kinross el Salvador S.A. de C.V., a 100% owned subsidiary of Dayton.

2001 Dayton produced a feasibility study based on an operation processing about 500 tonnes of ore per day.

April 2002 Pacific Rim Mining Corp. and Dayton Mining Corp. amalgamated through a reverse take-over.

Mid 2002 Pacific Rim began its exploration program.

March 2003 The name of Kinross El Salvador S.A. de C.V. was formally changed to Pacific Rim El Salvador S.A. de C.V.

6.1 Historical Resource and Reserve Estimates

Since the early 1990’s there have been a number of resource estimates calculated for several different veins. All available estimates are presented here for completeness and historical perspective, however, all are now considered outdated as extensive additional data has been obtained through drilling by Pacific Rim. Ronning (2003) listed and described in some detail most historic resource estimates and that is given in Appendix B.

Malouf (1991) did not perform a rigorous resource or reserve calculation but rather presented an “ore reserve potential”, a term that is not accepted today but does describe the level of work done. His “ore reserve potential”, with assumed dilution and internal low grade, was given at 5 million tonnes grading 3.99 g Au/t. Malouf assumed an open pit mining scenario.

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Historic estimates for the El Dorado mine area are given in Table 6.1. Historic estimates for the La Coyotera area are given in Table 6.2. Historic estimates for the Nueva Esperanza area are given in Table 6.3. At Nueva Esperanza, because silver was not consistently reported and because it is relatively low grade, the silver is not reported.

All of these estimates predate the implementation of Canadian National Instrument 43-101. These historic estimates are presented here only for the reader’s information and comparison.

Table 6.1 Historic Resource Estimates of the El Dorado Mine Area

Historic Minita Area Resource Estimates
	Staff of Kinross Gold Corp., May 1996		Mirage -Kinross Gold Corp, July 1997		Kinross Gold restated, September 1997*		LaCroix & Associates 2000
	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Minita Vein
Gold Cut Off Grade (g/t)	4	4	3	3	4	4	6	6
Tonnes Gold Grade (g/t) Silver Grade (g/t) Contained Gold (ounces) Contained Silver (ounces)	258,500 12.37 ** 102,800 **	139,400 12.57 ** 56,540 **	608,200 11.90 75.00 232,000 1,472,000	225,100 9.60 64.00 69,000 465,000	563,100 12.50 80.00 227,000 1,443,000	177,300 11.20 75.00 64,000 427,000	626,100 14.17 99.60 285,000 2,005,000	103,100 10.92 77.60 36,000 257,000
Minita 3 Vein
Gold Cut Off Grade (g/t)	4	4	3	3	4	4	6	6
Tonnes Gold Grade (g/t) Silver Grade (g/t) Contained Gold (ounces) Contained Silver (ounces)	396,500 10.86 ** 138,440 **	169,000 9.88 ** 53,680 **	332,000 11.30 89.00 121,000 954,000	70,000 6.30 31.00 14,000 70,000	299,400 12.20 97.00 117,000 929,000	53,300 7.10 35.00 12,000 60,000	141,100 11.95 89.00 54,000 404,000	3,300 8.62 69.50 1,000 7,000
Zancudo Vein
Gold Cut Off Grade (g/t)	4	4	4	4	5	5	9	9
Tonnes Gold Grade (g/t) Silver Grade (g/t) Contained Gold (ounces) Contained Silver (ounces)	22,600 5.78 ** 4,200 **	36,100 6.12 ** 7,100 **	44,200 11.20 84.00 16,000 119,000	19,000 7.90 58.00 5,000 35,000	31,400 14.00 109.00 14,000 110,000	15,100 8.70 65.00 4,000 32,000	32,000 12.20 104.20 13,000 107,000	4,200 9.62 66.50 1,000 9,000
* Changes recommended by Strathocona Mineral Services
**In the 1996 estimate, silver grades were stated only in a summary table that combined indicated and inferred resources.

Table 6.2 Historic Resource Estimates of the La Coyotera Area

	Mirage - Kinross Gold Corp, July 1997		Kinross Gold restated, September 1997*		Kinross El Salvador, March 2000		La Croix & Associates 2000*
Category	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred		Not classified
Gold Cut Off Grade (g/t)	2	2	4	4	4	4	NA	5
Tonnes Gold Grade (g/t) Silver Grade (g/t) Contained Gold (ounces) Contained Silver (ounces)	1,724,100 5.72 45.93 317,000 2,546,000	273,100 4.67 44.42 41,000 390000	1,055,900 7.48 56.79 254,000 1,928,000	149,400 6.04 59.96 29,000 288,000	932,725 8.57 76.00 257,035 2,279,065	326,368 4.67 55.12 49,034 578,393	NA NA NA NA NA	840,500 8.06 67.20 218,000 1,816,000
** Hanging wall vein using unadjusted SG of 2.47 g/cm3

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Table 6.3 Historic Resource Estimates of the Nueva Esperanza Area

Estimator	Tonnes	Indicated Gold grade (g/t)	Ounces Gold	Tonnes	Inferred Gold grade (g/t)	Ounces Gold
Kinross Gold, 1996 Kinross Gold, 1997, restated La Croix & Associates, 2000	462,500 845,000 538,700	3.36 2.70 4.26	49,960 73,400 73,800	481,700 37,600 766,600	2.90 2.20 2.25	44,910 2,700 55,500

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7.0 GEOLOGIC SETTING

[Note: This section was derived from Ronning (2003) and the El Dorado Feasibility Study 2001 but has been modified and supplemented to address those issues related to the gold and silver resources or resource estimate. It has also been changed with input from Pacific Rim to reflect more recent work as Pac Rim has been performing extensive geologic work on the project and as such has modified geologic interpretations. This, like all exploration projects, is both expected and building on prior work generally makes for better and more effective geologic exploration.]

7.1 Regional Geology

The tectonics and seismicity of El Salvador are influenced by the Caribbean, Cocos and North American lithospheric plates. The Cocos plate is subducted beneath the Caribbean plate off the west coast of Central America in a convergent plate boundary, which forms the Middle American trench. A chain of active volcanoes along the Pacific coast from Guatemala to Costa Rica provides evidence for the presence of the subduction zone. The boundary between the Caribbean and North American plates forms a 200 km wide left lateral shear zone to the north of El Salvador.

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. The Coastal Plains occur in the western and southern part of the country and consist of alluvial deposits, spits, and mangrove swamps. The Coastal Ranges consist of the Tacuba, Balsam, and Jucuaran ranges which are composed of the Pliocene Balsamo formation. The Great Interior Valley is a heterogeneous basin with low mountain topography composed of eroded volcanoes and the intermountain basins (Metapan, Rio Lempa, Rio Titihuapa, and Olomega). Active Pleistocene volcanoes occur in the southern part of the valley. The Northern Mountain Ranges are dominantly composed of the Tertiary Chalatenango and Morazan formations. Intrusive rocks, emplaced into Cretaceous-Lower Tertiary sedimentary rocks in the Metapan region, occur in the northwestern part of the country.

The Tertiary and Quaternary periods are dominated by terrestrial volcanic rocks. Radiometric dates are not available and the ages are based on correlation with volcanic units in neighboring countries. The northern part of the country is crossed by a broad strip of Oligocene to Miocene (?) volcanic rocks that approximately parallel the Pacific Coast.

The El Dorado district is in the Great Interior Valley, underlain by Oligocene (?) acidic to basic volcanic rocks of the Morazan formation, which are overlain by the felsic volcanic rocks of the Miocene (?) Chalatenango formation. Miocene to Pliocene basic volcanic rocks of the Balsamo formation unconformably overly the earlier units. These three units comprise most of the surface geology at El Dorado.

The structural geology of El Salvador is dominated by several fault systems, the most important of which strikes east-west and extends from the Guatemalan border eastward to the northern edge of the Olomega basin. Northwest-trending faults are part of a prominent tectonic element that trends across Central America and includes the Nicaragua Depression. A major set of northeast-trending faults is referred to as the Trans-Salvador Fault Zone and may be the oldest of the three structural fabrics discussed above. The El Dorado district is situated where the three structural trends described above

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intersect. This structural intersection may have been important in localizing volcanic and hydrothermal activity on a regional scale.

7.2 Property Geology

The El Dorado district can be subdivided into three sub-districts: Northern, Central, and Southern. The Northern El Dorado sub-district contains the Iguana, La Coyotera, La Huerta, San Matias, a few smaller veins and an extensive system of mineralized veins to the northwest of San Matias that were recently discovered by Pacific Rim. The geology is dominated by fine-grained porphyritic andesite, andesite agglomerate and andesite porphyry of the Morazan formation although rhyodacite porphyry dikes (age unknown) and young basalts of the Balsamo formation are locally important but not spatially associated with alteration and veining.

The Central El Dorado sub-district hosts the El Dorado mine along with the San Francisco, Hacienda Vieja, Nueva Esperanza, Los Jobos and other veins. As is the case in the north, the Central sub-district veins are entirely hosted by the Morazan formation. On the western margin of the El Dorado mine area, a small crystal-rich rhyolite plug intrudes the Morazan formation and is the northernmost expression of rhyolite, ash flow tuff or intrusive in the concession area. Basalt and andesite of the Balsamo formation cap the ridge on the west side of the district and felsic air fall tuffs and epiclastic rocks assigned to the Chalatenango formation cap the ridge to the east. The northwest-trending Avila fault zone marks the southern limit of the Central El Dorado sub-district (Figure 7.4).

Basalt flows of the Miocene Balsamo formation, neither altered nor mineralized, are exposed south and east of the concession.

The El Dorado district contains two pronounced structural elements. One is N30°W- to N30°E- trending, mainly tensional, veins. The other is northwest-trending strike-slip faults mostly defined by major topographic linear features. Most, but not all of the mineralization is found in the north-trending tensional veins.

The Northern sub-district may be offset from the Central sub-district along one of the northwest-trending strike slip fault systems. However, the largest veins in the Northern sub-district, La Coyotera, La Huerta and San Matias, have a more northeasterly trend than the main veins in the Central sub-district. The Central sub-district appears to terminate along the northwest-trending Avila fault zone. Structural relationships with the Southern sub-district are not understood.

One structural model proposed by the prior operator for the Central and Northern sub-districts is that the north-trending tensional veins opened between shear couples formed along northwest-trending strike slip faults. Rotation of some veins is invoked to explain the variation in trends of veins. However, exposures of strike slip structures are poor (or non-existent) and essential geologic measurements needed to define the true kinematics of the structural formation of veins in all sub-districts are rare. Pacific Rim’s approach has focused on understanding the local vein structures looking to define maximum extension areas for exploration drilling.

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Figure 7.1 Regional Geology

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EXPLORATION LICENSE BOUNDARY (75 sq km)
San Matias Vein
La Huerta Vein
Coyotera Vein
Iguana Veins
Escuela Vein
Nueva Esperanza Vein
El Dorado Mine
To: Sensuntepeque
Los Jobos Vein
Quebrada Vein
Veta Grande
To: San Salvador
San Isidro
Hacienda Vieja Veins
vein and structure mapping north of this line by Pacific Rim vein and structure mapping south of this line by predecessors
San Francisco Veins
La Hacienda Vein
Coyolito Hill
Plan de las Minas
El Gallardo
El Porvenir
Nance Dulce Vein

- Breccia: Mineralized
- Chalcedony vein swarm or stockwork
- Chalcedony vein
- Fault
- Quaternary Alluvium
- Balsamo Formation (Plioceno): Basalt flows
- Rhyodacite flows and/or intrusive
- Chalatenango Formation (Mioceno) Felsic pyro- and epiclastics
- Sinter Deposits (Paleo-hotsprings) in basal Chalatenango Formation
- Rhyolite intrusive: flow-banded and altered
- Morazán Formation (Oligocene(?) to Miocene): Andesite flows andagglomerates
- Not Mapped

Notes: This map was originally prepared by staff of Dayton Mining in 2001. It has been modified for the purpose of this report by adding Pacific Rim's structural mapping north of the dashed line as indicated.

Pacific Rim Mining Corp.		El Dorado Project
Property Geology		
Drawn by: PAR	Project: eld	Drawing: eld-1-4
Date: Aug 2003	Report: eld - 1	Revision: 1
New Caledonian Geological Consulting		Figure 7.2

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8.0 DEPOSIT TYPES

[Note: This section has been updated and modified by Pacific Rim to reflect their recent work and understanding.]

The gold- and silver-bearing veins of the El Dorado district, of which at least 36 exceed one-meter in width, occur over an area exceeding 50 km2. Vein mineralization is dominated by chalcedonic quartz and calcite and ranges in width between 0.25and 15 m in surface exposures (the Minita vein at the surface is seldom greater than 0.5 m wide). Individual veins are generally less than 500 m in length but range up to 2 km in length, dip steeply, and generally form ridges. Some systems of related, en echelon veins have been traced for up to 3 km.

Opalline to chalcedonic quartz veins, some replacements as well as true sinter deposits occur in the Southern sub-district. The sinter deposits have recrystallized to fine-grained cryptocrystalline quartz. However, the high-grade Nancy Dulce vein juxtaposed next to these high-level alteration styles has characteristics similar to the high-grade core of the Minita vein in the Central sub-district, namely, colloform banded black sulfide and “corn-flake” breccia textures. Multiple or telescoped hydrothermal events are invoked to explain the juxtaposition of these variant alteration types.

Veins in the Northern sub-district exhibit high- and deeper-level vein characteristics and exhibit evidence of multiple veining events. The highest part of the San Matias vein contains low-temperature nearly-opalline silica bands. At the southern extremity of this vein and more than 300 m deeper in the vein structure, the vein is banded, recrystallized chalcedonic quartz and calcite similar to the surface veins in the Central sub-district. Coyotera, on the other hand, contains a dozen different vein styles and numerous breccia textures within a narrow lode zone throughout the length and depth of the system. Clearly, more than one hydrothermal process was involved in its formation as evidenced by the progression of mineralized veins, mineralized vein fragments in barren silica cement and later barren crosscutting matrix supported breccias.

Petrographic examination of the colloform-banded stage reveals several minor, but important, components. Important minerals include adularia, sericite, pyrite, acanthite, electrum, native gold, native silver, chalcopyrite, sphalerite, and galena. Adularia and sericite have been observed in quantities up to 5%. The opaque minerals generally comprise less than 1% of the vein but may form a significant portion of individual gray to black bands. Individual gold grains up to 0.1 mm in diameter and associated with pyrite, have been observed in polished sections.

The characteristics of the various deposits on the El Dorado property are consistent with adularia-sericite type epithermal precious metal vein systems. Variations amongst the deposits in the El Dorado license area can be ascribed to different levels of present-day erosion, local variations in their conditions of formation and/or possibly multiple episodic, juxtaposed hydrothermal events.

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Pacific Rim Mining Corporation	Page 29

9.0 MINERALIZATION

The El Dorado license area contains many deposits, prospects and occurrences in veins, hot spring deposits and hydrothermal (?) breccias. They are found in three sub-districts, Northern, Central and Southern, which are distinguished by dominant vein orientations and level of hydrothermal system exposed on the present-day surface. Complex, multistage paragenetic histories are best displayed in what appear to be higher level veins such as La Coyotera, San Matias and Nueva Esperanza. Veins of the immediate El Dorado mine area (Minita, Minita 3, Zancudo, El Dorado, and Rosario) appear to have been more deeply eroded.

In their 1999 “Summary of Exploration Activities”, Turner and Johansing organized their descriptions of the deposits and zones into 33 targets, many of which comprise multiple veins. Ronning (2003) gives a very detailed description of many of these “target” areas and should be referenced as background for this report. Details of the mineralization of the three resource areas are given in this section.

9.1 General

The following section describes the mineralization in the main resource area, the northern part of the Central El Dorado sub-district, which is referred to in this report as the El Dorado mine area. Here the best gold grades are in veins that display some form of crustiform-colloform banding. This banding is composed of a combination of chalcedony, quartz, adularia, black sulfides, clay and calcite. Often, these veins contain multiple stages of banding, are composites of multiple vein events and/or contain brecciation features. Banding can appear laminar, highly contorted or in brecciated forms. Better gold values appear to be in veins where the vein and breccia events are less complex. Tight wallrocks cut by a single, discreet structure, as opposed to stockwork or sheeted vein zones, tend to produce better grade veins.

Grades are highest and banding is often best developed near the outer vein wall contacts. Where vein walls have symmetrical banding, grades are often significantly better in one wall than the other. However, veins normally contain asymmetrical banding with the banding at one vein wall overprinted by a breccia, another veining event or some type of late structural deformation.

In brecciated zones, fragments are nearly always supported by some type of cementing matrix and often cross-cut the principle vein event. Fragments from the immediate wallrocks occur but fragments are more commonly foreign, angular to rounded and sometimes show “plastic” deformation features (corn-flake and mega-flake breccias).

Chalcedony (cryptocrystalline quartz) occurs where calcite is less abundant and may contain adularia. Quartz is fine-grained to coarse-grained and is both primary and recrystallized from the chalcedony. It is generally interlayered or interstitial to adularia bands and crystal aggregates. Breccia cement is commonly pure quartz with small amounts of clay, calcite and/or adularia. Comb quartz, spar calcite and zeolites are common in minor, late-stage veins and vugs. Any reference in the text to “quartz veins” or “banded quartz” refers to chalcedony and/or coarser recrystallized quartz after chalcedony.

Calcite has many textures and variations but is mostly equant to anhedral, coarse-grained, massive to crudely banded and recrystalized. Distinct growth zones with sub-microscopic inclusions are common.

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Pacific Rim Mining Corporation	Page 30

Some highly elongate calcite grains with length to width ratios of up to 40:1 and often with quartz and/or calcite matrix cement can occur in distinct bands and have been mistakenly identified as “lattice” texture4. However, true lattice textures locally occur. Fine-grained spherulitic calcite growths consisting of pseudo-acicular calcite clusters are locally abundant and commonly give the calcite a mottled appearance.

Clay minerals are very fine-grained and can occur as irregular masses, in distinct bands and disseminated in massive chalcedony and/or calcite zones. X-ray diffraction analysis was used to identify the following colored clay mineral species: nontronite (distinctly green), corrensite (pale to dark brown to slightly greenish brown), and montmorillonite with interstatified illite (nearly colorless to tan). Corrensite appears to be the dominant mineral in the middle higher grade parts of the vein while montmorillonite occurs higher and nontronite deeper in the vein structure.

Opaque minerals, which constitute a very small volume of the vein material, are very fine-grained and can be visibly absent in productive veins. Opaque minerals (identified from polished section analysis) are listed in decreasing order of abundance: chalcopyrite, acanthite, gold, pyrite, galena, sphalerite and covellite. Native silver and electrum were also observed in earlier petrographic studies. Sulfide minerals can occur as independent grains and/or intergrowths. Gold encapsulated by chalcopyrite or acanthite is locally common. Gold in pyrite has also been reported. Base and precious metals are found together in the same bands; however, pyrite rarely occurs with other opaque minerals except chalcopyrite. Adularia-rich bands tend to contain the most opaque minerals. Calcite can have scattered inclusions of opaque minerals and spherulitic calcite commonly contains free gold and acanthite grains. Because of the very fine-grained nature of the sulfides, the term, “black sulfide”, commonly noted during logging, generally identifies concentrations of any fine-grained dark gray to black sulfide mineral. Identification of exact sulfide species requires other analytical methods.

In summary, key visual characteristics of higher-grade veins include (not necessarily in order of most importance):

        1)              Colloform banding with inter-layered dark bands,

        2)              Abundant corrensite,

        3)              Both real lattice and psuedo-lattice texture, mottled and/or corn-flake textures, and

        4)              Abundant fine-grain disseminated to irregular coarse-grain clots of black sulfide.

However, when outside the main resource veins (Minita, Minita 3, Zancudo and El Dorado) these characteristics may not always correlate with high gold grade.

__________________________________________________________________
4 Quartz replacing bladed calcite crystals due to retrograde solubility in cooling hydrothermal systems

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Pacific Rim Mining Corporation	Page 31

9.2 El Dorado Mine Area

Ninety-two percent of the past production at El Dorado was derived from four main veins in an area about 700 meters long and 300 meters wide. The El Dorado mine area is in the core of the Central El Dorado sub-district. These are the Minita, Zancudo, Minita 3 and El Dorado veins, the first two of which account for the bulk of historic production. Other prospective veins in the El Dorado area are Portillo, Rosario, Moreno, Monticristo, Candelaria, Guadelupe, Goose and Potrero. Much of the following discussion is derived from Turner and Johansing (1999).

9.2.1 Minita Vein

The Minita vein is located between the Zancudo vein, on the west, and the Minita 3 vein within the El Dorado mine area (Figure 9.1). The Minita vein trends roughly north-south over a strike length of at least 900 m and there is evidence of it continuing further. Surface vein exposures are limited with widths generally less than 0.5 m; however, subsurface widths differ dramatically with true vein widths reaching over nine meters. The Minita vein was the most productive vein of the El Dorado mine developed by Rosario Resources between 1948 and 1953. The Minita vein is reported to have produced 95,922 tonnes of material or 35.5% of the total 270,197 tonnes milled. Vein production grades were not available in the surviving records. The Minita vein was mined on the 50, 175, 300, and 425 foot levels generally between 301,250 N and 301,600 N. However, development on the 175 foot level extends between about 301,200 N and about 301,820 N. Crosscuts were also driven connecting the veins in the El Dorado mine area on the 175, 300, and 425 foot levels.

9.2.2 Minita 3 Vein

The Minita 3 vein is located just east of the Minita vein within the El Dorado mine area. The Minita 3 vein trends roughly north-south over a strike length of close to 600 m between 301,400 N and 302,000 N. Surface vein exposures are limited with widths generally less than 1 m. In the subsurface, widths can be greater than on surface, with true vein widths up to 6 m in the drilling. The Minita 3 vein was the third most productive vein of the El Dorado mine. The vein is reported to have produced 41,676 tonnes of material or 15.4% of the total tonnes milled. Unfortunately, vein production grades were not available in the Rosario records. The Minita 3 vein was mined on the 70, 175, 300, and 425 foot levels generally between 301,500 N and 301,750 N. Development on the 175 foot level extends to approximately 301,780 N. Crosscuts were also driven connecting other veins in the El Dorado mine area.

9.2.3 Zancudo Vein

The Zancudo vein is located between the El Dorado vein, on the west, and the Minita vein on the east. It trends roughly north-south over a strike length of at least 700 m. Vein width, both surface and sub-surface, is generally less than 2 m and averages 1 m in the drilling. The Zancudo vein was the second most productive vein of the El Dorado mine area. The vein is reported to have produced 76,937 tonnes of material or 28.5% of the total tonnes milled. Unfortunately grade on individual veins was not available in Rosario’s records. The Zancudo vein was mined on the 30, 50, 175, 300, and 425 foot levels. The 175 foot level was developed and locally mined between 301,090 N and 301,730 N. Cross-cuts were also created connecting the veins in the El Dorado mine area on the 175, 300, and 425 foot levels. Samples from the Zancudo vein revealed an average vein (sample) width of 0.85 m.

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Pacific Rim Mining Corporation	Page 32

Figure 9.1 Schematic Cross Section of the Main Minita Veins

Looking North
El Dorado Vein
Zancudo Vein
MinitaVein
Minita 3 Vein
mined area
533,900 E
533,950 E
534,000 E
534,050 E
534,100 E
534,150 E
534,200 E
534,250 E
400m ASL
350m ASL
300m ASL
250m ASL
200m ASL
150m ASL
100m ASL
30 g/t
0 g/t
200 g/t
gold
silver
scale for bar graphs on drill holes
(grades exceeding 30 g Au/t or
200 g Ag/t cut to those limits for
display purposes)
Pacific Rim Mining Corp.El Dorado Project
Section 301,650 North
Drawn by: PAR
Project: eld
Drawing: edl-01-08
Date: Aug 2003
Report: eld-01
Revision: 1
New Caledonian
Geological Consulting

Modified from Review of the El Dorado Project, El Salvador, P. Ronning, 2003

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Pacific Rim Mining Corporation	Page 33

9.3 La Coyotera Area

The La Coyotera vein system, located 1.5 km northwest of the El Dorado mine area has been traced over a strike length of about 1,200 m. The system trends approximately due north at its southern end and then bends eastward to about N20oE for most of its length. Its dip is essentially vertical (Kinross, 2000).

The following information was compiled by Pacific Rim staff:

Much of the La Coyotera vein is really a lode rather than an individual or discrete vein. The lode is made of many veins and breccias, overlapping as a sheeted zone with many splays or perhaps as step-overs in a shear zone. Commonly, thin horses of andesite occur between vein stages that cannot be correlated between holes. There are many styles of mineralization and their locations and extent are highly variable.

Leaching of calcite (hypogene?), recrystalization of chalcedony and oxidation are common and extensive throughout the length and depth of the lode. The lode has two branches at the north end of the system, a narrow, generally lower-grade west branch and a larger, higher-grade, east branch. The two branches converge but do not intersect at the surface. However, the near-surface, east-dipping east branch rolls over to become west dipping with depth and eventually merges with the west branch into one trunk lode at depth and to the north. The best grades and most complex veining occur where the east branch rolls to the west and extends to just below where the two branches merge with depth. Although the hanging wall and footwall to the lode can be moderately to strongly fractured, the lode is usually poorly fractured. In addition, the adjacent wallrocks contain very strong potassic feldspar and clay alteration up to several meters out from the lode. This pervasive, strong replacement is not obvious and only recognized after thin section and x-ray diffraction studies were completed.

The following vein styles and/or textures are noted:

  CB – banded chalcedony, adularia, less common corrensite and/or nontronite, black sulfides, and occasionally pyrite.

  CF – corn-flake breccias composed of finely banded, commonly plastically deformed fragments.

  FB – micro-breccia composed of mineralized, banded vein and non-mineralized rock fragments.

  BR – various types of breccia fragments rimmed by black sulfide and sometimes pyrite.

  XB – breccias composed of blocks and large clasts of CB, CF and/or FB styles.

  NC – contorted to brecciated calcite with up to 20% disrupted bands of nontronite.

  RQ – recrystallized vein chalcedony to fine-grain quartz with complete leaching of calcite commonly with relict bands of corrensite/nontronite and minor manganese oxide staining.

  CP – sugary calcite veins or breccias with up to 3% pyrite.

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Pacific Rim Mining Corporation	Page 34
  FF – fractures with trace pyrite and black sulfide, usually found in breccias and cross-cutting both matrix and clasts.

  BP – colloform pyrite along vein wall margins and rimming un-banded, gray chalcedony fragments.

  DS – disseminated pyrite and black sulfides (up to 3%) in varicolored, un-banded chalcedony.

  MB – bands of chalcedony with manganese oxide, traces of pyrite and/or iron oxides interbanded with fibrous chalcedony bands up to 4 mm with corrensite and/or hematite stains.

Typically, high-grade clasts appear to be paragenetically early and diluted by barren vein material and andesite clasts. The common breccia types have varied distribution and intensity. Most may be formed by collapse processes rather than by hydrothermal fluidization.

Opaque minerals, fine-grained, black sulfide, are clear indicators of higher grades although they make up only a very small percentage of the lode volume. Opaque minerals recognized in polished section are: acanthite, chalcopyrite (locally altered to covellite or chalcocite), pyrite, gold and traces of sphalerite and galena. Chalcopyrite appears to be the dominant sulfide in black sulfide bands. Precious metal deposition does not appear to have an obvious relationship to gangue mineralogy or texture but rather is related to a horizon and/or elevation.

In summary, key characteristics of higher-grade gold deposition are not clear but if the Minita vein characteristics are applied, it would often be misleading. Gold is confined to a distinct horizon and can occur in many vein types and textures. The presence of relatively large amounts of black-sulfides as an indicator to high-grade gold may be the only exception.

9.4 Nueva Esperanza Vein

No comprehensive study of the Nueva Esperanza vein has been completed by Pacific Rim. The following description is from Mirage Resources reports (Mirage Resources, 1997, Wallis, 1996).

Three distinct vein-types have been defined:

1.	An upper massive chalcedony vein zone with little or no calcite, vuggy, weak banded texture, extending to about 50 m below the surface.

2.	A middle zone composed of banded chalcedony and hydrothermal breccias (?) extending 120 m down-dip along the plane of the vein.

3.	A lower broad calcite-rich zone with a narrow chalcedony vein commonly occurring in the footwall.

There is a core part of the vein which exhibits lattice and moderate to strong colloform banding textures indicative of the higher-grades in the Minita (El Dorado mine area) system. Below this rather horizontal zone, the vein appears to expand to a lode zone consisting of sheeted and/or stockwork veins and veinlets in weakly silicified wallrock and hydrothermal (?) brecccias.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 35

10.0 EXPLORATION

The decade-long period of recent exploration on the El Dorado project includes extensive mapping of mineralized structures, lithogeochemical sample collection, trenching and drilling. There have been numerous ancillary studies including environmental baseline work. The results of the exploration work are described in the discussions of the individual exploration targets in Ronning (2003). This section includes only a summary of the work done.

10.1 Geologic Survey

Geologic mapping to varying levels of detail, done by Pacific Rim and its predecessors, covers approximately 2,000 hectares of the 7,500 hectare property and most of the known vein systems. Digital maps have been generated at scales ranging from 1:1,000 to 1:10,000. In addition, the project archives contain numerous individual maps of trenches, veins and target areas at various scales. Volumes of this older historic mapping and sampling data has been digitized and relocated to an accurate “true earth” coordinate system and compiled into Pacific Rim’s GIS database. Supplemental mapping and sampling is ongoing and used to fill gaps and resolve geologic problems when they arise. Previously unrecorded veins continue to be discovered by Pacific Rim’s geologic staff particularly in the Northern sub-district.

As of August 2003, the El Dorado project contained results for about 3,600 rock samples collected from within the El Dorado license area boundaries. Pacific Rim geologists collected approximately 1,240 of those samples in 2002 and 2003. Pacific Rim’s predecessor operators collected the remainder. The samples are variously described as channel samples, chip channel samples, selected chips, random chip samples and grab samples. It is believed that in almost all cases, and certainly in the case of Pacific Rim’s samples, the sampling was done by company geologists or by local laborers working under the direct supervision of company geologists.

10.2 Trenching

Hand trenching is a common exploration practice done for the purpose of exposing bedrock in areas of extensive soil cover. For the most part it is done on a small scale using local labor. Pacific Rim’s predecessor operators did some bulldozer trenching. Five hundred and forty one of the rock samples recorded in the surface sample database are identifiably from trenches. An additional 483 samples are contained in a database labeled as “Old Trench Samples”. They are not included in the discussions in this report. These samples appear to have been analyzed using less sensitive methods than the samples included in the main surface sample database, so it was deemed prudent by Ronning not to include them.

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Pacific Rim Mining Corporation	Page 36

11.0 DRILLING

Several campaigns of drilling have been completed on the El Dorado project throughout the last decade. Pacific Rim began drilling at El Dorado in May, 2002 and this campaign is still in process as of this writing. The drilling database used in the preparation of this report was current as of October 15, 2003. A map of the drilling in the resource areas is given in Figure 11.1. The database contains records of 275 drill holes comprising 71,130 m of drilling. The majority of the holes drilled on the El Dorado project are core holes.

Table 11.1 Descriptive Statistics of the El Dorado Project Drill Database

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Holes East North Elevation From To Length Au-Average Ag-Average Au Equivalent Ag/Au Ratio Type Drill Sample Core Recovery RQD Vein Width	275 13,777 13,777 13,777 13,777 13,777 13,777 10,447 10,363 10,362 10,349 10,567 10,530 4,235 787	1.3 0.16 1.00 0.18 7.80 1 100 88 2.85	5.2 1.40 9.67 1.54 17.65 1 83 74 3.33	5.20 38.55 5.69 128.11 0 20 30 2.27	3.72 3.99 3.69 7.26 0 0 0 0.68	530,900 296,742 -38 0.0 0.6 0.01 0.00 0.00 0.00 0.00 1 0 0 0.05	535,008 306,132 597 550 601 450 155.80 1084.00 168.44 12334.90 2 100 100 9.40	m m m g Au/t g Ag/t g Aueq/t % % m
“-Average” is the average of all check and duplicate samples for an interval

According to Snider et. al. (1996), reverse circulation drilling was employed to pre-collar some core holes, but was used for the entirety of seven holes at Nueva Esperanza in earlier drill campaigns. It is apparent that down hole contamination has occurred in the reverse circulation drilling (RC). This was considered in the selection of drill samples used in resource estimation. Core drilling is the only method now in use on the project.

11.1 Drilling Procedures

At present core drilling is done using HQ equipment that produces 63.5 mm diameter core. If it is necessary to reduce to a smaller diameter to overcome drilling difficulties, NQ equipment is used, producing 47.625 mm diameter core. In order to better monitor and control core recovery in bad ground conditions, a split core tube is used. This device allows the core to be removed from the drill tube with less disruption than might be the case with more conventional equipment. The core is placed in specially designed, 1.2 m-long wooden core boxes at the drill site. Special “closed” boxes are used when the core is extremely broken to reduce shifting and contamination within the box. However, instances of such bad ground conditions have been rare in Pacific Rim’s experience and never in the productive vein areas.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 37

CAD CONTROL BLOCK REF: Figure-AllPlan_elddhp.dwg
DATE: 10/28/03

La Coyotera Area
Nueva Esperanza Area
El Dorado Area

FIGURE NO.	11.1
PACIFIC RIM	
El Dorado Project	
Dept. of Cabanas	El Salvador
Drill Hole Location Map	
MINE DEVELOPMENT ASSOCIATES	Reno, Nevada
DATE	28 Oct 2003
DRAWN BY	S Ristorcelli
CHECKED BY	MDA
SCALE

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 38

Drillers measure the core recovery and RQD data before it is broken up and put into the core boxes. Loaded core boxes are trucked to Pacific Rim’s core logging, sampling and storage facility in the El Dorado mine area. The down hole orientations of the drill holes have been measured using various instruments during the history of the project. The instruments used measured hole direction and inclination. The current instrument in use is a digital down hole survey device called a Reflex. The drillers do the down hole surveys. Measurements are taken approximately every 50 m down the hole. After the measurement at the bottom of the hole, measurements are repeated approximately every 50 m as the instrument is raised back up the hole. The drillers record raw azimuth data uncorrected for declination. All survey data is recorded on drillers’ daily logs as well as special survey forms. Both the driller and a helper are supposed to confirm the digital reading and recordation of each survey. If excessive deviation occurs, the driller is expected to repeat the survey. Down and up surveys are compared by Pacific Rim staff and where duplicate intervals overlap, an average is recorded in a master compilation. Both raw survey and declination corrected values are recorded.

Serious discrepancies are rare but do occur. After consultation with the driller representative, Pacific Rim personnel record a corrected survey reading. The correction methodology is recorded in the survey section of the original drill hole archives. Discrepancies in pre-Pacific Rim data, when identified, are also recorded in the above manner. Generally, the bad survey will be discarded or an average of a previous and later survey will be recorded.

Pacific Rim has recently obtained a differential GPS for surveying drill collars and other survey work. Before this, collars were surveyed by contract surveyors. After drill holes are completed, the collar locations are marked with poured concrete blocks.

Pacific Rim photographs drill core through the principal and significant vein section and for other intervals where samples or geotechnical data is recorded when drilling in-fill and step-out holes in known resource areas. Core from new exploration areas is not generally photographed unless a significant vein or alteration interval is intercepted.

11.2 Core Recovery

Historically, core recovery issues have played a large role in the evaluation of the El Dorado project. In some cases, core recovery has been used in factoring grades and tonnages in resource estimates. Hence, a rather detailed discussion and analysis of this issue is given here that presents analyses and conclusions, which in some cases differ from historic “remedies” for poor core recovery.

While reading this section, the reader should be aware that core recovery in Pacific Rim’s drilling is very good. Table 11.2 gives a breakdown of core recovery in total and by campaign as of June 2003. The success of Pacific Rim’s drilling program has benefited from the fact that it is using the same drilling company and group of drillers that drilled all previous holes in the El Dorado area since Mirage acquired the project. Drilling company management and individual drillers with a history on the project have greatly facilitated the success of this program.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 39

Table 11.2 Core Recovery by Campaign

	Valid N	Median	Mean	Std. Dev.	CV	Min.	Max.	Units
DDH* Kinross Dayton Pacific Rim San Matias Area All Groups	127 4,633 285 2,005 144 7,194	98 100 100 100 100 100	90.8 90.4 94.9 99.1 82.5 92.1	21.9 19.5 16.4 5.8 26.0 18.1	0.24 0.22 0.17 0.06 0.31 0.20	5 0 5 26 4 0	100 100 100 100 100 100	% % % % % %
* Four drill holes predating Kinross

It is important to understand that the three deposits whose resources were estimated for this report, Nueva Esperanza, La Coyotera, and the El Dorado mine area, are geologically different. These geologic differences impact core recovery differently and could affect core recovery’s impact on potential sample bias differently. Hence, the issue of core recovery is described individually for each.

11.2.1 Core Recovery at the El Dorado Mine Area

Higher-grade mineralization at the El Dorado mine area is related to banded chalcedony vein. Within this material type alone, there should be no preferential bias caused by core loss. However, if this high-grade quartz is associated with calcite, this softer material may be preferentially lost thereby potentially introducing a positive bias. Table 11.3 shows that grades initially decrease with lower core recovery down to 90% and then the grades on average increase. However, there is no statistically significant relationship as the average increase is caused by a few outlier samples. Figures 11.2 through 11.5 demonstrate this relationship graphically. There are four sets of data on each graph. “AuAvg” and “AgAvg” are the mean grades of gold and silver for each 5% core recovery increment. “All Groups” is the mean grade of all core recovery increments. “% Relative Difference” is the relative difference in grade of that particular core recovery increment compared to the “100%” core recovery increment grade.

This non-systematic relationship between grade and core recovery suggests that core recovery cannot be used to factor grade. Furthermore, one cannot arbitrarily eliminate all samples with less than, say, 40% core recovery because doing so would introduce a positive bias to the sample set. Nevertheless, the confidence in samples with extremely low core recovery is minimal. As such, MDA has opted to eliminate the use of all samples with core recovery of less than 25% while those blocks estimated from samples that average less than 80% will be classified no higher than Indicated.

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Pacific Rim Mining Corporation	Page 40

Table 11.3 Core Recovery and Grade – El Dorado Mine Area

All El Dorado Mine Resource Area Samples (greater than 1 g Au/t and 5 g Ag/t)

Core Rec. (%)	AuAvg Mean	% Relative Difference	Grouped (mean/diff%/N)	AgAvg Mean	% Relative Difference	Grouped (mean/diff%/N)
0 5 10 15 20 25	23.20 17.56 2.57 10.89 4.70 4.17	231% 151% -173% 55% -49% -68%	11.74 68% 24	185.00 76.00 16.40 60.04 14.09 16.38	265% 50% -209% 18% -260% -210%	63.56 25% 24
30 35 40 45 50 55	2.00 2.55 42.15 20.10 11.29 6.77	-250% -175% 501% 187% 61% -4%	15.33 119% 30	13.50 19.13 339.40 145.07 39.54 25.78	-276% -165% 570% 186% -28% -97%	101.80 101% 30
60 65 70 75 80 85	7.13 12.65 12.04 36.92 14.59 8.20	2% 81% 72% 427% 108% 17%	14.98 114% 71	70.28 89.75 67.64 229.42 94.27 74.09	39% 77% 33% 353% 86% 46%	103.93 105% 71
90 95	6.56 6.16	-7% -14%	-10% 73	41.17 49.92	-23% -2%	-7% 73
100	7.01	0%	593	50.69	0%	593
All Groups	8.11			57.49
% Relative Difference of the increment over the 100% group

Figure 11.2 Core Recovery and Gold Grade – El Dorado Mine Area

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Pacific Rim Mining Corporation	Page 41

Figure 11.3 Core Recovery and Silver Grade – El Dorado Mine Area

Figure 11.4 Core Recovery and Gold Grade Scatterplot– El Dorado Mine Area

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Pacific Rim Mining Corporation	Page 42

Figure 11.5 Core Recovery and Silver Grade Scatterplot– El Dorado Mine Area

11.2.2 Core recovery at the Nueva Esperanza Area

Contrary to the findings at the El Dorado mine area, the geology at Nueva Esperanza could potentially introduce a bias via core recovery. Higher-grade mineralization at Nueva Esperanza is related to quartz vein material occurring within often clay-altered andesite. This mineral occurrence could introduce a bias by washing out clays and retaining the higher-grade quartz vein material. Table 11.4 demonstrates that, on average, lower core recoveries have higher grades but again, a statistically significant set of data does not exist (Figures 11.6 through 11.9). The analysis in Table 11.4 also shows that silver and gold do not behave similarly with respect to core recovery. Where the gold grades with low recoveries are normally above the mean of all assays, silver grades are below the mean for higher core recovery while lower grade for lower core recoveries. There are four sets of data on each graph. “AuAvg” and “AgAvg” are the mean grades of gold and silver for each 5% core recovery increment. “All Groups” is the mean grade of all core recovery increments. “% Relative Difference” is the relative difference in grade of that particular core recovery increment compared to the “100%” core recovery increment grade.

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Because of the tendency for erratic relationships between low core recovery and grades and because of the geologic features described above, samples with core recovery of less than 25% will be excluded from resource estimation and no material will be classified as Measured if a block is estimated from samples whose average core recovery is less than 80%. Figures 11.6 through 11.9 demonstrate this relationship graphically.

Table 11.4 Core Recovery and Grade – Nueva Esperanza Area

All Nueva Esperanza Samples greater than 1 g Au/t and 5 g Ag/t

Core Rec. (%)	AuAvg Mean	% Relative Difference	Grouped (mean/diff%/N)	AgAvg Mean	% Relative Difference	Grouped (mean/diff%/N)
0 5 10 15 20 25	7.84 0.61 1.10	158% -398% -176%	2.32 -23% 9	35.66 3.15	73% -552%	11.65 -43% 9
30 35 40 45 50 55	3.94 5.73 2.02 2.19 5.71	30% 89% -50% -38% 88%	4.86 60% 48	20.47 50.43 11.75 22.97 37.06	0% 145% -75% 12% 80%	36.81 79% 48
60 65 70 75 80 85	2.95 5.71 3.41 4.51 1.83 5.85	-3% 88% 12% 49% -66% 93%	4.37 44% 74	22.17 50.86 17.10 23.46 10.58 25.76	8% 147% -20% 14% -94% 25%	26.57 29% 74
90 95	5.91 2.52	94% -21%	23% 31	11.42 12.45	-80% -65%	-41% 31
100	3.04	0%	129	20.56	0%	129
All Groups	3.73			23.59
% Relative Difference of the increment over the 100% group

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Figure 11.6 Core Recovery and Gold Grade – Nueva Esperanza Area\

Figure 11.7 Core Recovery and Silver Grade – Nueva Esperanza Area

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Figure 11.8 Core Recovery and Gold Grade Scatterplot – Nueva Esperanza Area

Figure 11.9 Core Recovery and Silver Grade Scatterplot – Nueva Esperanza Area

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11.2.3 Core Recovery at the La Coyotera Area

Higher-grade gold mineralization at La Coyotera is preferentially associated with quartz veining. This veining is located within a wide zone of brecciated vein, sometimes with calcite (presumed to be, in general, lower grade). This by itself does not suggest that grade biases might exist with core recovery. In fact, there is no relationship with grade and core recovery in the La Coyotera database as shown in Table 11.5 and Figures 11.10 through 11.13. Rather, grades remain relatively consistent down to core recoveries of below 25%. There are four sets of data on each graph. “AuAvg” and “AgAvg” are the mean grades of gold and silver for each 5% core recovery increment. “All Groups” is the mean grade of all core recovery increments. “% Relative Difference” is the relative difference in grade of that particular core recovery increment compared to the “100%” core recovery increment grade.

MDA has opted, based on these analyses and geologic environment, to eliminate all samples with core recoveries of less than 25% from resource estimation while those blocks estimated from samples with core recoveries of less than 80% will be classified no higher than Indicated.

Table 11.5 Core Recovery and Grade – La Coyotera Area

All Coyotera Samples greater than 1 g Au/t and 5 g Ag/t

Core Rec. (%)	AuAvg Mean	% Relative Difference	Grouped (mean/diff%/N)	AgAvg Mean	% Relative Difference	Grouped (mean/diff%/N)
0 5 10 15 20 25	1.24 10.01 15.37 4.58	-220% 153% 289% 16%	6.28 59% 43	28.63 46.17 154.02 41.91	-3% 56% 422% 42%	54.30 84% 43
30 35 40 45 50 55	6.61 5.06 4.27 2.93 3.55 4.68	67% 28% 8% -35% -11% 18%	4.27 8% 175	68.90 51.88 38.46 37.03 30.05 53.82	133% 76% 30% 25% 2% 82%	43.48 47% 175
60 65 70 75 80 85	4.81 2.18 3.05 3.56 2.88 4.02	22% -82% -30% -11% -37% 2%	3.40 -14% 222	58.99 28.66 28.96 44.58 42.75 29.79	100% -3% -2% 51% 45% 1%	38.68 31% 222
90 95	3.83 5.41	-3% 37%	17% 73	30.99 26.54	5% -11%	-3% 73
100	3.95	0%	481	29.52	0%	481
All Groups	4.04			35.04
% Relative Difference of the increment over the 100% group

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Figure 11.10 Core Recovery and Gold Grade – La Coyotera Area

Figure 11.11 Core Recovery and Silver Grade – La Coyotera Area

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Figure 11.12 Core Recovery and Gold Grade Scatterplot – La Coyotera Area

Figure 11.13 Core Recovery and Silver Grade Scatterplot – La Coyotera Area

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12.0 SAMPLING METHOD AND APPROACH

Overall, the sampling procedures used by Pacific Rim are considered at or above industry standards and are producing a dataset of sufficient quality to produce resource estimates.

12.1 Pacific Rim Samples

12.1.1 Surface Samples

Ronning (2003) wrote “The sampling method used by Pacific Rim field personnel varies with the purpose of the sample. Geologists doing initial reconnaissance or prospecting may collect selected grab samples from new discoveries. Such samples would be intended only to determine if minerals of interest are present, not to estimate grades for any volume of material.

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a geologist. In most cases local laborers do the sampling, under a geologist’s supervision. The manner of sampling is recorded in field notes and is entered into the digital database of surface samples.”

From the beginning, Pacific Rim has taken GPS readings at all sample sites. In addition, most trenches are photographed.

12.1.2 Samples from Drill Core

While geologically logging the drill core, intervals to be sampled are selected by the geologist. Sampling is done by local laborer samplers employed by Pacific Rim under the direction and often with specific instructions from the geologists. The logging geologists and samplers are well trained and have extensive experience. The principal logging geologist as well as the core sampler have been on the project since at least 1997 and have extensive knowledge of the rock types, sampling techniques and overall procedures. This results in excellent backward compatibility and comparisons with older data recorded by previous operators. The core is sawn in half along its axis, using a water cooled rock saw. Care is taken to choose the saw cut that will be most representative. In instances where core is too broken to be sawn, the fragments to be included in the sample are selected by hand, with care to keep the sample as representative as possible. Ronning (2003) reported that Pacific Rim’s immediate predecessor operator, Dayton Mining, also used a rock saw for sampling core from the 13 holes it drilled in 2000. Operators prior to Dayton used a percussion core splitter.

12.2 Independent Check Samples

MDA independently took 12 quarter core samples and Ronning took 22. These samples were chosen by MDA, and cut by Pacific Rim under supervision of MDA. The samples were bagged and re-labeled by MDA such that only MDA and independent geologist Ronning knew which samples were which. After shipping to ALS Chemex in North Vancouver, B.C. Canada, by Ronning, the sample numbers were explained to Pacific Rim staff. Description and implication of the results are explained in Section 13 of this report.

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13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Samples Pre-Dating Pacific Rim

The following description of preparation and analytical procedures is derived from the El Dorado Feasibility Study 2001:

From July 1993 until April 7, 1994, all gold and silver analyses were performed by Skyline Labs (Skyline) of Wheatridge, Colorado, U.S.A. Subsequently, all work was moved to Cone Geochemical, Inc. (Cone) in Lakewood, Colorado, U.S.A. who continued to provide analytical services to the El Dorado project through December 2000.

Geochemical analyses performed by Skyline included Hole Nos. K93-1 through K94-37 and samples 0 through approximately 1,100. The samples were analyzed by gravimetric fire assaying.

All core, reverse circulation cuttings, rock, and soil samples collected between April 7, 1994, and the time of the 2000 feasibility study were analyzed by Cone. Between April 7 and September 20, 1994, primary reduction of sample volume was done by Cone. In brief, gold was determined by Fire Assay with an AA (Atomic Absorption) finish. The detection limit is 0.001 ppm (1 ppb).

During the 1994 to 2000 period all samples have were dried, crushed to 90% passing at 10 mesh and split at the sample preparation facility located at the El Dorado mine. The facility, which consists of a drying oven, Rhino 6-inch Jaw Crusher, crushing hood with blowers, and a sample splitter, was purchased from Alicanto Minerals in San Jose, Costa Rica. The facility is staffed by two local employees who were instructed in sample preparation procedure and maintenance by Mr. Craig Barr of X-Ral Laboratories located in Hermosillo, Mexico.

All samples were split down to a mass of approximately 600 g. This volume was split, with one half shipped to Cone for analysis while the other half is stored at the El Dorado mine.

The results from several stages of check assay programs beginning in early-1994 did not reveal any obvious concerns regarding the process of sample collection, sample preparation or with the assaying. Internal checks along with checks between other labs such as Skyline Labs, Rocky Mountain Labs of Colorado, U.S.A. and most recently Chemex Labs (Chemex) and Bondar Clegg Labs (Bondar) both of Vancouver all showed good correlation with the initial results from Cone.

An in-house check assay program was also developed to investigate the sample preparation procedures at the El Dorado sample prep lab. Approximately 100 samples were selected from the 300 g splits which are stored at the El Dorado site. The mean difference between the original split and the stored split is 1.37%, which indicates good correlation between the two sets.

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Beginning in 1996 blank samples composed of sterile andesite or tuff were inserted systematically but at random positions into the assay stream at the rate of one every ten samples as a check on performance at the El Dorado prep lab. The assays of 103 blank samples ranged from <0.001 ppm Au to 0.257 ppm Au with an average assay of 0.009 ppm Au. Beginning with the May, 2000 drilling program, in conjunction with blank samples, one of three standard samples prepared from El Dorado vein material was inserted into the assay stream at the rate of one every 25 samples. The average difference between the inserted standard and the standard’s pre-established value (A – 2.43 g/t Au; B – 8.40 g/t Au; or C – 20.23 g/t Au) for Au was 2.35%, indicating good correlation.

In September 2000 a check assay program was completed. The program was comprised of 55 samples collected from Hole Nos. D00-190 to –202. Twenty-two of these samples were sent for re-assay at Cone, 24 of the samples were sent to Bondar, and 25 of the samples were sent to Chemex. The Cone/Cone gold assay checks varied by an average of 0.66%; the Cone/Bondar gold assay checks varied by an average of 0.41%; and the Cone/Chemex gold assay checks varied by an average of 0.04%. Checks on both standards and splits from the same pulp material should deviate by no more than 10% for the assay process to be considered “in control”. The results of all check assay programs are located in the Sensuntepeque office.

13.2 Pacific Rim Samples

Inspectorate America Corporation analyzes all of Pacific Rim’s samples at their laboratory in Sparks, Nevada. The site and sequence for sample preparation varies depending on whether the sample in question is from the surface or from drill core.

13.2.1 Surface Sample Preparation

Pacific Rim’s surface rock samples are crushed at the on-site preparation facility, which is clean and organized. The equipment and sample protocols are listed below:

  Drying: All samples (bagged) are placed on drying racks which are then placed in a wooden drying oven equipped with a Modine 20 KW Electric Space Heater and a Dayton ¾ hp Single Inlet Blower. Once samples are thoroughly dried at low temperatures, they are placed and organized on the work tables in preparation for crushing,

  Crushing: Samples are crushed using a TM Engineering Rhino Jaw Crusher. The entire sample is crushed to a fineness of -90% passing at -10 mesh. The crusher is periodically tested and adjusted as necessary to maintain the appropriate fineness of crush.

  Splitting: The crushed material is then split under a hood powered by a DCE Volks Dust Collector. The entire sample is split down to less than 600 gms using a Stainless Steel Jones Riffle with ½” chutes. One final split produces two duplicate samples of less than 300 gms each. Each 300 g sample is placed into a 4 in. x 8 in. geochemical paper sample envelope and sealed using wire fasteners. One of the duplicate samples remains on file at the sample prep facility while the other is sent off for analysis. The leftover sample (bulk reject) is bagged and stored on site.

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Before and after each sample is crushed and split, all equipment is thoroughly blown clean using a compressed air gun. All samples awaiting shipment are maintained in a locked enclosure under the supervision of the lab manager. Samples are picked up by Inspectorate’s Guatemala City affiliate for pulverizing prior to shipment to North America. Rejects and pulps are returned to the El Dorado site for storage.

13.2.2 Drill Core Sample Preparation

Sawn drill core is shipped to Inspectorate’s affiliate in Guatemala City, Guatemala, for preparation. Employees of Inspectorate pick up the samples from Pacific Rim at the core processing facility at the El Dorado mine. Once prepared, sub-samples are shipped to Inspectorate’s laboratory in Sparks, Nevada for analysis. A flow chart illustrates the sample preparation sequence (Appendix C).

13.2.3 Analytical Procedures

Pacific Rim’s samples are analyzed at the laboratory of Inspectorate America Corporation in Sparks, Nevada. The methods employed are listed in Appendix C.

13.2.4 Sample Security

Formal security procedures used prior to Pacific Rim consisted of maintaining all samples awaiting shipment in the locked sample prep building under the supervision of the lab manager. The enclosure was located in a fenced compound that was locked at night and weekends and supervised at all times by a live-in security guard. Only authorized personnel were allowed in the compound unless accompanied by an employee. Sample preparation and handling were the same as those protocols and procedures currently in use by Pacific Rim.

In the case of Pacific Rim’s operations, the drill core and prepared core samples are under the control of Pacific Rim’s employees from the time they are picked up from the drill rig until the time the samples are turned over to Inspectorate’s employees at the secure facility.

A permit is required to transport the samples across the border from El Salvador to Guatemala. Some of the sample bags are occasionally opened and the samples inspected by border agents. All pulps and rejects are eventually returned to and stored at the mine site and locked in one of the core storage buildings.

13.2.5 Quality Control

Pacific Rim collected a large quantity of unmineralized siliceous sinter from the San Isidro sinter deposit. This material is used as a “low gold standard” that is inserted into the sample stream at a rate of one into every batch of 25 samples. Enough sample material to fill two 55-gal drums was originally taken from the sinter material. Believed to be barren because of prior surface sampling and trenching, the rock was manually broken up and homogenized on a concrete slab and 15 splits were removed and 5 samples were sent to 3 different labs for testing. These results indicated the material was essentially blank with respect to gold. Presently the sample exists in fragments up to a few centimeters. A study of

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the sample assay results of these “low gold standards” did indicate a period of potential low-level, laboratory contamination (Figure 13.1). The amount of potential contamination was not significant enough to render the data invalid. The laboratory was contacted but corrective action had already been taken. This will not materially affect the resource estimate reported in this document.

About 7% of Pacific Rim’s samples are automatically analyzed in duplicate by randomly selecting samples from submittal batches for duplicate pulp generation. These pulps are sent to American Assay Lab in Reno, Nevada. Also, once the results of the original analysis are received, about 6% of the duplicated samples are selected for geologic reasons for re-analysis this time returning to the coarse reject material. These samples are submitted to Inspectorate Labs. All samples which return gold results exceeding 3 g Au/t in the initial and all subsequent analyses are immediately re-analyzed again by each lab by taking a sample from the original pulp and using a fire assay preparation with a gravimetric finish.

An analysis of these check assays show that the assay database is sufficiently reliable to be used in resource estimation. In fact, the deposits behave in the analytical content very well. Table 13.1 gives the results of the comparison, which demonstrates that most of the differences occur in the low grades and that above 3 g Au/t the mean of the absolute value of the differences is a very tolerable 11%. Silver has a similar relationship although not as good. Figures 13.2 and 13.3 graphically display the differences and show that there is some bias below 0.5 g Au/t and below 3 g Au/t. In conclusion, the gold distribution at El Dorado allows for reproducible results and can be considered well-behaved and predictable.

Figure 13.1 “Low-gold standard” Test

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Table 13.1 Comparative Statistics of Coarse Reject Checks – Gold

All coarse reject check samples
	Orig Au	% Diff. of Mean	Rej. Au	Mean % Diff	Rel. Diff.	Abs. Val. Of Rel. Diff
Count Mean Std. Dev. Min. Max.	241 5.99 8.42 0.03 55.30	0% -1% -12% 0%	241 6.01 8.47 0.03 55.20	241 16% 128% -86% 1741%	241 10% 138% -616% 1741%	241 37% 133% 0% 3732%
Greater than 3.0 g Au/t Average
	Orig Au	% Diff. of Mean	Rej. Au	Mean % Diff	Rel. Diff.	Abs. Val. Of Rel. Diff
Count Mean Std. Dev. Min. Max.	113 11.60 9.55 2.85 55.30	0% -1% 21% 0%	113 11.64 9.64 2.36 55.20	113 0% 15% -37% 59%	113 -1% 17% -60% 59%	113 11% 13% 0% 121%

Table 13.2 Comparative Statistics of Coarse Reject Checks - Silver

All coarse reject check samples
	Orig Ag	% Diff. of Mean	Rej. Ag	Mean % Diff	Rel. Diff.	Abs. Val. Of Rel. Diff
Count Mean Std. Dev. Min. Max.	162 38.68 56.89 0.17 363.40	0% 0% 1% 3%	162 38.68 56.66 0.17 351.50	162 9% 80% -97% 881%	162 -38% 359% -3732% 881%	162 56% 305% 0% 3732%
All Silver reject check samples for Ag>6.0 g Au/t
	Orig Ag	% Diff. of Mean	Rej. Ag	Mean % Diff	Rel. Diff.	Abs. Val. Of Rel. Diff
Count Mean Std. Dev. Min. Max.	111 55.37 62.00 3.77 363.40	0% 1% -33% 3%	111 55.40 61.64 5.60 351.50	111 10% 90% -55% 881%	111 7% 92% -121% 881%	111 30% 88% 0% 881%

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Figure 13.2 Relative Difference in Coarse Reject Checks - Gold

Figure 13.3 Relative Difference in Coarse Reject Checks - Silver

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13.3 Assay Laboratory ISO 9002 Certification

Inspectorate America Corporation and American Assay Labs, at their laboratories in Sparks, Nevada, and ALS Chemex at its laboratory in North Vancouver, B.C., Canada, all hold ISO 9002 certification. Inspectorate and American Assay are the primary laboratory for Pacific Rim’s analyses, while ALS Chemex analyzed Ronning’s 22 surface samples and MDA’s 12 core split samples.

ISO 9002 is a quality assurance model made up of quality system requirements. This model applies to organizations that produce, install, and service products. ISO expects organizations to apply this model and to meet these requirements, by developing a quality system” (quote from Praxiom Research Group Limited, http://www.connect.ab.ca/~praxiom/9002.htm). A “plain English” explanation of the ISO 9002 standard may be found at the Praxiom internet address above. The official International Organization for Standardization (ISO) explanation of the ISO 9000 group of standards may be found at http://www.iso.ch/iso/en/iso9000 14000/tour/123.html.

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14.0 DATA VERIFICATION

Most of the data upon which this study is based originated with Pacific Rim and other sources as noted. Both Ronning and Ristorcelli have audited different parts of the database for internal consistency and accuracy. Furthermore, Ronning’s 22 independent samples and MDA’s 12 independent samples are a form of data verification. The results demonstrate that the database is reliable and accurate.

14.1 Database Audit

When Pacific Rim became the operator at the El Dorado project, they recompiled and made preliminary edits and corrections to the database. Since then, Pacific Rim has continually worked with the data and has been making corrections. In June 2003, Ristorcelli and Ronning audited the entire database for collar and down hole surveys and audited 1,000 assay samples for data entry. The error rate for significant errors was 0.3% and these were corrected.

The electronic database collar data was checked against both the printed summary and the hand written logs. There was no supporting data to check 37 drill hole collar data. Types of errors found were transcription errors, data corrected in summary sheets but not corrected on hand written logs, data corrected in hand written logs but not in summary sheets, rounding of some data to the nearest meter, but arbitrarily applied. These corrections were not found to be material although they were made to the database.

The electronic down hole survey data was audited in its entirety. It was found to be in good order. Some minor discrepancies were found between the hard data and the database. Notes were made on 2.9% of the down hole surveys suggesting bad data. In those cases where the data was noted to be bad, assumed azimuths and dips were entered using adjacent good data or collar data.

The electronic assay database was audited. There was an error rate of less than 0.5% of errors deemed material; an acceptable level. All these were corrected. There was also an error rate of 1.9% for errors deemed immaterial such as digits in the third decimal place.

A preliminary review of the core recovery data was made although it was not as comprehensive as the assay, collar and down hole survey data. Errors were found but not enough to make the database unreliable. Corrections were made.

MDA constructed a plan map of the drill holes and overlaid this with existing maps and found no significant differences.

Neither the underground samples or the surface samples were audited but these were not used for grade estimation. Pacific Rim did perform detailed checks on the underground data and found it to be error free but missing some data.

14.2 Surveying

All pre-Pacific Rim drill hole collars and Pacific Rim holes up until P02-228 were surveyed by an outside contractor using a Total Station system and an internal grid of control points. Hole collars from P02-229 to present have been surveyed by Pacific Rim staff with a Trimble GPS system using a

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Pathfinder Pro XRS rover and Pathfinder Pro XR base station with sub-meter accuracy. During initial setup of the GPS system, Pacific Rim learned that several survey control points used to bring survey control into the mine area were not accurate. A number of old collars were resurveyed in critical areas of the mine and most were accurate to less than two meters. However, exact collar locations were sometimes hard to find and the GPS reading did not accurately duplicate the location of the original collar. One collar error was found for a hole in the Northern sub-district on the San Matias vein. This hole was off by 50 m, although it was accurately located on surface maps relative to the target vein. A program to re-survey all the older hole collars was initiated and holes in the immediate El Dorado mine area have been checked.

14.3 Down hole Surveying

Over the life of the project exploration, down hole surveying was done using:

1)	Single shot survey instrument, early in the project;
2)	Tropari in 1996 and 1997;
3)	Multishot camera in 2000; and
4)	Tropari, single shot camera and Reflex post-2000.

There was strong magnetism noted with a logging magnet in some parts of some holes and locally at the surface making measurements suspect since they all rely on a down hole magnetic compass to obtain azimuth readings. Because of this magnetism, misreads, and instrument errors, the down hole surveys are considered only adequate. Pacific Rim now uses the Reflex tool which records temperature and total field magnetism as well as azimuth and dip for all resource drilling. The Reflex also incorporates an alarm mechanism that warns the operator of excessive magnetism relative to the collar of the hole. The additional data is recorded and analyzed by Pacific Rim staff when considering validity of the down hole information for use in its database. The potential error is mitigated by the predictable nature of the veins.

14.4 Check Samples

Sample preparation procedures used by Ronning and MDA for check samples are described in Appendix D. In June 2003 Ronning took surface samples from known and mineralized outcrops. He describes in detail the work and results in Ronning (2003). Ristorcelli selected and supervised the collection of 12 samples of core. All of the work is described in the next two sections and supports the underlying data.

14.4.1 Ronning Check Samples

Ronning (2003) collected 22 independent samples and concluded “The 22 independent samples collected for this report are in a sense a form of data verification. Their results have shown that mineralization of the kind and degree described by the owners does exist on the El Dorado Property.”

14.4.2 MDA Check Samples

MDA selected 12 samples of core from mineralized material of varying drill campaigns. The samples were chosen by MDA and the cutting was supervised by MDA. The samples are quarter core. Immediately after sawing the core, MDA renumbered the bags so that no one except the coauthors of

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this report knew which samples were which. Although the samples were not always in the coauthors’ control, there is no reason to doubt their integrity as they were locked in rooms and had their own numbering system. The results of the check sampling are described in Table 14.1. Figures 14.1 and 14.2 are scatterplots of the two datasets. Although there is modest scatter, the r values (Figures 14.1 and 14.2) are high for quartered core and epithermal vein gold mineralization and the comparison is considered good. The purpose of the independent check samples is to verify the presence of mineralization, not to validate sampling procedure or accuracy.

14.4.3 Metallurgical Sample and Drill Sample Grade Comparisons

Pacific Rim compiled all the metallurgical head assay data and compared these to expected grades derived from sample assays (Figures 14.3 and 14.4). The comparisons are considered good to very good, further demonstrating the well-behaved nature of the precious metal mineralization at El Dorado. One notable exception is found in the gold but it is believed that an erroneous expected sample grade was used. Comparisons of relative difference and trends for potential biases further show the results to be very good, supporting the underlying sample and analytical database.

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Table 14.1 Descriptive Statistics of MDA Quarter Core Check Samples

MDA No.	MDA-Chemex		MDA/Orig		Original		PacRim
	g Au/t	g Ag/t	% Diff Au	% Diff Ag	g Au/t	g Ag/t	Hole	From	To	No.
3251 3252 3253 3254 3255 3256 3257 3258 3259 3260 3261 3262	4.57 2.99 8.88 21.40 44.40 1.84 6.59 7.57 24.30 0.53 2.05 0.64	47.0 12.0 88.0 139.0 265.0 13.0 86.0 57.0 160.0 12.0 7.0 8.0	10% -28% -7% 50% 37% -8% -5% 36% 3% -36% -31% -86%	-18% -28% 14% -13% 31% 4% 23% 21% 21% -17% -31% -82%	4.17 4.18 9.52 14.30 32.30 2.01 6.92 5.56 23.53 0.83 2.97 4.48	57.3 16.7 77.0 160.0 203.0 12.5 70.0 47.0 132.0 14.4 10.2 44.2	K96-120 K96-118 P02-219 D00-199 D00-192 D00-192 P03-245 P03-245 P03-244 P03-244 P03-244 K95-115	72.95 72.30 214.10 218.55 240.40 247.65 286.80 222.45 325.90 323.00 312.85 283.15	73.45 73.70 214.95 220.15 241.55 249.20 288.00 223.30 326.65 324.15 313.45 284.25	6476 6462 13192 11438 11260 11265 15992 15980 15953 15600 15590 6406
Mean Std. Dev. Minimum Maximum	10.48 13.21 0.53 44.40	74.5 79.6 7.0 265.0	14% 37% -36% 37%	6% 26% -31% 31%	9.23 9.61 0.83 32.30	70.4 63.1 10.2 203.0

Figure 14.1 Scatterplot of MDA Check Samples - Gold

Figure 14.2 Scatterplot of MDA Check Samples – Silver

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Figure 14.3 Sample Assay vs. Calculated Metallurgical Head Gold Grades

Figure 14.4 Sample Assay vs. Calculated Metallurgical Head Silver Grades

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15.0 ADJACENT PROPERTIES

The El Dorado license area essentially covers a mineralized district. The writers are unaware of any adjacent properties, with the exception of Pacific Rim’s own La Calera project. La Calera is about 15 km west-southwest of the El Dorado mine area and 11 km west of the closest part of the El Dorado license area. The deposit at La Calera is similar in type to the deposits on the El Dorado license area. It is considerably less developed than the El Dorado project, being at a very early stage of drilling

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 63

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Much of this section was taken from Ronning (2003). There have been several campaigns of metallurgical test work incorporating material from different parts of the El Dorado property. Brief summaries of the work follow:

16.1 James Askew Associates Inc. 1995

Samples used for the James Askew study consisted of:

  Individual assay rejects from selected drill intercepts in the El Dorado, Nueva Esperanza and La Coyotera North vein systems;
  Assay rejects from the surface oxidation zone of Nueva Esperanza;
  Coarse rock samples from the El Dorado surface dump;
  Several core samples of andesite country rock; and
  Split core for density determination.

Assay rejects were composited into high, medium and low-grade samples for each vein system. The composites are summarized in Table 16.1.

Table 16.1 Metallurgical Composite Samples - 1995

Composite Number	Description	g Au/t	g Ag/t
1	El Dorado High Grade	37.21	254.9
2	El Dorado Medium Grade	11.51	72.1
3	El Dorado Low Grade	4.17	17.0
4	Nueva Esperanza Oxidized	4.04	8.2
5	La Coyotera North High Grade	33.42	466.1
6	La Coyotera North Medium Grade	14.81	139.7
7	La Coyotera North Low Grade	1.80	33.1
8	Nueva Esperanza High Grade	20.15	178.5
9	Nueva Esperanza Medium Grade	5.25	27.6
10	Nueva Esperanza Low Grade	2.29	13.9

Cuttriss (1995) summarized the results of the testing by James Askew Associates:

“ All of the ore types responded well to cyanidation, yielding gold extractions of 91 to 98 percent and silver extractions of 65 to 89 percent. Cyanide and lime consumptions averaged 0.65 kg/t and 0.44 kg/t, but the samples required fine grinding to 80% passing a 53 micron screen and a 48 hour leaching time to maximize gold extraction.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 64

The high solution silver assays resulted in correspondingly high metal loadings on activated carbon (2000 g/t Au and 6500 g/t Ag) and tests indicated that carbon adsorption rates were slower than for a normal carbon-in-pulp circuit.

Leach tailings settle readily to 71 – 73% solids and the INCO-SO2 process was shown to successfully reduce free cyanide levels to 0.5 mg/l.

Additional test work is recommended to:

•	identify the mineralogy of the gold and silver minerals in the ore,

•	evaluate gravity recovery of the slow leaching component,

•	better define carbon loading characteristics and design data for the CIP circuit,

•	optimize cyanide neutralization in the tailings.“

16.2 Mountain States R&D International Inc. 1996

In a study coordinated by Mr. Raymond Hyyppa, a consultant to Kinross, Mountain States R&D undertook a testing program that incorporated:

1)	Twelve test samples from the El Dorado, Nueva Esperanza and La Coyotera vein systems were studied. The scope of work included:

	•	Sample preparation and head assays;

	•	Crushing and grinding tests;

	•	Gravity concentration tests;

	•	Bottle roll leach tests;

	•	Flotation tests;

	•	Thickening and filtration tests;

	•	Cyanide detoxification tests;

	•	Mineralogical studies; and

	•	Report preparation.

2)	Precious metals were found to be contained in acanthite, native silver, native gold, electrum, manganese oxides and cerargyrite.

3)	The sample material would be moderate to difficult to crush.

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Pacific Rim Mining Corporation	Page 65

4)	Gravity separation would not have been effective on the material tested

5)
In the bottle roll tests it was determined that the optimum grind for leaching would be in the order of P-80-200 to P-80-270. Gold and silver recoveries exceeded 90% for most of the tests in this range of grinds, with fairly rapid leaching. The optimum leach period appeared to be 48 hours.

6)	Froth flotation would not recover enough of the precious metals to be used as a stand-alone process, but does produce a relatively high-grade concentrate.

7)	A combination of flotation followed by cyanidation would produce the maximum recovery of gold and silver.

8)
Two samples, one from El Dorado and one from Nueva Esperanza, exhibited characteristics different from the others that might result in poor settling characteristics and/or excessive slimes in a flotation system.

16.3 El Dorado Feasibility Study 2001

According to the El Dorado Feasibility Study 2001:

“ Metallurgical test work has been conducted on samples of El Dorado, Nueva Esperanza and Coyotera gold mineralization. Most recently, coarse assay reject samples from 13 core holes were composited to form three sets of samples representing “shallow”, “middle” and “deep” components of the Minita vein (80% of the identified mineable resource). The shallow composite included rejects from 4 holes that pierced the mining horizon at elevations ranging from 250 to 300 meters above sea level (m ASL). The middle composite was derived from 5 intercepts located between 200 and 250 meters ASL while the deep composite included samples from 4 holes below 200 meters ASL.

“ The test work objectives were:

(i)   To establish the cyanide leaching response of the main El Dorado sample and optimize leaching conditions;

(ii)  To confirm the metallurgical responses of the other ore types under similar leaching conditions; and

(iii) To define the process parameters necessary for flow sheet selection and preliminary plant design.

“ Given the previous history of cyanidation-counter current decantation (CCD)-Merrill Crowe processing at El Dorado, the reported fine distribution of gold throughout the ore zone, and the absence of visible sulphide mineralization in the samples supplied, the metallurgical investigation was limited to cyanidation and related test work.

“ The test work indicated that:

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 66

(a)	The ores crushed readily but had above average abrasive characteristics;

(b)	The Bond Work Index (ball mill grindability) varied widely depending on the proportions of calcite and chalcedony in the sample;

(c)	All ore types responded readily to cyanidation, but required fine (270 mesh) grinding; and

(d)	Leach extractions are about 93% for gold and 83% for silver. The El Dorado Feasibility Study 2001 contained a proposed processing flow sheet that consisted of:

	(i)	Two stage crushing and screening to 100% passing 12.5 mm;

	(ii)	A single stage ball mill operated in closed circuit with cyclones to produce leach feed with a P80 of 53 microns (270 mesh);

	(iii)	Five 216 cubic meter leach tanks that are mechanically agitated and aerated with compressed air with total retention time of 72 hours;

	(iv)	Final metal recovery will use the Merrill-Crowe process;

	(v)	Filter cake will be dried in an oven, mixed with flux and smelted in a gas-fired crucible furnace to produce a gold-silver doré;

	(vi)	Final refining will take place off site under contract or the doré sold as is; and

	(vii)	A high rate tailings thickener and agitated cyanide destruction tank.

16.4 Historic Milling and Recoveries

Malouf (1991) estimated from production records for 1943 through 1953 that the metallurgical recoveries ranged from 87% to 91.5% for gold and 77.7% for silver by cyanide.

Pacific Rim’s project files contain a copy of a summary of mill operations for the period Jan 1st to Oct 15th, 1953, prepared by Mr. Harold Robbins. During that period 46,203 short tons of ore were milled, with the recovery of 14,209 troy ounces of gold and 69,153 troy ounces of silver. Table 16.2 uses information extracted from the Robbins summary.

Table 16.2 Summary of Milling and Recovery, 1953

	Short Tons of Ore	Ounces Gold per Ton	Ounces Silver per Ton	Ounces Gold	Ounces Silver
Mill Head	46,203	0.35481	1.9323	16,393	89,279
Loss to Mill Tails		0.04728	0.4356	2,184	20,126
Recovered		0.30753	1.4967	14,209	69,153
% Recovery		86.7	77.5	86.7	77.5

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 67

16.5 Compilation of Bottle Roll Tests

Pacific Rim has compiled all the metallurgical test work done at El Dorado, which is summarized in Table 16.3. The table lists tests done at varying grind sizes and cyanide concentrations and time frames and all the data is available at Pacific Rim. It is listed in summary form to demonstrate the consistently moderate to high precious metal extractions by cyanide leaching in a mill circuit. The mean of all these tests, which are from the El Dorado veins, La Coyotera, and Nueva Esperanza is 92% for gold and 84% for silver. The point of the table is to demonstrate the consistently good recovery within and among the deposits. The next phase of metallurgical work is to demonstrate the consistency spatially and to optimize the circuit.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 68

Table 16.3 Summary of Metallurgical Test Work

MSRDI
Sample	Area	Au (g/t)	Au % Extr.	Ag (g/t)	Ag % Extr.	NaCn (kgs/t)	CaO (kg/t)
1 1 1 2 2 2 2 4 5 5 5 6 6 6 7 7 7 8 8 8 9 9 9 9 9 10 10 10 11 11 11 11 11 12 12 12 13	Nueva Esperanza
Nueva Esperanza
Nueva Esperanza
Nueva Esperanza
North La Coyotera
North La Coyotera
North La Coyotera
El Dorado
El Dorado
El Dorado
El Dorado
El Dorado
El Dorado
El Dorado
El Dorado
Nueva Esperanza
Nueva Esperanza
Nueva Esperanza
Nueva Esperanza
Nueva Esperanza
Nueva Esperanza
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
Nueva Esperanza
Nueva Esperanza
Nueva Esperanza	14.64 14.62 14.71 8.61 5.23 5.03 5.92 3.40 8.07 8.85 8.24 8.94 10.60 10.87 11.26 4.32 4.47 4.49 7.34 7.69 7.62 2.25 5.33 5.50 5.68 5.74 6.04 6.16 6.14 3.37 13.02 13.76 14.65 14.38 1.98 1.85 1.92	94.3 92.0 97.3 81.0 89.3 93.0 87.9 87.1 94.2 94.3 96.6 97.7 96.1 96.7 97.9 96.5 95.3 99.6 92.1 90.9 91.5 87.9 87.5 90.4 91.1 90.6 90.1 90.3 92.4 82.1 93.9 97.0 96.3 92.2 85.7 86.3 88.4	99.24
98.05
86.80
67.60
44.90
43.47
51.82
10.80
54.41
59.41
55.99
65.56
78.88
82.90
97.30
20.26
18.30
17.54
20.56
20.79
21.34
14.75
31.94
33.68
35.63
36.09
24.91
29.65
28.30
23.18
78.95
80.73
91.10
87.77
8.79
7.19
				8.06	85.4 84.3 90.4 75.3 83.0 87.6 75.6 89.7 83.1 85.8 90.5 93.3 93.8 94.3 91.8 87.6 99.0 96.7 89.9 92.9 90.7 79.4 85.6 90.0 91.7 86.0 97.6 84.3 83.5 61.5 86.5 89.9 89.0 88.5 71.4 83.1 78.9	0.51 0.59 0.57 0.64 0.60 0.57 0.88 0.56 0.61 0.61 0.66 0.66 0.52 0.53 0.57 0.51 0.57 0.57 0.38 0.57 0.56 0.64 0.53 0.56 0.36 0.56 0.51 0.56 0.56 0.64 0.52 0.60 0.56 0.57 0.60 0.65 0.59	0.93 1.10 1.19 0.54 0.99 1.19 0.85 0.68 0.55 0.81 0.91 0.50 0.78 0.92 1.19 0.75 1.28 1.46 1.10 1.37 1.01 0.84 1.09 0.92 1.10 1.10 0.86 1.09 1.00 0.84 0.96 0.79 0.83 1.10 2.22 1.05 3.14
Dawson 1996
NC 1 NC 1 NC 1 NC 5 NC 5 NC 5 NC 5 NC 5 ED 4 NE 6 NE 6 NE 6 NC 2 NC 2 NC 2 NC 3 NC 3 NC 3 NC 4 NC 4 NC 4	North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
El Dorado
Nueva Esperanza
Nueva Esperanza
Nueva Esperanza
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
North La Coyotera
	North La Coyotera	5.54 5.58 5.66 7.95 8.00 7.82 10.77 11.12 11.02 6.04 6.09 6.38 5.77 5.90 5.87 6.06 6.31 6.30 14.00 14.63 14.06	85.0 87.0 90.0 87.0 90.0 90.0 94.0 96.0 95.0 91.0 89.0 92.0 86.0 87.0 88.0 88.0 89.0 91.0 95.0 96.0 97.0	36.70 39.09 41.82 33.28 33.67 31.38 69.18 65.75 68.35 17.76 18.01 19.91 30.82 31.19 33.00 26.36 27.37 27.06 75.84 81.87 74.16	87.0 85.0 85.0 58.0 68.0 84.0 92.0 97.0 95.0 90.0 91.0 86.0 91.0 92.0 87.0 74.0 78.0 81.0 75.0 87.0 80.0	0.55 0.84 0.99 0.27 0.42 0.79 0.82 0.84 1.01 0.58 0.70 1.18 0.67 0.96 0.95 0.50 0.69 0.96 0.71 0.76 1.09	0.48 0.30 0.30 NA NA NA 0.16 0.16 0.16 0.30 0.30 0.24 0.34 0.23 0.23 0.34 0.23 0.23 0.34 0.46 0.16
Dawson 2000
NA NA NA NA NA NA NA NA	El DoradoShallow Composite
El DoradoMiddle Composite
El DoradoMiddle Composite
El DoradoMiddle Composite
El DoradoMiddle Composite
El DoradoMiddle Composite
El DoradoMiddle Composite
	El DoradoDeep Composite	5.37 16.89 16.34 16.14 16.36 16.34 16.27 13.03	90.3 95.2 95.7 96.5 92.3 95.7 96.3 96.5	44.15 124.24 120.88 120.16 118.56 120.88 106.37 84.84	71.7 58.0 77.5 90.0 70.6 77.5 71.6 74.1	0.20 0.08 0.18 0.36 0.24 0.18 0.28 0.25	1.41 1.77 1.55 1.55 1.41 1.55 1.41 1.14

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 69

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are three resource areas at the El Dorado project, each with unique geologic characteristics requiring distinct modeling techniques. As such, each aspect of each area is discussed separately. The three areas for which resources were estimated are: the El Dorado mine area (not to be confused with the El Dorado project), which has multiple veins of which only three are sufficiently well defined to be modeled; the La Coyotera area; and the Nueva Esperanza area.

17.1 Deposit Geology Pertinent to Resource Estimation

17.1.1 El Dorado Mine Area

The El Dorado mine area, located in the Central El Dorado sub-district, has multiple, classic epithermal quartz/carbonate veins. These veins range from less than one to nine meters thick. Although these veins do include multiple phases of mineralization, they are treated as two domains: a well-mineralized with strong vein and a weakly mineralized structure. The well-mineralized vein is made up of banded quartz and/or carbonate, massive quartz or brecciated quartz. The best grade of both gold and silver lies in quartz vein with distinctive colloform and related vein textures, with the clay mineral corrensite and/or distinct disseminated or banded black sulfides. Grades are generally greater than ~3 g Au/t in the well-mineralized material and greater than ~10 g Au/t for the colloform-textured quartz with corrensite. The weakly mineralized structures are quartz veinlets, sheeted zones, or often quartz/carbonate veins, all with grades generally lower than ~3 g Au/t. These two domains are adjacent to each other along strike. Wallrock contacts are generally sharp.

In the Minita vein, all but six intercepts are made up of the well-mineralized veins and those six are evenly distributed throughout the deposit. Unlike Minita, Minita 3 and Zancudo have clusters of each well and poorly mineralized zones and these zones in Minita 3 and Zancudo were therefore modeled separately. The other 10 defined veins are less well-developed and/or less-well drilled out, and were not modeled.

The geology of the three principal El Dorado area veins is best modeled along a two-dimensional plane as two-dimensional deposits.

17.1.2 La Coyotera Area

La Coyotera is a unique deposit made up of well-banded quartz/carbonate veins, breccias, brecciated veins, and all gradations in between. There are multiple periods of mineralization and brecciation, lots of fragment rotation, some breccia and some tectonic breccia. These different zones are adjacent and parallel to each other. Even though the variation in mineralization style and lithology is great, the continuity is actually surprisingly good, considering its appearance. The deposit has a near vertical dip with the modeled area extending for 300 to 400 m vertically and 500 m horizontally. Widths of the mineralized zone average between 10 and 15 m for individual mineralized structures while averaging over 30 m for the entire merged limbs or both limbs and intervening horse. Widths of the potentially mineable material average 3.5 m. There are abundant open spaces and voids possibly averaging up to 10%.

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Pacific Rim Mining Corporation	Page 70

Three domains were modeled:

  Low-grade, which is dominantly brecciated andesite (zone 11);
  Mid-grade which is made up of both brecciated andesite and vein and brecciated vein (zone 12); and
  High-grade vein and brecciated vein material (zone 13).

17.1.3 Nueva Esperanza Area

Nueva Esperanza is made up of quartz veins within altered andesite. The altered andesite is generally between 0.1 g Au/t and 3 g Au/t and almost always has 0.5 g Au/t and is modeled as zone 1. The vein material is quartz and is generally greater than 3 g Au/t and is modeled as zone 2. The quartz vein material occurs as veins up to several meters thick or in multiple parallel veins ranging up to more than seven meters thick. The quartz is more crystalline and banded at depth and in outcrop defines a ridge. In general, Nueva Esperanza is consistent in width. The modeled length is over 700 m while the modeled down-dip extent is 380 m. The total width of the mineralized zone averages about 15 m while the high-grade zones average about 3 m.

17.2 Data

Pacific Rim’s detailed El Dorado database contains the following information:

•
Analytical – Gold and silver assays and check samples plus multielement induced couple plasma (ICP) data for all the Pacific Rim data and most of the older principal vein data from Coyotera, Neuva Esperanza, Minita, Minita 3 and Zancudo systems.

•	Geologic – Lithology, alteration, wallrock/vein mineralogy and detailed vein descriptions.

•	Geotechnical – Collars, down hole surveys, specific gravity data, recovery, RQD, vein/fracture densities/orientations and structure.

•	Topographic – Detailed one meter topography, geocoded airphotos and sub-meter survey control.

•
Other – 3D control for underground mine workings, underground mine tunnel samples, detailed trench maps, surface geologic outcrop maps, small structure database and surface gold/silver assays plus multielement geochemistry.

The surface sample data set had approximately 3,600 samples. There are 1,416 down hole surveys, 10,447 drill hole gold assays, 10,363 drill hole silver assays, 275 drill holes, and multiple fields of geologic data for most intervals. Appendix A lists the drill holes in the database.

All samples were used to define the locations of zones but only the drill hole data was used for grade estimation. Table 17.1 describes the entire El Dorado project database from which grade estimation was made.

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Pacific Rim Mining Corporation	Page 71

The electronic database also includes details of the numerous and extensive workings in the El Dorado mine area. Excellent maps exist that show stopes and drifts and underground sampling, which have been digitized and entered into the database. These data were used to better understand the mineralization in well-defined areas but also to exclude from the resources those areas mined. While compiling this data, it was noted that there were some discrepancies with recorded depths to workings. As a result, Pacific Rim surveyed three known mine portals, which were used to tie into the underground workings and modify the locations. All the digitized data including the samples were then adjusted to these surveyed levels. One curious aspect of the underground workings is that all information and history indicates that the workings go down to the 280 m elevation (425 ft level below the surface). However, there are six holes that hit voids all at about 40 m below the lowest workings. Curiously this is about one level below the bottom workings.

The topographic data is considered to be excellent. Pacific Rim had the region flown and made digital contours at 1-m intervals.

Table 17.1 Descriptive Statistics of the El Dorado Project Drill Database

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Holes East North Elevation From To Length Au-Average Ag-Average Au Equivalent Ag/Au Ratio Type Drill Sample Core Recovery RQD Vein Width	275 13,777 13,777 13,777 13,777 13,777 13,777 10,447 10,363 10,362 10,349 10,567 10,530 4,235 787	1.3 0.16 1.00 0.18 7.80 1 100 88 2.85	5.2 1.40 9.67 1.54 17.65 1 83 74 3.33	5.20 38.55 5.69 128.11 0 20 30 2.27	3.72 3.99 3.69 7.26 0 0 0 0.68	530,900 296,742 -38 0.0 0.6 0.01 0.00 0.00 0.00 0.00 1 0 0 0.05	535,008 306,132 597 550 601 450 155.80 1084.00 168.44 12334.90 2 100 100 9.40	m m m g Au/t g Ag/t g Aueq/t % % m
“-Average” is the average of all check and duplicate samples for an interval

17.2.1 El Dorado Mine Area Database

Table 17.2 describes the entire El Dorado database from which grade estimation was made. There are 5,698 drill hole gold assays and 5,672 drill hole silver assays.

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Pacific Rim Mining Corporation	Page 72

Table 17.2 Descriptive Statistics of the El Dorado Mine Area Drill Database

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
East North Elevation From To Length Au-Average Ag-Average Au Equivalent Ag/Au Ratio Type Drill Sample Core Recovery RQD Vein Width Confidence Code Voids	7,788 7,788 7,788 7,788 7,788 7,788 5,698 5,672 5,671 5,659 5,812 5,789 3,245 787 864 35.00	0.14 0.80 0.16 6.30 1 100 89 3.00 3 1	1.62 9.96 1.77 12.89 1 89 79 3.33 2 1	5.75 40.76 6.29 41.59 0 15 24 2.27 1 0	3.55 4.09 3.56 3.23 0 0 0 0.68 0 0	533,846 300,649 (31) 0.0 0.7 0.01 0.00 0.00 0.00 0.00 1 0 0 0.05 1 1	534,804 302,115 446 476 500 119 132.00 864.00 142.41 1466.70 2 197 100 9.40 3 1	m m m g Au/t g Ag/t g Aueq/t % % m
“-Average” is the average of all check and duplicate samples for an interval

17.2.2 La Coyotera Area Database

Table 17.3 describes the entire La Coyotera database from which grade estimation was made. There are 1,980 drill hole gold assays and 1,954 drill hole silver assays.

Table 17.3 Descriptive Statistics of the La Coyotera Area Drill Database

	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
East North Elev From To Length AuAvg AgAvg AuEQ AgAu Type Zone Crec RQD	1,981 1,981 1,981 1,981 1,981 1,981 1,980 1,954 1,954 1,954 1,981 1,981 1,745 98	225.4 242.7 243.8 1.1 0.25 3.65 0.3 13 100 39	229.4 232.4 233.5 1.1 1.96 17.27 2.2 25 87 39	6.02 47.58 6.6 50 21 27	3.07 2.75 3.0 2 0 1	533,285 303,999 (29) 3 3 0 0.00 0.03 0.0 1 1 9 13 0	533,638 304,477 429 514 516 9 156 1084 168.4 967 1 13 100 100	m m m m m m g Au/t g Ag/t g AuEq/t % %
* 1 is DDH, 2 is RC

“-Average” is the average of all check and duplicate samples for an interval

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 73

17.2.3 Nueva Esperanza Area Database

Table 17.4 describes the Nueva Esperanza database from which grade estimation was made. There are 1,076 drill hole gold assays and 1,064 drill hole silver assays.

Table 17.4 Descriptive Statistics of the Nueva Esperanza Area Drill Database

	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
East North Elevation From To Length Au Average Ag Average Au Equivalent Ag/Au Ratio Type* Zone Core Recovery RQD	1,127 1,127 1,127 1,127 1,127 1,127 1,076 1,064 1,064 1,064 1,127 1,127 790 85	353.1 90.4 91.4 1.3 0.34 1.45 0.36 5.16 100.00 86.00	342.4 106.8 108.0 1.3 1.59 9.23 1.72 11.14 90.43 82.04	3.41 24.13 3.74 48.69 18.25 19.77	2.15 2.61 2.17 4.37 0.20 0.24	533,862 302,318 107 0.00 1.30 0.03 0.00 0.00 0.00 0.00 1 1 5.00 0.00	534,375 303,046 451 438 438 27 36 295 40 1100 2 9 100 100	m m m m m m g Au/t g Ag/t g AuEq/t % %
* 1 is DDH, 2 is RC

“-Average” is the average of all check and duplicate samples for an interval

17.3 Specific Gravity

Prior to Pacific Rim’s involvement few measurements of specific gravity data were available. Pacific Rim has since made an effort to re-evaluate specific gravity and has taken 114, 68, and 46 measurements at Minita/Zancudo, La Coyotera and Nueva Esperanza, respectively for a total of 228 measurements.

For comparative purposes, values used for specific gravity in the past were 2.54, 2.47, and 2.33 g/cm3 for El Dorado veins, La Coyotera north, and Nueva Esperanza, respectively.

17.3.1 El Dorado Mine Area Specific Gravity

Pacific Rim took 114 El Dorado mine area samples of whole core and measured the diameter and length. The samples were then weighed, dried and weighed again. The samples were described for the percent voids and coded by rock type into four groups: wallrock andesite, vein, sheeted zone and breccia. As recovery was very good in their drill campaign and vugs are common, this was the most appropriate method of measuring specific gravity. MDA analyzed the results and grouped them into zones that would be used for modeling wallrock and mineralization. The results are given in Table 17.5 and Figures 17.1 and 17.2.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 74

Table 17.5 Descriptive Statistics of El Dorado Mine Area Specific Gravity Test Work

Description	Measured SG (g/cm3)	Estimated Void (%)
All data Minita Zancudo Wallrock All mineralization Vein only	2.56 2.56 2.60 2.65 2.54 2.53	7% 7% 6% 2% 8% 10%

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 75

Figure 17.1 El Dorado Mine Area Specific Gravity Test Work

Figure 17.2 El Dorado Mine Area Void Space Estimate

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 76

As void space was taken into account while measuring specific gravity of the chosen samples, the values to be used still needed to be modified to account for the unavoidable bias of measuring samples that were not broken. Modifications must also account for those voids that are reported to occur in the vein but are too large to be incorporated in the core measurements. MDA therefore decreased the vein/mineralization specific gravity by 3% to 2.46 g/cm3. Although it is not used in this resource estimate, future work should use the wallrock specific gravity reduced by 1% and should be 2.62 g/cm3.

17.3.2 La Coyotera Area Specific Gravity

Because the core from La Coyotera was already split prior to the initiation of this specific gravity measurement campaign, Pacific Rim was forced to use pieces of split core. As such, this required coating the samples with paraffin and using the total immersion method. Pacific Rim took 68 samples of core, selected by mineral zone, described them, and sent them to Inspectorate Labs in Reno, Nevada. Pacific Rim geologically grouped the material and percentages by each chosen intercept and within each zone used for modeling. The results were weighted by percent of that material in each zone and by weight of each sample. The weighted averages were then decreased by 5% to compensate for the unavoidable bias introduced by not being able to measure broken core, i.e., low specific gravity material, and to account for larger voids not included in core. The resulting specific gravity values used in modeling are:

  Low-grade, brecciated andesite: 2.47 g/cm3;
  Mid-grade, brecciated andesite and/or vein/brecciated vein: 2.45 g/cm3; and
  High-grade, vein/brecciated vein: 2.42 g/cm3.

Specific gravity used for country rock is 2.6 g/cm3.

17.3.3 Nueva Esperanza Area Specific Gravity

For the same logic and reasons, specific gravity measurements were done the same as for Nueva Esperanza as for La Coyotera. There were 46 measurements taken. The weighted averages were then decreased by 5% to compensate for the unavoidable bias introduced by not being able to measure broken core and to account for larger voids not included in core, giving the following results:

  Low-grade, altered andesite: 2.53 g/cm3; and
  High-grade, veins and sheared veins: 2.47 g/cm3.

17.4 Mineral Zone Descriptions

17.4.1 El Dorado Mine Area

The veins at the El Dorado mine area were defined on cross sections. Determinations of vein coding used angles to core axes, locations, geologic descriptions, and historic workings and samples. Once defined, the sample intervals were coded by vein, the intervals were given a measured (from the

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geologic log) true thickness as well as an azimuth and dip of the vein at that intersection. The El Dorado mine area drill hole map is given in Figure 17.3.

17.4.1.1 Minita Vein

The Minita vein is a particularly well-defined and predictable or “well-behaved” vein. It is consistent in both grade and width with the best thickness and grade in the central area. Descriptive statistics of the Minita vein are given in Table 17.6. QQ plots were made to help determine capping values. Gold was capped at 65 g Au/t and silver was capped at 550 g Ag/t. This represents 3% and 6% of the sample metal value, respectively (Table 17.6).

Table 17.6 Descriptive Statistics of Minita Vein Samples

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Au-Average Difference (%) Au-Capped Ag-Average Difference (%) Ag-Capped Au Equivalent Ag/Au Ratio Core Recovery RQD Vein Measured True Th. Vein Azimuth Vein Dip Vein Code Confidence Code** Void*	402 402 402 402 402 402 412 210 413 413 413 413 413 11	8.03 8.03 43.25 43.25 8.83 6.50 100 80 5.15 173 -75	13.08 -3% 12.70 87.27 -6% 81.71 14.32 10.86 91 72 4.78	15.61 13.63 117.42 105.66 17.09 74.59 23 27 1.99	1.19 1.07 1.35 1.19 6.87 0 0 0.42	0.00 0.00 0.00 0 0.01 0.00 0 0 0.30 0 -90 55 1 1	132.0 65.00 864 550 142.4 1400.00 100 100 9.40 339 -65 155 3 1	g Au/t g Au/t g Ag/t g Ag/t g Aueq/t % % m deg. deg.
* 1 is void ** 1 is lowest, 3 is highest

“-Average” is the average of all check and duplicate samples for an interval

The sample data were then composited twice. Once to full length for vein thickness determinations and once excluding all samples with core recovery less than 25% for grade determinations (see Section 11.2). Table 17.7 gives the statistics of Minita vein composites. These composites were chosen based on geology, mineralogy, textures, location and grade. Except for near the south end of the modeled area, the vein is predictable and there is high confidence in composite definition. In the central area, the vein splits and the hanging wall split is modeled separately. Vein determinations could include internal weakly mineralized material or even “horses” of unmineralized material if they were considered part of the vein system. If the vein splayed into sheeted zones these were coded as weakly mineralized. If there was a well-defined and well-mineralized vein distinctly separate from surrounding sheeted material or stockwork, this too was segregated; although this was a rare occurrence. Because the Minita vein is well defined and such a strong structure, it was modeled first and was used as the “anchor” for defining the surrounding veins.

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Pacific Rim Mining Corporation	Page 78

CAD CONTROL BLOCK REF: Figure17-3-Minita-dh-Plan.dwg

El Dorado
location of modeled resources
Scale is in meters

FIGURE NO. 17.3	PACIFIC RIM El Dorado Resource Area Drill Hole Location Map Dept. of Cabanas — El Salvador	MINE DEVELOPMENT ASSOCIATES Reno — Nevada	DATE: 28 Oct 2003 DRAWN BY: S Ristorcelli CHECKED BY: MDA SCALE:

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Table 17.7 Descriptive Statistics of Minita Vein Composites

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Length To AuAvg AuCap AuAvgXCTW AuCapXCTW AuAvgXMTW AuCapXMTW AgAvg AgCap AgAvgXCTW AgCapXCTW AgAvgXMTW AgCapXMTW AuEq Ag/Au Crec RQD VnMTW VnDipAZ Vn_Dip Vn_Code ConfCode VnCTW VnCDW VnCHW Void	67 67 67 67 67 67 67 67 67 67 67 67 67 67 67 67 66 40 67 67 67 67 67 67 67 67 67	4.2 256.2 9.22 9.22 26.9 26.9 27.4 27.4 60.10 60.10 135.5 135.5 147.7 147.7 10.15 6.35 100 77 3.00 170.0 -75.00 55 3 3.0 4.4 3.0 -2.00	5.7 261.5 12.80 12.42 44.8 42.9 44.7 42.9 86.68 84.36 299.6 291.4 292.4 285.2 14.03 6.84 95 73 4.77 169.0 -75.43 62 3 3.4 6.0 3.6 -2.00	5.4 8.27 7.26 48.7 42.8 45.7 40.3 65.41 61.11 379.6 353.4 351.9 329.9 9.07 4.20 10 20 1.97 42.4 5.14 26 0 2.1 5.4 2.2 0.00	0.9 0.65 0.58 1.1 1.0 1.0 0.9 0.75 0.72 1.3 1.2 1.2 1.2 0.65 0.61 0.1 0 0.41 0.3 -0.07 0 0 0.6 0.9 0.6	0.3 22.7 0.09 0.09 0.1 0.1 0.2 0.2 0.22 0.22 0.7 0.7 0.8 0.8 0.10 0.02 55 6 0.30 0.0 -90.00 55 1 0.3 0.4 0.3 -2.00	28.5 468.4 55.50 38.91 258.1 191.0 248.9 184.2 330.02 306.71 1858.0 1678.9 1792.0 1619.2 57.77 47.38 100 100 9.40 339.0 -65.00 155 3 9.2 28.6 9.8 -2.00	m m g/t g/t g/t * m g/t * m g/t * m g/t * m g/t g/t g/t * m g/t * m g/t * m g/t * m g/t % % m degrees degrees m m m
“Avg” is the average of all check and duplicate samples for an interval

17.4.1.2 Minita 3 Vein

The Minita 3 vein is considerably smaller than Minita in width and strike length and the grades are less persistent. Minita 3 mineralization displays clusters of well-mineralized areas and poorly mineralized areas, which pointed to modeling separately. Descriptive statistics of the well-mineralized domain (65), the only one of economic interest, is given in Table 17.8. Minita 3 QQ plots and low CVs (coefficient of variation = standard deviation / mean) suggest that capping is not necessary (Table 17.8). The sample data were composited to full vein width for width determinations but excluded all samples with core recovery less than 25% for grade determinations (see section 11.2). Table 17.9 gives the composite statistics by vein of Minita 3.

Minita 3 parallels Minita and merges with Minita at its southern end. There is either another weakly mineralized vein that continues south or a splay of Minita 3 that continues south beyond the merger.

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Table 17.8 Descriptive Statistics of Minita 3 Vein Samples

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Au-Average Difference (%) Au-Capped Ag-Average Difference (%) Ag-Capped Au Equivalent Ag/Au Ratio Core Recovery RQD Vein Measured True Th. Vein Azimuth Vein Dip Vein Code Confidence Code** Void*	41 41 41 41 41 41 42 16 42 42 42 42 42 2	4.99 4.99 24.30 24.30 5.43 6.30 100.00 90.00 2.35 173.00 -67.00 65 3 1	8.82 0% 8.82 61.23 0% 61.23 9.69 6.35 87.56 76.93 2.68 170.90 -68.89 65 3 1	9.75 9.75 74.83 74.83 10.78 3.09 28.54 32.97 1.04 17.23 4.14 0 0 0	1.11 1.11 1.22 1.22 1.11 0.49 0.33 0.43 0.39 0.10 -0.06 0 0 0	0.11 0.11 0.70 0.70 0.12 0.80 0.00 0.00 0.40 140.00 -84.00 65 2 1	39.6 39.6 309.0 309.0 44.0 18.70 100.00 100.00 4.10 195.00 -62.00 65 3 1	g Au/t g Au/t g Ag/t g Ag/t g Aueq/t % % m deg. deg.
“-Average” is the average of all check and duplicate samples for an interval

Table 17.9 Descriptive Statistics of Minita 3 Vein Composites

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Length To AuAvg AuCap AuAvgXCTW AuCapXCTW AuAvgXMTW AuCapXMTW AgAvg AgCap AgAvgXCTW AgCapXCTW AgAvgXMTW AgCapXMTW AuEq Ag/Au Crec RQD VnMTW VnDipAZ Vn_Dip Vn_Code ConfCode VnCTW VnCDW VnCHW Void	14 14 14 14 14 14 14 14 14 14 14 14 14 14 14 14 14 4 14 14 14 14 14 14 14 14 0	3.0 263.0 7.16 7.16 14.6 14.6 14.3 14.3 29.43 29.43 94.6 94.6 78.2 78.2 7.50 4.88 99 82 2.06 176.5 -67.00 65 3 2.27 3.00 2.46	2.8 255.2 7.80 7.80 18.7 18.7 17.5 17.5 52.56 52.56 127.8 127.8 119.7 119.7 8.55 6.31 93 77 2.79 169.6 -68.36 65 3 2.3 2.8 2.5	1.7 5.23 5.23 18.3 18.3 16.5 16.5 40.81 40.81 139.4 139.4 125.8 125.8 5.76 2.54 17 16 0.98 16.1 4.20 0 0 1.5 1.7 1.6	0.6 0.67 0.67 1.0 1.0 0.9 0.9 0.78 0.78 1.1 1.1 1.1 1.1 0.67 0.40 0 0 0.35 0.1 -0.06 0 0 0.6 0.6 0.6	0.4 58.2 0.70 0.70 1.4 1.4 1.3 1.3 3.07 3.07 3.4 3.4 3.6 3.6 0.74 1.33 34 52 0.40 140.0 -80.00 65 2 0.3 0.4 0.3	6.3 354.2 20.90 20.90 59.4 59.4 47.4 47.4 159.79 159.79 453.8 453.8 362.7 362.7 23.18 10.88 100 97 4.10 195.0 -62.00 65 3 5.0 6.3 5.3	m m g/t g/t g/t * m g/t * m g/t * m g/t * m g/t g/t g/t * m g/t * m g/t * m g/t * m g/t % % m degrees degrees m m m
“-Average” is the average of all check and duplicate samples for an interval

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Pacific Rim Mining Corporation	Page 81

17.4.1.3 Zancudo Vein

Zancudo, the smallest of the modeled veins, is a fairly well-understood vein with respect to location. It is a thin vein that does, similar to Minita 3, have clusters of well-mineralized areas and poorly mineralized areas. These too were modeled separately and the single well-mineralized domain (45) statistics are given in Table 17.10. Zancudo QQ plots and relatively low CVs suggest that capping of silver be done to 60 g Ag/t and no capping of the gold was necessary (Table 17.1). Capping the silver removed a considerable amount of the sample metal content: 32%. The sample data were composited in a similar fashion to Minita and Minita 3. Table 17.11 gives the composite statistics of Zancudo vein composites.

Table 17.10 Descriptive Statistics of Zancudo Vein Samples

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Au-Average Difference (%) Au-Capped Ag-Average Difference (%) Ag-Capped Au Equivalent Ag/Au Ratio Core Recovery RQD Vein Measured True Th. Vein Azimuth Vein Dip Vein Code Confidence Code** Void*	52 52 52 52 52 52 48 14 58 58 58 58 57 6	4.08 4.08 17.30 21.35 4.49 6.10 100 82 1.20 161 -80 45 3 1	5.47 0% 5.47 37.20 -32% 25.45 6.00 6.57 66 80 1.48 148 -79 45 3 1	6.75 6.75 63.71 19.13 7.62 4.25 44 14 0.76 41 6 0 1 0	1.23 1.23 1.71 1.27 0.65 1 0 0.52 0 0 0 0 0	0.00 0.00 0.10 0.1 0.01 0.00 0 50 0.10 9 -90 45 1 1	34.7 34.70 294 60 38.9 25.00 100 94 3.23 195 -65 45 3 1	g Au/t g Au/t g Ag/t g Ag/t g Aueq/t % % m deg. deg.
* 1 is void ** 1 is lowest, 3 is highest

“-Average” is the average of all check and duplicate samples for an interval

Table 17.11 Descriptive Statistics of Zancudo Vein Composites

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Length To AuAvg AuCap AuAvgXCTW AuCapXCTW AuAvgXMTW AuCapXMTW AgAvg AgCap AgAvgXCTW AgCapXCTW AgAvgXMTW AgCapXMTW AuEq Ag/Au Crec RQD VnMTW VnDipAZ Vn_Dip Vn_Code ConfCode VnCTW VnCDW VnCHW Void	38 38 32 32 32 32 32 32 32 32 32 32 32 32 32 38 33 9 38 38 38 38 37 38 38 38 0	1.5 207.7 4.13 4.13 3.7 3.7 4.1 4.1 19.76 18.93 25.0 22.3 22.6 22.4 4.50 5.82 100 82 1.2 169.0 -80.00 45 3 1.0 1.5 1.0	1.6 211.5 5.22 5.22 5.5 5.5 6.0 6.0 36.44 23.00 37.9 23.4 42.2 25.2 5.74 5.76 77 80 1.5 151.3 -79.79 45 3 1.0 1.7 1.1	1.0 5.39 5.39 6.1 6.1 6.6 6.6 47.39 13.66 49.1 16.0 55.8 16.1 6.04 3.21 38 13 0.8 49.4 6.46 0 1 0.7 1.0 0.7	0.6 1.03 1.03 1.1 1.1 1.1 1.1 1.30 0.59 1.3 0.7 1.3 0.6 1.05 0.56 0.5 0 0.5 0.3 -0.08 0 0 0.7 0.6 0.7	0.2 56.6 0.03 0.03 0.0 0.0 0.0 0.0 0.17 0.17 0.2 0.2 0.2 0.2 0.04 1.00 0 50 0.1 9.0 -90.00 45 1 0.1 0.2 0.1	4.6 453.8 34.70 34.70 30.5 30.5 34.7 34.7 294.00 60.00 258.7 73.1 294.0 61.1 38.90 13.79 100 94 3.2 195.0 -65.00 45 3 3.9 4.6 4.0	m m g/t g/t g/t * m g/t * m g/t * m g/t * m g/t g/t g/t * m g/t * m g/t * m g/t * m g/t % % m degrees degrees m m m
“-Average” is the average of all check and duplicate samples for an interval

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17.4.2 La Coyotera Area

La Coyotera was modeled using a traditional three dimensional block model. Block sizes were 10 (north) m by 5 m by 5 m. The domains described in section 17.1.2 were modeled on section, digitized and used to code the sample data. The sample statistics are given in Table 17.12. The samples were composited to 2.5 m intervals excluding all samples with core recovery of less than 25%. Capping levels were determined for each zone separately and represented between 1% and 9% of the metal value. Capping was done prior to compositing and compositing honored the domains. Descriptive statistics of the composite database by zone are given in Table 17.13. Figure 17.4 is a drill hole map of the La Coyotera area. The cross sectional model was taken to plan and also reconciled with the composite data. These zones were used to code the model and for final volumes and grade estimation controls.

Table 17.12 Descriptive Statistics of La Coyotera Area Samples

Coyotera	Zone 11		Capping Level (Au/Ag)				4.5	60
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Au-Average Difference Au-Capped Ag-Average Difference Ag-Capped Au Equivalent Ag/Au Ratio Zone Core Recovery RQD	909 909 890 890 857 857 924 786 34	0.33 0.33 4.50 4.50 0.39 12.1 100 21	0.67 -3% 0.65 7.89 -1% 7.82 0.72 18.8 88 26	0.96 0.80 9.56 9.12 1.04 23.9 21 18	1.43 1.23 1.21 1.16 1.43 1.3 0 1	0.01 0.01 0.03 0.03 0.01 1.0 11 17 0	13.9 4.5 96 60 15 472.0 11 100 52	g Au/t g Au/t g Ag/t g Ag/t g Aueq/t % %
Coyotera	Zone 12		Capping Level (Au/Ag)				6.0	100
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Au-Average Difference Au-Capped Ag-Average Difference Ag-Capped Au Equivalent Ag/Au Ratio Zone Core Recovery RQD	194 194 189 189 187 187 202 189 14	1.65 1.65 20.05 20.05 2.04 13.2 89 0	2.12 -9% 1.95 24.50 -2% 23.98 2.50 20.8 77 15	2.16 1.38 20.76 17.22 2.33 27.2 25 19	1.02 0.70 0.85 0.72 0.93 1.3 0 1	0.02 0.02 1.70 1.70 0.07 0.7 12 0 0	18.1 6.0 206 100 19 272.9 12 100 57	g Au/t g Au/t g Ag/t g Ag/t g Aueq/t % %
Coyotera	Zone 13		Capping Level (Au/Ag)				40.0	400
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Au-Average Difference Au-Capped Ag-Average Difference Ag-Capped Au Equivalent Ag/Au Ratio Zone Core Recovery RQD	343 343 342 342 335 335 350 303 9	6.05 6.05 48.95 48.95 6.88 7.5 100 0	9.64 -7% 8.99 74.37 -6% 70.14 11.00 10.4 77 6	12.60 8.48 100.02 71.90 13.90 9.4 28 11	1.31 0.94 1.34 1.03 1.26 0.9 0 2	0.02 0.02 0.10 0.10 0.02 0.8 13 14 0	155.8 40.0 1084 400 168 103.7 13 100 22	g Au/t g Au/t g Ag/t g Ag/t g Aueq/t % %

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 83

Table 17.13 Descriptive Statistics of La Coyotera Composites

Coyotera	Zone 11
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Length Au-Average Difference Au-Capped Ag-Average Difference Ag-Capped Zone Core Recovery RQD	461 461 461 454 454 461 424 14	2.50 0.40 0.40 5.05 5.05 98 22	2.04 0.61 -4% 0.59 7.51 -1% 7.44 88 25	0.68 0.57 7.58 7.29 17 15	1.11 0.96 1.01 0.98 0 1	0.00 0.01 0.01 0.16 0.16 11 27 0	2.5 10.2 5 81 60 11 100 52	m g Au/t g Au/t g Ag/t g Ag/t % %
Coyotera	Zone 12
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Length AuAvg Difference AuCap AgAvg Difference AgCap Zone CRec RQD	101 99 99 97 97 101 96 3	2.50 1.87 1.87 22.01 22.01 81 15	1.91 2.13 -9% 1.96 24.54 -2% 23.97 78 15	1.47 0.99 15.08 13.14 22 0	0.69 0.51 0.61 0.55 0 0	0.00 0.22 0.22 3.91 3.91 12 25 15	2.5 10.9 6 93 72 12 100 15	g/t g/t g/t g/t g/t %
Coyotera	Zone 13
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Length AuAvg Difference AuCap AgAvg Difference AgCap Zone CRec RQD	157 157 157 156 156 157 146 2	2.50 7.00 7.00 64.36 64.36 88 9	1.93 9.91 -8% 9.17 75.32 -5% 71.51 80 6	9.95 6.61 75.66 55.94 22 5	1.00 0.72 1.00 0.78 0 1	0.10 0.19 0.19 1.50 1.50 13 26 0	2.5 83.0 36 569 321 13 100 9	g/t g/t g/t g/t g/t g/t %

17.4.3 Nueva Esperanza Area

Nueva Esperanza was also modeled using a traditional three dimensional block model. Block sizes were the same as La Coyotera at 10 (north) m by 5 m by 5 m. Two domains were modeled (section 17.1.2) on section, digitized and used to code the sample data. These sectional zones were taken to plan and used to code the block model and control grade estimation and give volumes.

The sample statistics are given in Table 17.14. The samples were composited to 2.5 m intervals excluding all samples with core recovery of less than 25%. Capping levels were determined for each of the two zones separately, which represented between 2% and 7% of the metal value. Capping was done prior to compositing and descriptive statistics of the composite database by zone are given in Table 17.15. Figure 17.5 is a drill hole map of the La Coyotera area.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 84

CAD CONTROL BLOCK REF: Figure-CoyoteraPlan_coydhp.dwg

La Coyotera
Outline of Mineralized Zone
Scale is in meters

FIGURE NO. 17.5

PACIFIC RIM
La Coyotera Resource Area
Dept. of Cabanas Drill Hole Location Map El Salvador

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

DATE	28 Oct 2003
DRAWN BY	S Ristorcelli
CHECKED BY	MDA
SCALE

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 85

Table 17.14 Descriptive Statistics of Nueva Esperanza Samples

Nueva Esperanza	Zone 1
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Length Au-Average Difference Au-Capped Ag-Average Difference Ag-Capped Au Equivalent Ag/Au Ratio Zone Core Recovery RQD	562 542 542 531 531 474 474 562 404 36	1.3 0.38 0.38 1.50 1.50 0.39 4.71 100 88	1.4 0.84 -7% 0.78 4.59 -3% 4.47 0.75 7.73 90 86	1.45 1.05 9.44 8.52 1.13 10.73 18 18	1.73 1.34 2.06 1.90 1.52 1.39 0 0	0 0.00 0.00 0.03 0.03 0.00 0.03 1 22 0	6 17 6 91 60 13 99 1 100 100	m g Au/t g Au/t g Ag/t g Ag/t g Aueq/t % %
Nueva Esperanza	Zone 2
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Length Au-Average Difference Au-Capped Ag-Average Difference Ag-Capped Au Equivalent Ag/Au Ratio Zone Core Recovery RQD	139 132 132 131 131 124 124 139 102 7	1.1 4.18 4.18 24.00 24.00 4.59 5.68 89 84	1.3 6.95 -2% 6.81 41.68 -6% 39.35 7.86 6.95 77 85	7.12 6.61 56.32 46.97 8.21 8.35 23 1	1.03 0.97 1.35 1.19 1.04 1.20 0 0	0 0.09 0.09 0.17 0.17 0.09 0.76 2 5 84	10 36 30 295 200 40 99 2 100 86	m g Au/t g Au/t g Ag/t g Ag/t g Aueq/t % %

Table 17.15 Descriptive Statistics of Nueva Esperanza Composites

Nueva Esperanza	Zone 1
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Length Au-Average Difference Au-Capped Ag-Average Difference Ag-Capped Zone Core Recovery RQD	301 296 296 290 290 301 244 19	2.5 0.45 0.45 1.64 1.64 100 87	2.0 0.69 -3% 0.67 4.23 -3% 4.10 91 85	0.78 0.67 7.05 6.33 16 18	1.13 1.00 1.67 1.54 0 0	- 0.03 0.03 0.17 0.17 1 29 14	3 6.0 4.0 52 41 1 100 100	m g Au/t g Au/t g Ag/t g Ag/t % %
Nueva Esperanza	Zone 2
	Valid N	Median	Mean	Std. Dev	CV	Min.	Max.	Units
Length Au-Average Difference Au-Capped Ag-Average Difference Ag-Capped Zone Core Recovery RQD	83 75 75 74 74 83 59 2	1.9 4.94 4.94 27.95 27.95 82 85	1.7 7.16 -2% 7.01 46.07 -6% 43.37 79 85	6.17 5.74 52.53 43.25 19 1	0.86 0.82 1.14 1.00 0 0	- 0.45 0.45 0.50 0.50 2 38 84	3 31.8 30.0 295 200 2 100 85	m g Au/t g Au/t g Ag/t % %

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 86

Figure 17.5 Nueva Esperanza Area Drill Hole Map

Nueva Esperanza
Outline of Mineralized Zone
533900
534000
534100
534200
534300
303000
302900
302800
302700
302600
302500
302400
302300
Scale is in meters

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Pacific Rim Mining Corporation	Page 87

17.5 Modeling

Modeling the three resource areas began with discussions with Pacific Rim geologists who gave insight and guidance to the styles of mineralization. Modeling then went on to construction of cross sections and definition of domains; the Pacific Rim staff was heavily involved in the geologic modeling so as to incorporate their knowledge. Procedures then went on to coding, capping and compositing, classical statistics, and geostatistics prior to grade estimation. Several grade models were made for each metal for validation along with volume and point validation checking.

17.5.1 El Dorado Mine Area Modeling

Once defined on cross section, the composites and interpreted extents of the vein were taken to long section. This was used for the ultimate control on vein area. Estimations of veins widths were used for volume determination along with the long section area.

Geostatistics was performed on thickness and gold grade times thickness (Appendix D). After each vein was defined on section, the outlines were digitized. The footwall of each vein was then used to make a three dimensional surface. This surface, within the bounds or limits of the vein defined on long section was used to code the location of the vein in the model and for all further modeling. MDA plotted all underground workings and underground samples and removed these volumes from the model and resource estimate.

Because of the unique method of estimating vein deposits, and at El Dorado in particular, extra features were collected and estimated. A list of those items is given below:

Core recovery (CRec): Core recovery was always estimated as it was used in resource classification. The values were estimated with the same parameters and weighting as gold times thickness values.

Confidence Code (ConfC): This is a classification of confidence in a particular intercept. It is a subjective code that considers location, sample quality, and certainty that the composite is and properly represents the vein intercept. This value is used for evaluating development drilling as well as in resource classification at the El Dorado mine area. This was always estimated by nearest neighbor.

Measured true width (MTW): MTW is the measured true width measured from drill log geologic data and, in particular, graphic data taking into account sample lengths and angles to core axes. This was used as a check on the calculated true width.

Calculated true width (CTW): CTW is the calculated true width, which is based on the angle of the drill hole at the intercept and the strike and dip of the vein at the intercept.

Horizontal true width (HTW): HTW is the calculated horizontal width, which is based on the angle of the drill hole at the intercept and the strike and dip of the vein at the intercept. This value is used for tonnage calculations in the “vertical” GSM (gridded seam model) block model.

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17.5.1.1 Minita Vein Modeling

At the Minita vein, continuity of metal and thickness was demonstrated to be good to very good both from a visual standpoint but also from a geostatistical standpoint with ranges up to 100 m (Appendix D). As the composites are of varying length, grade thickness modeling was required. Models were estimated by kriging, inverse distance cubed (ID3), and nearest neighbor. Comparing the estimate to the composite data, it was determined that the ID3 model was the best fit. So the calculated vein true width (CTW), the capped gold grade times calculated true width (AuC * CTW), and capped silver grade times calculated true width (AgC * CTW) were estimated with the parameters given in Table 17.16. At Minita, the high-grade or well-mineralized domain (55) was modeled together with the weakly mineralized domains (155) because the few weakly mineralized samples occurred interspersed with the well-mineralized samples. The Minita long section is given in Figure 17.6. MDA also estimated core recovery (CRec), confidence code (ConfC), and measured true width (MTW). Estimation parameters are given in 17.16.

Tonnes per block were calculated by multiplying the block volume (height (3 m) times length (10 m) by width (HTW)) by the specific gravity (2.46 g/cm3). The number of samples and the distance to the nearest sample were stored for each estimated block.

Due to the distribution and limited nature of the drilling at the north end of the Minita vein, one hole with a high-grade assay (37.466 g Au/t; at ~301,950N) estimates 2.5% of the ounces in the Minita vein. A hard boundary constrains it at the north, eliminating extrapolation. Following all other parameters and conditions, this falls into the Measured and Indicated classification, which is justified throughout the rest of the deposit. However, this area requires further drilling for better definition while it could also generate a larger resource extending to the north and down dip. This potential exaggeration of tonnes and grade and metal is compensated for by the south end (~301,300N) where drilling intersected the Minita vein but, due to complex configurations and conflicting drill data evidence, was eliminated entirely from the resource. Additional study and drilling by Pacific Rim since the resource estimate was completed in mid-September has defined this area which should add to the resource base in the next update.

17.5.1.2 Minita 3 Vein Modeling

Continuity of metal and thickness is more variable for Minita 3. The study showed that the weakly mineralized structures (165) clustered separately from the well-mineralized veins (65). As such, MDA defined these zones using nearest neighbor and then estimated the grades separately for each. Essentially all the low-grade zone (ZONE 2 or VNCD 165) is well below economic grade. Like the highest grades at Minita, the highest grades at Minita 3 are associated with colloform banding and corrensite. No variograms could be generated because the points were too few. Like Minita, grade thickness modeling was required. Models were estimated only by inverse distance cubed (ID3) and checked with nearest neighbor. The calculated vein true width (CTW), the capped gold grade times calculated true width (AuC * CTW), and capped silver grade times calculated true width (AgC * CTW) were estimated with the parameters given in Table 17.16 and the long section is given in Figure 17.7. MDA also estimated core recovery (CRec), confidence code (ConfC), measured true width (MTW). Tonnes per block were calculated by multiplying the block volume (height (3 m) times length (10 m) by

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width (HTW)) by the specific gravity (2.46 g/cm3). The number of samples and the distance to the nearest sample were stored for each estimated block.

17.5.1.3 Zancudo Vein Modeling

For the same reasons as at Minita 3, the same logic and parameters (except for a shorter distance) were used in the Zancudo modeling. Estimation parameters are given in Table 17.16 and the long section is given in Figure 17.8.

Table 17.16 Estimation Parameters for El Dorado Mine Area Veins

Parameter	Item	Minita Vein	Minita 3 Vein	Zancudo Vein
Estimation method Min/Max composites Zones used Distance (m)	CTW CTW CTW CTW	ID3 1/8 55 and 155 200	ID3 1/8 65 and 165 separately 200	ID3 1/8 45 and 145 separately 150
Estimation method Min/Max composites Zones used Distance (m)	AUC*CTW AUC*CTW AUC*CTW AUC*CTW	ID3 1 / 10 55 and 155 200	ID3 1/8 65 and 165 separately 200	ID3 1/8 45 and 145 separately 150
Estimation method Min/Max composites Zones used Distance (m)	AGC*CTW AGC*CTW AGC*CTW AGC*CTW	ID3 1 / 10 55 and 155 200	ID3 1/8 65 and 165 separately 200	ID3 1/8 45 and 145 separately 150

17.5.2 La Coyotera Area Modeling

La Coyotera was modeled as a classic three dimensional block model. Zones were defined on section, taken to plan and used to code percentages into each block. Grades were modeled using kriging. Specific gravity per block was calculated based on the percentage of each zone and each zone’s measured specific gravity (see section 17.3). Correlograms were calculated for La Coyotera by zone

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(Appendix D) and each zone (11, 12, and 13) was modeled separately. These were used to define estimation parameters while point validation was used to fine-tune the estimate (Table 17.17). A typical cross section is given in Figure 17.9. Kriging was the final estimate used while ID3 and nearest neighbor models were used as checks.

17.5.3 Nueva Esperanza Area Modeling

Nueva Esperanza was modeled in a similar way to La Coyotera, as a classic three dimensional block model. Nueva Esperanza has two defined mineral zones: low-grade altered andesite (1) and higher-grade vein and sheeted vein (2). The zones were defined on section, taken to plan and used to code percentages into each block. Grades were modeled using kriging. Specific gravity per block was calculated based on the percentage of each zone and each zone’s measured specific gravity. Correlograms were calculated for Nueva Esperanza on both zones combined (Appendix D) and each zone (1 and 2) was modeled separately. The correlograms were used to define estimation parameters (Table 17.18) while point validation was used to fine-tune the estimate. A typical cross section of the modeled vein is given in Figure 17.10. Kriging was the final estimate used while ID3 and nearest neighbor models were used as checks.

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CAD CONTROL BLOCK REF: Fig16-6-Final Minita_LSec.dwg

looking east
existing mine workings
block grade x thickness
AUGT
gold grade - silver grade - thickness
(g/t) (g/t) (g/t)
12.604 59.65 5.38
drill hole vein intercept

FIGURE NO. 17.6	PACIFIC RIM El Dorado Project Minita Vein Long Section Dept. of Cabanas El Salvador	MINE DEVELOPMENT ASSOCIATES Reno Nevada	DATE	20 Nov 03
			DRAWN BY	S Ristorcelli
			CHECKED BY	MDA
			SCALE

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CAD CONTROL BLOCK REF: Fig16-7-Final Minita3_15ec.dwg

looking east
existing mine workings
block grade & thickness
gold grade - silver grade - thickness
(g/t) - (g/t) - (g/t)
12.614 59.95 5.39
drill hole vein intercept

DATE	20 Nov 03
DRAWN BY	S Ristorcelli
CHECKED BY	MDA
SCALE	

MINE DEVELOPMENT ASSOCIATES

Reno Nevada

PACIFIC RIM
El Dorado Project
Minita 3 Vein Long Section

Dept. of Cabanas El Salvador

FIGURE NO. 17.7

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CAD CONTROL BLOCK REF: Fig16-8-Final Zanduco_LSec.dwg
DATE: 20 Nov 03

looking east
existing mine workings
block grade & thickness
gold grade - silver grade - thickness
(g/t) - (g/t) - (g/t)
12.684
59.99
5.39
drill hole vein intercept

PACIFIC RIM
El Dorado Project
Zanduco Vein Long Section

Dept. of Cabanas | El Salvador

MINE DEVELOPMENT ASSOCIATES

Reno | Nevada

DATE	20 Nov 03
DRAWN BY	S Ristorcelli
CHECKED BY	MDA
SCALE	

FIGURE NO. 17.8

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Figure 17.9 Cross Section of the La Coyotera Resource

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Table 17.17 Estimation Parameters for La Coyotera

First Pass – Gold (and CRec)
Parameter	Zone 1	Zone 2	Zone 3
Samples: min/max/max per hole	1 / 12 / 3	1 / 12 / 3	1 / 12 / 3
Rotation/Dip/Tilt	30o / 0o / 0[o]	30o / 0o / 0[o]	30o / 0o / 0[o]
Search (m)	80 / 40 / 80	80 / 26 / 80	60 / 25 / 60
C0 / C1 / C2	.527 / .350 / .125	.412 / .286 / .303	0.358 / 0.642
R1 (in rotation/dip/tilt directions)	27 / 27 / 23	17 / 9 / 17	49 / 13 / 19
R2 (in rotation/dip/tilt directions)	42 / 42 / 82	51 / 25 / 106	49 / 13 / 19
Length-weighting	Yes	Yes	Yes
Second Pass – Gold *
Search (m)	40 / 20 / 40	40 / 13 / 40	NA
First Pass – Silver
Parameter	Zone 1	Zone 2	Zone 3
Samples: min/max/max per hole	1 / 12 / 3	1 / 12 / 3	1 / 12 / 3
Rotation/Dip/Tilt	30o / 0o / 0[o]	30o / 0o / 0[o]	30o / 0o / 0[o]
Search (m)	80 / 40 / 80	80 / 26 / 80	60 / 25 / 60
C0 / C1 / C2	.301 / .529 / .172	.285 / .715 / NA	0.358 / 0.642
R1 (in rotation/dip/tilt directions)	15 / 5 / 30	19 / 10 / 19	49 / 13 / 19
R2 (in rotation/dip/tilt directions)	49 / 16 / 68	NA	49 / 13 / 19
Length-weighting	Yes	Yes	Yes
Second Pass – Silver *
Search (m)	50 / 10 / 50	40 / 13 / 40	NA
* Those parameters not listed in the second pass remained the same

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Figure 17.10 Cross Section of the Nueva Esperanza Resource

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Table 17.18 Estimation Parameters for Nueva Esperanza

First Pass – Gold (and CRec)
Parameter	Zone 1	Zone 2	Zone 3
Samples: min/max/max per hole	1 / 12 / 3	1 / 12 / 3	1 / 12 / 3
Rotation/Dip/Tilt	30o / 0o / 0[o]	30o / 0o / 0[o]	30o / 0o / 0[o]
Search (m)	80 / 40 / 80	80 / 26 / 80	60 / 25 / 60
C0 / C1 / C2	.527 / .350 / .125	.412 / .286 / .303	0.358 / 0.642
R1 (in rotation/dip/tilt directions)	27 / 27 / 23	17 / 9 / 17	49 / 13 / 19
R2 (in rotation/dip/tilt directions)	42 / 42 / 82	51 / 25 / 106	49 / 13 / 19
Length-weighting	Yes	Yes	Yes
Second Pass – Gold *
Search (m)	40 / 20 / 40	40 / 13 / 40	NA
First Pass – Silver
Parameter	Zone 1	Zone 2	Zone 3
Samples: min/max/max per hole	1 / 12 / 3	1 / 12 / 3	1 / 12 / 3
Rotation/Dip/Tilt	30o / 0o / 0[o]	30o / 0o / 0[o]	30o / 0o / 0[o]
Search (m)	80 / 40 / 80	80 / 26 / 80	60 / 25 / 60
C0 / C1 / C2	.301 / .529 / .172	.285 / .715 / NA	0.358 / 0.642
R1 (in rotation/dip/tilt directions)	15 / 5 / 30	19 / 10 / 19	49 / 13 / 19
R2 (in rotation/dip/tilt directions)	49 / 16 / 68	NA	49 / 13 / 19
Length-weighting	Yes	Yes	Yes
Second Pass – Silver *
Search (m)	50 / 10 / 50	40 / 13 / 40	NA
* Those parameters not listed in the second pass remained the same

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17.6 Gold and Silver Resources

MDA classified the resource in order of increasing geological and quantitative confidence, into Inferred, Indicated and Measured categories according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) – Definitions adopted by CIM Council August 20, 2000 and therefore also in accordance with Canadian National Instrument 43-101. A mineral resource, also using CIM definitions is defined “as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.” Specifically, the terms are defined below:

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Because of the requirement that the resource exists “in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction”, MDA is reporting the resources at cutoffs that are reasonable for deposits of this nature and mining conditions of this type. However, all the resources are stated which, by necessity, cannot and does not take into consideration capital costs for extraction, i.e., underground access and/or stripping. Until detailed mine design and costing is completed, MDA believes that the material reported at cutoffs assumed to be reasonable for open pit

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(Nueva Esperanza) and underground (El Dorado mine area and La Coyotera) costs are reasonable assessments of what will be available for mine design and extraction.

MDA classified the El Dorado resources by a combination of distance to the nearest sample, the number of samples used to estimate a block, the confidence in certain drill intercepts and the core recovery. The criteria for resource classification are given in Table 17.19.

The resources are tabulated separately by vein and by area in Appendix E. Combined Measured, Indicated, Measured plus Indicated, and Inferred resources are given in Tables 17.21, 17.22, 17.23 and 17.24. Several grade cutoffs are given to demonstrate changes with varying cutoffs. All reported numbers are undiluted in-situ resources.

Descriptive statistics of the resources by classification are given in Table 17.20.

17.7 Gold and Silver Mineralization Potential

Jointly, Pacific Rim and MDA coded all the intercepts in the El Dorado mine area. The work, while defining an additional seven veins in the El Dorado mine area, did not define additional Measured and Indicated resources. The other seven veins were in general low-grade; i.e., ~4-5 g Au/t, and small. However, these are structures that in some cases represent additional targets for exploration. In addition, to the east of the El Dorado mine area is the Rosario area. MDA and Pacific Rim began the exercise of interpreting geology and coding mineralized intercepts when it became apparent that additional drilling and more attention should be paid to that area. It is likely that additional mineralization will be encountered in those veins in the eastern El Dorado district in the Rosario area.

Throughout the district there are numerous veins, often with gold and silver mineralization and sometimes very significant grades. This is a rather mixed blessing for Pacific Rim in that any one of those veins could host deposits similar to the El Dorado mine area on the one hand, but on the other hand, each one should be explored to some extent. The former remains justification for the latter, however.

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Table 17.19 Criteria for Resource Classification

Minita Vein
	Measured	Indicated	Inferred
Distance (m)	1 to 20	21 to 75	>75 (within zone)
Confidence code*	2 or 3	NA	NA
Core recovery (%)**	>80	NA	NA
Minita 3 Vein
	Measured	Indicated	Inferred
Distance (m)	1 to 15	16 to 75	>75 (within zone)
Confidence code*	2 or 3	NA	NA
Core recovery (%)**	>80	NA	NA
Zancudo Vein
	Measured	Indicated	Inferred
Distance (m)	1 to 15	16 to 50	>50 (within zone)
Confidence code*	2 or 3	NA	NA
Core recovery (%)**	>80	NA	NA
La Coyotera
	Measured	Indicated	Inferred
Distance (m)	1 to 12	13 to 50	>50 (within zone)
Number of samples	>=2	NA	NA
Core recovery (%)**	>70	>50	NA
Nueva Esperanza
	Measured	Indicated	Inferred
Distance (m)	NA	1 to 25	>25 (within zones)
Core recovery (%)**	NA	NA	NA
* 1 to 3, with 3 the highest; ** No samples with core recovery <25% were used

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Table 17.20 Descriptive Statistics of Resources by Classification

	Measured	Indicated	Inferred
	Minita Vein
Mean number of samples	9.7	9.2	7.1
Mean closest point	13.2	38.2	94.5
Mean core recovery	96.9	91.1	91.6
Mean confidence code	2.8	2.6	2.5
	Minita 3 Vein
Mean number of samples	7.8	6.9	4.0
Mean closest point	10.3	35.6	105.1
Mean core recovery	98.6	88.7	87.5
Mean confidence code	2.8	2.5	2.3
	Zancudo Vein
Mean number of samples	7.2	6.5	4.0
Mean closest point	10.3	27.2	79.1
Mean core recovery	98.5	96.3	91.3
Mean confidence code	2.7	2.5	2.3
	La Coyotera
Mean number of samples	8.7	6.8	5.7
Mean closest point	8.4	26.2	56.6
Mean core recovery	89.6	83.5	82.7
	Nueva Esperanza
Mean number of samples	NA	4.4	5.3
Mean closest point	NA	15.7	36.8
Mean core recovery	NA	NA	NA

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Table 17.21 El Dorado Project Measured Resources

Total Measured
Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
1.0 4.0 5.0 6.0 7.0 8.0 9.0	1,016,200 766,600 721,700 673,900 608,700 548,000 479,200	9.49 11.92 12.38 12.85 13.53 14.20 15.03	310,100 293,900 287,300 278,400 264,800 250,100 231,500	64.18 79.45 82.70 85.96 89.66 93.39 98.90	2,096,900 1,958,200 1,918,900 1,862,500 1,754,700 1,645,400 1,523,700	10.42 13.05 13.56 14.08 14.79 15.53 16.42	340,500 321,700 314,700 305,100 289,400 273,600 253,000

Table 17.22 El Dorado Project Indicated Resources

Total Indicated
Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
1.0 4.0 5.0 6.0 7.0 8.0 9.0	3,621,900 1,691,200 1,503,500 1,322,600 1,053,500 819,200 649,300	5.26 9.23 9.82 10.40 11.42 12.46 13.47	612,500 501,600 474,900 442,400 386,900 328,300 281,100	35.26 58.50 62.42 66.08 72.21 77.43 83.01	4,105,500 3,180,700 3,017,500 2,810,100 2,445,800 2,039,400 1,732,900	5.77 10.05 10.72 11.34 12.47 13.56 14.64	671,700 546,700 518,200 482,200 422,500 357,100 305,600

Table 17.23 El Dorado Project Measured and Indicated Resources

Total Measured and Indicated
Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
1.0 4.0 5.0 6.0 7.0 8.0 9.0	4,638,100 2,457,800 2,225,200 1,996,500 1,662,200 1,367,200 1,128,500	6.19 10.07 10.65 11.23 12.19 13.16 14.13	922,600 795,500 762,200 720,800 651,700 578,400 512,600	41.59 65.03 69.00 72.79 78.60 83.83 89.76	6,202,400 5,138,900 4,936,400 4,672,600 4,200,500 3,684,800 3,256,600	6.79 10.99 11.64 12.27 13.32 14.35 15.40	1,012,200 868,400 832,900 787,300 711,900 630,700 558,600

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Table 17.24 El Dorado Project Inferred Resources

Total Inferred

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)
1.0 4.0 5.0 6.0 7.0 8.0 9.0	723,200 170,200 137,500 108,100 85,200 72,600 65,400	3.35 8.39 9.41 10.44 11.46 12.34 12.65	77,800 45,900 41,600 36,300 31,400 28,800 26,600	24.39 57.86 64.54 73.28 79.69 85.68 87.41	567,100 316,600 285,300 254,700 218,300 200,000 183,800	3.72 9.21 10.41 11.60 12.49 13.45 13.89	86,400 50,400 46,000 40,300 34,200 31,400 29,200

17.8 Validation

Numerous checks were made throughout the process of estimating each deposit’s resources. Checks began with comparing volumes from section to plan for the La Coyotera and Nueva Esperanza models. All La Coyotera volumes were within 3%. Nueva Esperanza volumes showed a conservative element in that the level plan volumes were 12% less than the sectional volumes for the high-grade zone. This was caused by pinching out the zones on level plan. The Nueva Esperanza low-grade zones were 6% different with the level plans being less, again resulting in a more conservative estimate.

Checks were made between the level plan volumes and the block model volumes. For the vein deposits (two dimensional models), checks were made between the block models and volumes defined by the vein outlines and applying a mean thickness. These tests all compared well. Total volume and mean grade tests were then done to get a sense of the magnitude of the resources.

The grade estimation was validated for each deposit by comparing assays, composites, nearest neighbor, inverse distance, and when applicable, kriging estimates. Modifications were made so as to improve the estimates. In the case of Nueva Esperanza in particular and less so for the other deposits, the data is clustered, making the comparisons more difficult.

Changes in the resource estimates between this estimate and the previous ones are explained below:

  Minita: The dominant factor in the increase in Minita resources is the long section area defined by Pacific Rim; it increased by close to 60%. Increases occurred along strike on the mine levels where modeling had not been done before and down plunge of the core of the deposit, much of the latter as a result of detailed geologic evaluation as well as drilling. A small increase (~5%) also occurred from a slightly higher specific gravity.
  Minita 3: Increases resulted from increased specific gravity and interpretations on thickness.
  Zancudo: Tonnage increases occurred from a slight increase in specific gravity and along strike as a result of drilling.
  La Coyotera: This resource estimate decreased from previous estimates most likely from volume restrictions and tighter zones. The grades are similar in this and the previous estimate.
  Nueva Esperanza: This resource estimate is similar to the Kinross 1997 estimate.

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18.0 OTHER RELEVANT DATA AND INFORMATION

The author is unaware of any other relevant data and information that would alter the conclusions and recommendations at this time.

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19.0 INTERPRETATION AND CONCLUSIONS

MDA finds the resources on the El Dorado project to be generally good quality. The gold distribution and the quality of work and sampling on the project give the estimate much confidence. The database, because of the diligence demonstrated by Pacific Rim, is reliable. And the general predictability of the deposits makes the El Dorado project resource good quality. More importantly, Pacific Rim’s understanding of both their data and the geology is very high and above the industry norm.

Notwithstanding the above, as in any estimate some risks exist. For the El Dorado resources, the greatest risks lie along the strike and down dip extremities of the vein models where locations and distributions of the resources are less certain and where drilling is less dense. A case in point is the one drill hole at the north end of the Minita vein that carries with it 2.5% of the Minita resource. In other cases, where the data was conflicting, that mineralization was left out of the resource estimate. So changes from additional drilling will inevitably occur.

The issue of potential to discover more resources is interesting for the El Dorado project. In the area of the defined resources and on the defined structures, there is the possibility of increasing the resources slightly. Numerous other veins near the El Dorado mine area but not in this resource estimate because they are not well defined, deserve additional drilling and could add substantially to the resource base, if they are like the Minita vein. In addition, El Dorado has abundant other mineralized quartz vein showings, each like other epithermal vein districts, deserving some level of exploration.

Ninety-two percent of the past production at El Dorado was derived from four main veins in an area about 700 meters long and 300 meters wide. Other prospective veins in the El Dorado area are Portillo, Rosario, Moreno, Monticristo, Candelaria, Guadelupe, Gonzo and Potrero. All these listed veins are either untested or contain at least one drill hit of sufficient grade to require follow-up testing at some time in the future.

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20.0 RECOMMENDATIONS

MDA finds that this is a project of merit and recommends additional work. As this report is dedicated mostly to the resources, the recommendations are geared toward developing these resources. Aside from the resource development, there is also justification for additional exploration away from the resource areas.

20.1 Stage 1 Recommendations

MDA believes that continued exploration and development drilling is justified in the El Dorado mine area. This would include drill holes testing the El Dorado structures west of the mine area and the Rosario structures east of the mine area. A few well-placed drill holes should be completed in the northern and southern parts of the El Dorado mine area resource for further definition. Additional metallurgical test work should be done to demonstrate metallurgical characteristics spatially and to refine the potential extractive processes. Pre-feasibility work leading into feasibility work is justified at this point on the El Dorado resources. Table 20.1 gives a simple breakdown of the $1.7 million program if Pacific Rim intends to follow this path.

Table 20.1 Recommended Programs

Definition Drilling Minita Exploration Drilling Metallurgical Test Work Feasibility Study Total	2,400 m 8,000 m	$120 $120	288,000 960,000 52,000 400,000 1,700,000

20.2 Stage 2 Recommendations

Additional work and costs cannot be estimated at this point for a phase 2 program. Suffice it to say that if another vein is discovered or some of the veins now being explored become material with respect to additional resources, additional drilling, estimation, and engineering would be justified. If the feasibility is positive, then the project should advance to the next phase of development and production.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 107

21.0 REFERENCES

1994: Preliminary resource estimate, Nueva Esperanza Vein. (Incomplete copy lacking title page.  Title used here may not be the title that appears on the title page. Complete copy available in project files.)

1995: El Dorado Gold Project, Pre-Feasibility Study. Consultant’s report by James Askew Associates Inc., for Mirage Resource Corporation. This report is referred to in the text of the present report as JAA 1995.

1996: Ley de Mineria y su Reglamento. Document taken from the Official Diary No. 16, Tomo 330, 24 January 1996.

1996: Decree Number 68, President of the Republic of El Salvador. A decree laying out certain regulations to be applied under the mining code.

1997: Mirage Resource Corporation, Information Document, February 1997.

Kinross El Salvador S.A. de C.V., 1995, El Dorado Gold Project, El Salvador; Coyotera North, Report on Drilling Program, August to November, 1995.

Kinross El Salvador S.A. de C.V., 2000, The Coyotera Vein System: A Review of the Geologic model and Gold-Silver Resource, March 2000.

Dayton Mining Corporation and Kinross El Salvador S.A. de C.V., 2001, Feasibility Study, El Dorado Gold and Silver Project, Cabanas, El Salvador.

Babcock, George H., 1980, An Exploration and Dewatering Program for the Dorado Mine in El Salvador. Consultant’s report for Bruneau Mining Corporation.

Bhappu, Roshan B., 1996, Final Report, Metallurgical Test work for El Dorado Gold Project. Consultant’s report for Kinross Gold U.S.A. Inc. by Mountain States R & D International, Inc.

Boyd, Robert T., 1993, Summary Report on the El Dorado Property. Consultant’s report by Geographe International MFS Inc. for Mirage Resource Corporation. (this report is a follow-up to the Dawson-Staargaard report of 1993)

Cuttriss, Robert H., 1995, Metallurgical Test work – El Dorado Gold/Silver Ore. Consultants report for Mirage Resource Corporation by James Askew Associates Inc., project reference number 944034.

Dawson, J.G. and Staargaard, C.F., 1993, Preliminary Evaluation of Gold-Bearing Vein Systems on the El Dorado Concession, Sensuntepeque, Area, El Salvador. Consultant’s report by Geographe International MFS Inc. for Mirage Resource Corporation. (this report is a predecessor to the Boyd report of 1993).

Hudson, Donald M., 2002, Petrography of selected samples from drill core intercepts in the Minita vein, El Dorado Project, El Salvador. Consultant’s report by Donald M. Hudson, Consulting Geologist.

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 108

Hudson, Donald M., 2003, Summary of Observations in drill hole intercepts in the Coyotera Lode, El Dorado Project, El Salvdor. Consultant’s report by Donald M. Hudson, Consulting Geologist.

Gochnour, L., 2003, El Dorado Project - Site Visit Report, Environmental/Permitting Overview & Recommendations. Memorandum to Pacific Rim from Gochnour & Associates, Inc.

Kittredge, Tylor F., 1988, Up-Date of Reports about the El Dorado Mine, El Salvador. Consultant’s report by Consultores Geologicos, S.A.

Lacroix, P., 2000, Resource Update, El Dorado Mine Area, El Dorado Project, El Salvador. Consultant’s report by Lacroix & Associates for Dayton Mining Corporation.

Lacroix, P., 2000, Nueva Esperanza Resources and Economic Potential, El Dorado Project, El Salvador. Consultant’s report by Lacroix & Associates for Dayton Mining Corporation.

Lacroix, P., 2001[1], Memorandum to R. Johansing describing a “very brief review of the data from the Coyotera drilling”. Memorandum from Lacroix & Associates, 6 March 2001.

Levy, Enrique, 1977, El Dorado Mine Exploration and Development Project. Report for Rosario Resources Corporation.

Malouf, S.E., 1991, Summary Report on New York and El Salvador Mining Company Ltd. El Dorado Project. Report by S.E. Malouf Consulting Geologist Ltd. for New York and El Salvador Mining Company Ltd. (essentially an in-house report, written in 1991 and updated in 1992).

McNames(?), J., 1969, 1969 Economic Geology El Salvador (photocopied compilation of mines in El Salvador; author’s name and real title of document unclear).

Medina, Luis A., 2003, Due Diligence Report; a title opinion prepared by the firm Rusconi-Valdez & Asociados on behalf of Pacific Rim Mining Corp. The Due Diligence Report is presented in a letter to Staley, Okada & Partners dated 6 June 2003.

Ronning, P., 2003, Review of the El Dorado Project, El Salvador, 43-101 Report dated August 22, 2003, completed for Pacific Rim Mining Corp.

Snider, Larry; Bee, George; Stone, Barton; Daviess, Frank; Garmoe, W.J., 1996, El Dorado Gold Project, El Salvador, Geological Resource Analysis. In-house report for Kinross Gold Corporation.

Stoughton, Oscar B., 1977: Report El Dorado Mine. Consultant’s report for an un-named client.

Thalenhorst, H., 1997, Review of Gold Resource Estimate, El Dorado Gold Project, El Salvador. Consultant’s report by Strathcona Mineral Services for Mirage Resources Corporation.

Turner, David R. and Johansing, Robert J., 1999, Summary of Exploration Activities, 1993 through 1998. Internal report by Kinross El Salvador S.A. de C.V.

Wallis, C. Stewart, 1996, Technical Report on Salvadorean Properties of Mirage Resource Corporation. Consultant’s report by Sundance Ventures for Mirage Resource Corporation.

MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

AUTHOR’S CERTIFICATE AND SIGNATURE PAGE

I, Steven Ristorcelli, P. Geo., do hereby certify that:1.

1.             I am currently employed as Principal Geologist by:

                            Mine Development Associates, Inc.
                            210 South Rock Blvd.
                            Reno, Nevada 89502.

2.             I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980.

3.             I am a Registered Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists, and a member of the Geological Society of Nevada, Society for Mining, Metallurgy, and Exploration, Inc., and Prospectors and Developers Association of Canada.

4.              I have worked as a geologist for a total of 25 years since my graduation from undergraduate university.

5.             I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.              I am responsible for the preparation of sections 1.1, 1.5, 1.6, 2, 3, 11.2, 14, 17, 18, 19, and 20 but contributed to and am familiar with all other sections of this technical report titled Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador dated November 26, 2003 (the “Technical Report”). I visited the project June 5 to June 19, 2003 and September 5th to September 16th, 2003.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 2

7.             I have had no prior involvement with the property.

8.             I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.              I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.           I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.            I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 26th day of November, 2003.

“Steven Ristorcelli”
Signature of Qualified Person

Steven Ristorcelli
Print Name of Qualified Person

MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

AUTHOR’S CERTIFICATE AND SIGNATURE PAGE

I, Peter Ronning, P. Eng., do hereby certify that:

1.            I am currently principal of:

                            New Caledonian Geological Consulting
                            RR 6, 1450 Davidson Road
                            Gibsons, B.C., Canada, V0N 1V6

2.            I am a graduate of the University of British Columbia in geological engineering, with the degree of B.A.Sc. granted in 1973. I also hold the degree of M.Sc. (applied) in geology, granted by Queen’s University in Kingston, Ontario, in 1983.

3.            I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, Registration Number 16,883.

4.            I have worked as a geologist and latterly as a Professional Engineer in the field of mineral exploration for 30 years, since 1973, in many parts North and South America.

5.             I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.            I am responsible for or was involved with the preparation of sections 1.2, 1.3, 1.4, 4, 5, 6, 7, 8, 9, 10, 11.1, 12, 13, 14.4, 15, 16, and Appendix B of this technical report titled Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador dated November 26, 2003 (the “Technical Report”). I visited the El Dorado Project on the 6th, 11th, 12th and 14th of June 2003. During the visit I examined many of the mineral occurrences described in this report and collected 22 rock samples. The preparation of mineral resource estimates falls outside the scope of my professional practice, but I have considered all aspects of the Technical Report and believe that the geological interpretations and deposit models employed in the resource estimation are reasonable and consistent with the geology of the El Dorado deposit.

775-856-5700

210 South Rock Blvd.
Reno, Nevada 89502
FAX: 775-856-6053

Technical Report on El Dorado Project Gold and Silver Resources, Republic of El Salvador
Pacific Rim Mining Corporation	Page 2

7.            Prior to the site visit of June 2003 I had no involvement with the El Dorado Project. In August of 2003 I prepared a report entitled “Review of the El Dorado Project, El Salvador” and dated 22 August 2003.

8.            I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.             I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.          I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.          I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 26th day of November, 2003.

“Peter A. Ronning”
Signature of Qualified Person

Peter A. Ronning
Print Name of Qualified Person

Appendix A

List of Drill Holes

Hole Name	East	North	East	Azimuth	Dip	Total Depth
D00-190	534,077	301,444	417	90.0	-56.5	273.0
D00-191	534,051	301,490	409	90.0	-50.5	254.0
D00-192	534,044	301,548	397	87.9	-62.5	306.9
D00-193	534,059	301,462	413	89.2	-55.5	312.8
D00-194	534,041	301,680	411	90.0	-54.0	267.6
D00-195	534,042	301,680	411	98.0	-52.0	261.0
D00-196	533,963	301,641	411	90.0	-54.5	291.6
D00-197	534,030	301,564	393	87.7	-68.0	322.6
D00-198	533,915	301,701	404	90.0	-52.5	322.4
D00-199	533,964	301,750	405	88.0	-51.5	305.9
D00-200	534,036	301,300	415	90.0	-48.0	321.7
D00-201	534,037	301,580	397	90.0	-43.5	245.1
D00-202	534,037	301,580	397	72.8	-42.5	242.3
DDH1	534,316	301,295	402	270.0	-55.0	305.0
DDH2	534,810	301,272	440	270.0	-45.0	305.8
DDH3	534,803	301,381	433	270.0	-42.0	297.8
DDH4	534,317	301,503	418	270.0	-53.0	331.0
K93-001	534,112	301,501	404	90.0	-60.0	215.0
K93-002	534,025	301,512	401	95.0	-55.0	350.0
K93-003	534,026	301,603	400	90.0	-50.0	350.1
K93-004	534,030	301,705	414	90.0	-50.0	304.2
K93-005	534,210	302,557	435	90.0	-35.0	50.0
K93-006	534,210	302,557	435	90.0	-65.0	65.0
K93-007	534,213	302,508	440	90.0	-35.0	45.0
K93-008	534,213	302,508	440	90.0	-70.0	60.0
K93-009	534,208	302,605	428	90.0	-45.0	60.9
K93-010	534,202	302,653	426	90.0	-45.0	60.0
K93-011	534,320	302,540	449	90.0	-50.0	75.0
K93-012	534,178	302,458	428	90.0	-45.0	73.4
K93-013	534,321	302,461	437	90.0	-45.0	36.6
K93-014	534,161	302,413	421	90.0	-60.0	79.7
K93-015	534,102	302,565	422	90.0	-60.0	149.6
K93-016	534,109	302,652	429	90.0	-60.0	162.0
K93-017	534,000	302,513	421	90.0	-60.0	301.0
K93-018	534,009	302,611	424	90.0	-60.0	273.1
K93-019	533,981	301,373	408	90.0	-50.0	358.2
K93-020	534,290	302,487	444	90.0	-60.0	114.0
K93-021	534,305	302,585	440	90.0	-50.0	117.4
K94-022	534,694	302,086	428	110.0	-60.0	218.5
K94-023	533,451	303,785	471	273.0	-45.0	319.4
K94-024	534,750	302,055	427	110.0	-60.0	80.2
K94-025	534,715	301,986	424	95.0	-54.0	61.1
K94-026	534,686	301,989	421	90.0	-70.0	150.0
K94-027	534,641	301,840	421	82.0	-50.0	83.0
K94-028	533,852	302,928	435	110.0	-50.0	68.7
K94-029	534,614	301,843	419	90.0	-70.0	177.7
K94-030	533,308	303,655	504	262.0	-50.0	101.6
K94-031	533,788	302,950	429	101.0	-55.0	175.0
K94-032	534,627	301,722	430	90.0	-55.0	93.4
K94-033	533,842	303,013	433	100.0	-55.0	136.1
K94-034	534,537	301,733	422	104.0	-55.0	205.2
K94-035	533,484	04,198	387	290.0	-60.0	212.0

Hole Name	East	North	East	Azimuth	Dip	Total Depth
K94-036	533,422	303,680	465	260.0	-50.0	263.3
K94-037	534,178	302,458	428	85.0	-77.0	99.7
K94-038	534,139	302,506	426	90.0	-63.0	120.6
K94-039	533,417	304,113	386	289.0	-50.0	135.3
K94-040	534,120	302,453	423	90.0	-65.0	139.3
K94-041	534,185	301,814	424	90.0	-50.0	203.3
K94-042	533,497	304,105	392	290.0	-60.0	306.0
K94-043	533,154	303,589	491	82.0	-50.0	200.0
K94-044	534,123	301,789	428	90.0	-50.0	194.1
K94-045	533,452	304,210	390	290.0	-60.0	148.3
K94-046	533,456	304,161	387	282.0	-51.0	176.2
K94-047	533,480	304,302	408	290.0	-60.0	84.6
K94-048	533,055	305,673	597	295.0	-50.0	123.3
K94-049	533,789	297,075	232	50.0	-50.0	60.3
K94-050	533,479	304,257	400	290.0	-60.0	142.4
K94-051	533,227	306,054	571	117.0	-60.0	105.0
K94-052	533,814	297,037	239	41.0	-50.0	97.9
K94-053	533,852	296,987	246	53.0	-55.0	77.5
K94-054	533,902	296,884	269	80.0	-50.0	120.3
K94-055	533,196	305,894	599	290.0	-50.0	107.2
K94-056	533,782	297,011	236	50.0	-50.0	104.0
K94-057	533,865	296,849	256	72.0	-50.0	106.2
K94-058	533,762	297,049	222	45.0	-58.0	107.8
K94-059	533,828	296,973	239	50.0	-58.0	87.0
K94-060	533,669	298,031	356	240.0	-50.0	157.1
K94-061	533,814	296,826	233	75.0	-52.0	154.7
K94-062	534,313	301,245	399	270.0	-50.0	314.0
K94-063	533,713	296,734	187	50.0	-55.0	295.8
K94-064	533,875	296,801	250	70.0	-50.0	110.0
K94-065	534,318	301,195	397	265.0	-50.0	355.1
K94-066	532,850	305,250	550	305.0	-50.0	154.3
K94-066B	532,855	305,307	550	305.0	-50.0	189.1
K94-067	534,048	301,545	397	90.0	-45.0	273.0
K94-068	534,642	301,110	435	270.0	-50.0	88.4
K94-069	534,309	301,386	411	270.0	-60.0	326.5
K94-070	534,339	301,439	431	270.0	-60.0	330.5
K94-071	534,300	301,339	409	270.0	-55.0	301.0
K94-072	533,514	304,194	396	289.0	-61.0	250.7
K94-073	533,996	301,562	406	95.0	-50.0	361.0
K94-074	533,994	301,439	402	90.0	-50.0	453.1
K94-075	534,339	301,439	431	270.0	-55.0	334.3
K94-076	534,585	301,121	429	90.0	-50.0	117.4
K94-077	534,615	301,113	434	90.0	-50.0	100.6
K94-078	533,988	301,609	411	90.0	-50.0	377.0
K94-079	534,005	301,650	414	90.0	-50.0	333.1
K94-080	533,516	304,249	410	290.0	-65.0	230.0
K94-081	534,339	301,439	431	270.0	-45.0	213.0
K94-082	534,178	302,458	428	90.0	-45.0	115.8
K94-083	534,116	302,608	426	90.0	-56.0	158.5
K94-084	533,563	304,177	413	290.0	-61.0	376.7
K94-085	534,118	302,657	429	90.0	-40.0	179.9
K94-086	534,144	302,506	426	90.0	-53.0	134.1
K94-087	534,113	302,555	421	90.0	-40.0	126.5

Hole Name	East	North	East	Azimuth	Dip	Total Depth
K94-088	533,999	301,696	411	90.0	-52.0	300.9
K94-089	533,531	304,287	428	290.0	-60.0	198.1
K94-090	534,309	301,386	411	270.0	-59.0	155.5
K94-091	534,213	302,557	436	90.0	-65.0	51.8
K94-092	534,202	302,707	424	90.0	-75.0	79.3
K94-093	534,537	301,137	429	270.0	-50.0	112.8
K94-094	534,500	301,148	440	270.0	-50.0	99.1
K94-095	534,237	302,461	444	90.0	-50.0	21.5
K94-096	534,249	302,506	451	90.0	-50.0	17.9
K94-097	534,415	301,458	439	265.0	-55.0	495.8
K94-098	534,255	302,557	453	90.0	-50.0	10.2
K94-098A	534,255	302,557	453	90.0	-50.0	33.8
K94-099	534,255	302,608	446	90.0	-50.0	32.4
K94-100	534,477	301,152	438	270.0	-50.0	109.8
K94-101	533,546	304,338	430	290.0	-65.0	203.8
K95-102	533,546	304,338	430	289.0	-53.0	153.3
K95-103	533,598	304,322	450	289.0	-65.0	327.1
K95-104	533,662	304,398	450	289.0	-59.0	326.9
K95-105	533,589	304,374	437	289.0	-65.0	273.5
K95-106	533,631	304,359	454	289.0	-63.0	335.4
K95-107	533,589	304,374	437	289.0	-53.0	182.0
K95-108	533,602	304,422	423	289.0	-58.0	188.1
K95-109	533,638	304,463	417	289.0	-61.0	230.7
K95-110	533,705	304,441	438	289.0	-58.0	369.1
K95-111	533,754	304,270	475	289.0	-49.0	164.1
K95-111B	533,754	304,270	475	289.0	-45.5	600.8
K95-112	533,626	304,263	460	289.0	-55.0	403.9
K95-113	533,758	304,319	475	289.0	-50.0	467.5
K95-114	533,766	304,365	471	289.0	-50.0	415.9
K96-115	533,569	304,225	432	289.0	-63.0	300.3
K96-116	533,496	304,107	390	289.0	-45.0	235.1
K96-117	534,156	302,536	426	90.0	-65.0	110.2
K96-118	534,171	302,560	424	90.0	-57.0	91.5
K96-119	533,569	304,225	432	289.0	-69.0	404.5
K96-120	534,165	302,586	423	90.0	-70.0	110.0
K96-121	534,201	302,655	427	90.0	-69.0	100.0
K96-121B	534,201	302,655	427	90.0	-72.0	67.9
K96-122	533,499	304,149	391	289.0	-58.0	251.4
K96-123	534,197	302,679	426	82.0	-34.0	66.8
K96-124	533,285	304,270	423	109.0	-45.0	275.0
K96-125	534,166	302,506	432	90.0	-53.0	91.8
K96-126	534,115	302,658	429	90.0	-54.0	149.9
K96-127	533,629	304,264	460	289.0	-54.0	318.7
K96-128	533,233	304,298	430	109.0	-52.0	380.0
K96-129	534,134	302,635	428	90.0	-51.0	120.6
K96-130	534,115	302,658	429	90.0	-40.0	212.6
K96-131	533,297	304,419	434	109.0	-40.5	315.0
K96-132	534,201	302,458	434	90.0	-38.0	65.6
K96-133	533,662	304,398	449	289.0	-55.0	280.3
K96-134	534,164	302,434	427	90.0	-65.0	83.0
K96-135	534,207	302,605	428	90.0	-76.0	80.0
K96-136	533,297	304,419	434	109.0	-50.0	365.0
K96-137	533,766	304,365	471	289.0	-54.0	447.2

Hole Name	East	North	East	Azimuth	Dip	Total Depth
K96-138	534,026	301,509	402	90.0	-49.0	365.6
K96-139	534,094	301,471	416	90.0	-56.0	240.3
K96-140	534,070	301,399	415	90.0	-49.0	288.6
K96-141	534,012	301,530	395	90.0	-65.0	334.3
K96-142	534,098	302,700	429	90.0	-63.0	197.1
K96-143	534,098	302,700	429	90.0	-78.0	255.0
K96-144	534,070	301,399	415	86.0	-55.0	319.7
K96-145	533,977	301,460	402	90.0	-48.0	421.3
K96-146	533,389	304,067	405	289.0	-42.0	127.8
K96-147	533,389	304,067	405	289.0	-64.0	175.0
K96-148	533,996	301,566	406	90.0	-47.5	325.0
K96-149	534,471	301,458	447	270.0	-57.0	441.0
K96-150	533,989	301,609	411	90.0	-61.0	370.6
K96-151	533,468	304,038	425	289.0	-56.0	284.1
K96-152	534,516	301,458	430	270.0	-57.0	364.9
K96-153	533,989	301,609	411	90.0	-70.0	401.6
K96-154	533,967	301,658	411	90.0	-53.0	380.0
K96-155	533,468	304,038	425	289.0	-67.0	371.7
K96-156	533,490	303,981	438	289.0	-50.0	328.1
K96-157	533,967	301,658	411	90.0	-61.0	401.4
K96-158	534,570	301,131	426	80.0	-54.0	218.0
K96-159	533,490	303,981	438	289.0	-61.0	419.6
K96-160	533,427	303,969	457	289.0	-53.0	275.1
K97-161	533,944	301,715	400	90.0	-50.0	340.6
K97-162	534,570	301,131	426	80.0	-68.0	278.7
K97-163	533,944	301,715	400	90.0	-60.0	385.3
K97-164	533,301	305,078	487	290.0	-60.0	197.8
K97-165	534,408	301,148	420	70.0	-50.0	367.1
K97-166	533,479	303,952	446	288.0	-54.0	373.7
K97-167	533,962	301,764	403	90.0	-64.0	354.6
K97-168	533,479	303,900	460	286.0	-60.0	463.7
K97-169	533,479	303,952	446	288.0	-61.0	434.7
K97-170	533,365	305,036	511	297.0	-60.0	400.0
K97-171	533,942	301,815	393	90.0	-68.0	393.0
K97-172	533,550	303,956	424	291.0	-60.0	528.0
K97-173	533,183	305,262	547	110.0	-61.0	341.0
K97-174	533,131	305,281	546	110.0	-61.0	460.2
K97-175	532,034	298,600	382	90.0	-50.0	94.2
K97-176	531,994	298,600	378	90.0	-58.0	125.1
K97-177	532,804	298,576	322	144.0	-60.0	158.5
K97-178	532,859	298,555	321	150.0	-45.0	152.4
K98-179	533,783	298,591	395	50.0	-45.0	166.1
K98-180	533,798	298,544	388	210.0	-45.0	152.4
K98-181	533,823	298,561	391	70.0	-45.0	176.8
K98-182	532,426	298,858	360	0.0	-90.0	48.8
K98-183	531,923	298,600	376	90.0	-63.0	242.2
K98-184	532,140	299,610	340	0.0	-90.0	39.6
K98-185	531,710	297,581	248	40.0	-55.0	178.3
K98-186	531,756	297,625	254	220.0	-55.0	152.4
K98-187	531,775	297,798	298	180.0	-60.0	161.5
K98-188	531,817	297,898	303	180.0	-60.0	152.4
K98-189	530,900	298,480	344	0.0	-90.0	33.5
P02-203	534,463	301,072	396	70.0	-54.0	383.2

Hole Name	East	North	East	Azimuth	Dip	Total Depth
P02-204	534,508	301,580	423	270.0	-54.0	389.2
P02-205	533,867	301,578	407	72.3	-50.0	397.7
P02-206	534,297	301,304	408	270.0	-50.0	358.2
P02-207	534,655	301,423	444	250.0	-51.0	373.6
P02-208	533,943	301,957	398	92.0	-50.0	370.4
P02-209	534,692	300,825	425	225.0	-50.0	413.6
P02-210	534,600	301,801	423	270.0	-50.0	410.3
P02-211	534,779	300,475	431	270.0	-50.0	351.4
P02-212	534,092	301,950	406	90.0	-50.0	404.3
P02-213	534,595	300,467	422	270.0	-50.0	359.0
P02-214	534,646	302,006	428	274.0	-50.0	358.3
P02-215	534,988	300,323	427	270.0	-50.0	392.5
P02-215A	534,991	300,323	427	0.0	-90.0	90.8
P02-216	533,840	302,115	415	90.0	-50.0	413.4
P02-217	534,022	302,318	423	90.0	-50.0	394.4
P02-218	534,508	300,920	392	258.5	-51.0	423.7
P02-219	533,998	302,848	428	90.0	-50.0	340.0
P02-220	534,400	301,083	390	270.0	-50.0	444.3
P02-221	534,523	302,089	431	112.0	-50.0	413.6
P02-222	534,609	301,277	448	250.0	-55.0	423.6
P02-223	533,799	302,457	447	90.0	-50.0	453.3
P02-224	534,729	301,004	412	251.0	-50.0	423.3
P02-225	533,954	303,050	443	90.0	-50.0	391.9
P02-226	534,503	301,339	444	251.5	-50.0	407.6
P02-227	535,013	301,256	428	271.0	-50.0	401.9
P02-228	534,015	302,773	434	90.0	-60.0	422.9
P02-229	534,558	300,716	447	260.0	-50.0	407.0
P02-230	534,346	301,031	391	70.0	-52.0	395.0
P02-231	534,316	301,150	400	270.0	-50.0	429.3
P02-232	534,451	300,991	396	69.0	-50.0	404.3
P03-233	534,446	300,996	395	264.0	-50.0	356.3
P03-234	534,313	301,312	404	70.0	-70.0	355.7
P03-235	534,458	300,813	425	260.0	-50.0	468.5
P03-236	533,417	303,297	447	270.0	-50.0	413.1
P03-237	533,726	304,563	418	290.0	-74.0	468.5
P03-238	533,794	304,631	425	305.0	-65.0	294.9
P03-239	533,908	304,724	450	305.0	-62.0	400.0
P03-240	533,309	304,314	443	110.0	-55.0	400.0
P03-241	533,312	304,259	422	110.0	-59.0	257.6
P03-242	533,270	304,240	409	110.0	-55.0	289.9
P03-243	533,310	304,369	460	110.0	-55.0	346.8
P03-244	533,339	304,423	464	110.0	-55.0	341.7
P03-245	534,098	301,376	420	90.0	-60.0	308.2
P03-246	533,919	301,656	408	90.0	-67.0	462.0
P03-247	533,917	301,699	404	81.0	-63.0	446.6
P03-248	533,966	301,760	403	89.0	-70.0	380.4
P03-249	533,974	301,839	394	90.0	-56.0	231.0
P03-250	534,008	301,522	395	90.0	-71.0	395.6
P03-251	533,965	301,639	411	98.0	-71.0	401.8
P03-252	533,917	301,697	403	85.5	-65.0	426.6
P03-253	533,974	301,837	393	115.0	-59.0	261.3
P03-254	533,999	301,756	411	81.0	-49.0	260.8
P03-255	533,918	301,657	408	96.0	-71.0	472.0

Hole Name	East	North	East	Azimuth	Dip	Total Depth
P03-256	534,046	301,412	410	90.0	-60.0	352.7
P03-257	533,868	301,574	407	85.5	-61.5	500.0
P03-258	533,869	301,576	407	90.0	-58.0	480.0
P03-259	533,915	301,700	408	93.0	-70.0	481.0
P03-260	534,053	301,477	410	90.0	-70.0	392.4
SM-004	533,335	305,989	580	300.0	-50.0	163.8
SM-005	533,261	305,952	588	288.0	-50.0	123.2
SM-006	533,298	305,928	589	295.0	-55.0	212.2
SM-007	533,403	306,085	585	295.0	-48.0	169.0
SM-008	533,092	306,134	545	131.0	-56.0	416.6
P03-261	532,710	304,863	522	286.0	-50.0	450.0
P03-262	534,077	301,382	418	90.0	-68.0	401.7

Appendix B

Summary and Brief Description of Historic Resource Estimates
(from Ronning, August 22, 2003 with additions by Ristorcelli)

From: Review of the El Dorado Project, El Salvador

By Peter Ronning, August 22, 2003

Historical Resource and Reserve Estimates

There have been a number of resource estimates produced, for several different veins, since the early 1990’s. These are:

  El Dorado Mine Area
  Coyotera
  Nueva Esperanza

It is important to note that all of the resource estimates discussed in this report are, to varying degrees, out of date. The most recent estimates were done by Lacroix in 2000 and 2001. For that reason, the Lacroix estimates are described in more detail than earlier ones.

Pacific Rim has done considerable in-fill and step-out drilling since the time of the Lacroix estimates. The company has commissioned the preparation of new resource estimates. These are not completed at the time of writing. While this report documents recent work by Pacific Rim, it does not present any new or current resource estimates.

RESOURCE ESTIMATES – EL DORADO MINE AREA

There have been at least 5 estimates of the resources in the El Dorado Mine Area since 1995, including:

1.	James Askew and Associates in 1995. The results of this estimate are not presented in this report, as JAA was working with fewer drill holes than were available to later estimators.

2.
Kinross Gold USA estimate in 1996. The 1996 Kinross estimate incorporated approximately 4,900 meters of diamond drilling done in early 1996, which would not have been available at the time of the JAA estimate in 1995.

3.	Kinross Gold USA estimate in 1997.

4.	Strathcona Mineral Services in 1997. Strathcona did not do a complete new estimate, but restated the 1997 Kinross estimate using a higher cut off grade.

5.	The Lacroix estimate of 2000, considered to be the most current. The Lacroix estimate is presented in this report in more detail than earlier ones.

Appendix B	Page 1 of 12

Table 1: Comparison of El Dorado Area Resource Estimates prior to 2000

Estimators and Date >	Staff of Kinross Gold Corp., May 1996		Mirage - Kinross Gold Corp, July 1997		Strathcona Mineral Services, September 1997
Category >	Indicated*	Inferred	Indicated	Inferred	Indicated	Inferred
Minita Vein
Gold Cut Off Grade (gpt)	4	4	3	3	4	4
Tonnes	258,500	139,400	608,200	225,100	563,100	177,300
Gold Grade (gpt)	12.37	12.57	11.90	9.60	12.5	11.2
Silver Grade (gpt)	**	**	75.0	64.0	80	75
Contained Gold (ounces)	102,800	56,540	232,000	69,000	227,000	64,000
Contained Silver (ounces)	**	**	1,472,000	465,000	1,443,000	427,000
Minita 3 Vein
Gold Cut Off Grade (gpt)	4	4	3	3	4	4
Tonnes	396,500	169,000	332,000	70,000	299,400	53,300
Gold Grade (gpt)	10.86	9.88	11.3	6.3	12.2	7.1
Silver Grade (gpt)	**	**	89	31	97	35
Contained Gold (ounces)	138,440	53,680	121,000	14,000	117,000	12,000
Contained Silver (ounces)	**	**	954,000	70,000	929,000	60,000
Zancudo Vein
Gold Cut Off Grade (gpt)	4	4	4	4	5	5
Tonnes	22,600	36,100	44,200	19,000	31,400	15,100
Gold Grade (gpt)	5.78	6.12	11.2	7.9	14	8.7
Silver Grade (gpt)	**	**	84	58	109	65
Contained Gold (ounces)	4,200	7,100	16,000	5,000	14,000	4,000
Contained Silver (ounces)	**	**	119,000	35,000	110,000	32,000
Notes:	*Table 5.5 of Snider et al, 1996, contained the perplexing statement that “Use of measured/indicated category for comparative purposes only; considered inferred for resource classification.”
The writer believes that the use of the terms indicated and inferred in the 1997 estimates is generally consistent with the CIM Standards on Mineral Resources and Reserves of August 2000.
**In the 1996 estimate, silver grades were stated only in a summary table that combined indicated and inferred resources.

Lacroix Resource Estimate

The most current resource estimate for the El Dorado Mine Area, including the Minita, Minita 3 and Zancudo veins, is Lacroix’ estimate of October 2000. The following description is from Lacroix’ summary in his 2000 report:

“An update of the El Dorado Mine Area resources has been completed by Lacroix & Associates in collaboration with Dayton Mining Corporation and their consultants. This update includes estimates for the Zancudo, Minita and Minita 3 veins, all of which

Appendix B	Page 2 of 12

are located within close proximity of the El Dorado Mine Area. The up-dip portions of these veins as well as other en-echelon vein structures in the area were the subject of mining activity from 1949 to 1955. The estimates follow a recently completed drilling program designed primarily to improve the confidence levels associated with the known extent of the above-mentioned veins.

“Indicated resources are estimated to contain 0.80 million tonnes grading 13.7 grams per tonne gold and 98 grams per tonne silver or 15.3 grams per tonne gold equivalent. An additional resource of 0.11 million tonnes grading 12.2 grams per tonne gold equivalent has been estimated. This resource, which lies mostly below and contiguous to the indicated resource within the same structures, is classified as inferred.

“The above-stated inventories, which total1 0.91 million tonnes grading 13.4 grams per tonne gold and 95 grams per tonne silver or 14.9 grams per tonne gold equivalent, are reported at an in-situ gold equivalent cut-off value of 6.0 grams per tonne for Minita and Minita 3 and 9.0 grams per tonne for Zancudo. With exception to the Zancudo vein, which is narrow (0.75m) and spotty in grade, the resources hold together well at increasing cut-off grades. In particular, the Minita vein, which represents over 80% of the in-situ resource, maintains continuity at cut-off grades up to 10 or 11 grams per tonne.

“The resource estimate is based on a number of intercepts in which substantially lower core recovery is co-incident with some of the higher-grade samples. It is believed that the poor recovery is due in part to an abundance of lattice texture, which is both difficult to drill and recover. Should the lost core material be composed primarily of unmineralized material, an upward grade bias may exist. Alternatively, the lost core may also represent void space, suggesting that the overall bulk density of the vein is lower in these areas. This could lead to an upward bias in tonnage for areas where low recovery was observed. In recognition of these concerns, grades for individual assays have been weighted according to recovered length as opposed to measured drill length. As well, the specific gravity for each composite interval has been adjusted downward by the percentage of lost core. The net result of these adjustments was to lower the overall specific gravity from 2.54 to 2.35 with a slight bias toward lower densities in zones of higher grade, thereby impacting the grade as well as the tonnage. These adjustments are consistent with observations made during earlier historic mining operations, where observed bulk density was consistently lower than theoretical values obtained from intact core.

“The above-stated resource classifications provide reasonable conformity with both Australasian (JORC) and the SME-AIME guidelines. The deposit is drilled from the lowest historic mining level (285 meters elevation) down to an elevation of about 100 meters on a nominal 50 to 100 meter spacing. Below this, as well as on the extremities, the drill density is much less. This change in drill intercept density coincides with the change in classification from indicated to inferred. Based on variogram data coupled with observed structural continuity, grades cannot be predicted with an accepted level of confidence where the drill spacing is greater than 95 meters or the distance to the closest composite exceeds half the maximum prescribed spacing.

1 current practice does not accept the reporting of a total in which an inferred resource is added to indicated or measured resources. Such a total appears in this quote, but it is from a report completed in 2000, not a current statement.

Appendix B	Page 3of 12

“ None of the resource has been classified as measured. It is believed that, in addition to reducing the overall drill spacing to a 48 meter staggered pattern, the issues surrounding core recovery and sample voids will have to be addressed through bulk sampling in order to classify any portion of the resource as measured. There has been no recent mining experience with the deposit and it would be premature to assume that the level of confidence associated with measured resources can be applied to this resource without further work. Although historic mining has demonstrated the continuity of the vein structures, substantial underground development (raising & drifting) was necessary to define resources with sufficient confidence to commence mining operations. While necessary to formulate any detailed mine plans, it is not advised that any additional drilling be completed from surface in the area of the indicated resource. A limited surface program designed to upgrade resources along the peripheries of deposit as well as determine the full down-plunge extent of the Minita resource could be considered as an addendum to the recently completed program.”

Some of the parameters and assumptions that Lacroix used were:

• At the time of the estimate, 52 core holes had been completed in the El Dorado Mine Area. Lacroix used 49 holes in the resource estimate.

• The drill holes used intercepted the veins between the lowest historic mining level at about 285 meters asl and an elevation of about 100 meters.

• The drill hole data base contained 2,216 assayed sample intervals, 303 of which were located within the interpreted boundaries of the mineralized zones.

• Gold assays from the Minita and Minita 3 veins were capped, or cut, at 55.0 g Au/tonne before compositing. Those from the Zancudo Vein were cut to 25.0 g Au/tonne.

• In order to compensate for low core recovery in a number of drill holes, when compositing intervals each assay was weighted by the recovered core length rather than the drilled length. In order to compensate for the "missing mass", for calculation purposes the specific gravity for each drilled length was reduced by the percent of missing core.

• Underground data was used to assist in modeling the deposit, but assays from underground were not used in the estimate.

• Cut-off values were based on equivalent gold grades, estimated using US$290 per ounce & 92% recovery for gold and US$5.00 per ounce and 85% recovery for silver. • Recommended minimum in-situ cut-off grades of 6.0 g/tonne gold equivalent for the Minita veins and 9.0 g/tonne gold equivalent for the Zancudo Vein were used.

• After testing various methods, ordinary kriging was selected as the best estimation procedure.

Appendix B	Page 4 of 12

Table 2: Lacroix 2000 Resource Estimate, El Dorado Area

In Situ Resource – Indicated
Sample Distance less than 48 m; Drill Spacing less than 95 m
	Cutoff	Tonnes	Au Equiv	Au Equiv	Au	Ag	H.Thick	SG
Vein	(Au Eq g/t)	(x 1,000)	(KOz)	(g/t)	(g/t)	(g/t)	(m)
Zancudo	9	32.0	14.3	13.86	12.20	104.2	0.70	2.52
Minita	6	626.1	317.2	15.76	14.17	99.6	3.90	2.34
Minita 3	6	141.1	60.6	13.37	11.95	89.0	2.64	2.37
Subtotal	Indicated	799.2	392.1	15.26	13.70	97.9	3.55	2.35

In Situ Resource – Inferred
Sample Distance between 48 and 95 meters;Drill Spacing between and 2 x 95 meters
	Cutoff	Tonnes	Au Equiv	Au Equiv	Au	Ag	H.Thick	SG
Vein	(Au Eq g/t)	(x 1,000)	(KOz)	(g/t)	(g/t)	(g/t)	(m)
Zancudo	9	4.2	1.4	10.68	9.62	66.5	0.50	2.53
Minita	6	103.1	40.3	12.15	10.92	77.6	2.68	2.45
Minita 3	6	3.3	1.0	9.73	8.62	69.5	2.66	2.10
Subtotal	Inferred	110.6	42.7	12.02	10.80	76.94	2.60	2.44
This table is taken from Table 3.5 of Lacroix, 2000, with minor re-formatting but no alteration of content.
Au equivalent calculated using 62.8 grams silver per gram gold ($5/oz Ag, R=85%; $290/oz Au, R=92%)

Appendix B	Page 5 of 12

HISTORICAL RESOURCE ESTIMATES – LA COYOTERA

There have been at least five estimates of the resource at Coyotera since 1995, including:

1.
James Askew and Associates in 1995. This early estimate incorporated data from only 25 drill holes, and so it is not directly comparable to subsequent estimates using a larger data base. The results are not presented in this report.

2.
Kinross Gold USA estimate in 1996. Kinross identified what they considered to be inconsistencies in the JAA estimate, and did what was referred to as an in-house “in situ geologic resource estimate”. [Kinross] is stated that the 1996 estimate used the same 25 hole data base as the 1995 one. However, later in the same 2000 report and in Snider et al (1996) it is stated that composites from 35 holes were used. The larger number of holes is correct, since more holes were drilled during the 1995 – 96 period. The results of the 1996 estimate are not presented in this report.

6.	Kinross Gold USA estimate in 1997. This estimate incorporated the results of 52 drill holes. It was done using the Datamine software package and the following parameters:

	•	specific gravity of vein material 2.47

	•	search distances of 40 meters for indicated and 60 meters for inferred material

	•	spherical search

	•	maximum and minimum sample values of 10 and 3

	•	2 meter down hole composites

	•	no cutting factor

7.
Strathcona Mineral Services, 1997. Strathcona started its review of the Coyotera resource as part of a due diligence effort for another party, and completed it on behalf of Kinross. Strathcona made a number of recommendations for improving the estimating procedures. However, in its revision of the Kinross estimate of 1997, the only change Strathcona made was to use the higher cut off grade that appears in Table 3.

8.	Kinross Gold El Salvador S.A. de C.V. estimate in 2000. Kinross re-estimated the Coyotera resource using the following parameters:

	•	specific gravity of vein material 2.45

	•	minimum grade of 4 g Au/tonne. That is, on a section contoured by grade, only material that falls within the 4 g Au/tonne contour was used.

•
a polygonal method was used. For the indicated category, areas of influence for each drill hole were constructed using perpendicular bisectors between adjacent drill hole intersections, or a maximum distance of 25 meters away from the drill hole in any direction.

	•	inferred material was that supported only by single drill hole intercepts or lying outside the 25 meter radius from a drill hole.

Appendix B	Page 6 of 12

  vein dilution by wallrock was not considered except that vein limits were modified to consider incompetent low grade or waste that would inevitably mix with vein material during mining. Also considered was low grade vein material that could not be readily distinguished from ore during mining.

The tabulation that follows is adapted from one that appeared in the report by Kinross Staff (2000).

Lacroix Resource Estimate

The most current work relating to a resource estimate for the Coyotera veins is contained in a memo from P. Lacroix dated March 2001. The memo is based on “a very preliminary review” of the Coyotera resource. The memo included a “Preliminary Estimate”. Lacroix chose not to assign the preliminary estimate to any of the categories, measured, indicated or inferred. He stated that such assignment would be subject to the completion of a more rigorous model. The memo of March 2001 is essentially a working document prepared for discussion, and the preliminary estimates included in it are not used in the present report.

Table 1: Comparison of 1997 - 2000 Coyotera Resource Estimates

Estimator and Date	Mirage - Kinross Gold Corp, July 1997		Strathcona Mineral Services, September 1997 (Thalenhorst)		Staff of Kinross El Salvador S.A. de C.V., March 2000
Category	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Gold Cut Off Grade (gpt)	2.00	2.00	4.00	4.00	4.00	4.00
Tonnes	1,724,100	273,100	1,055,900	149,400	932,725	326,368
Gold Grade (gpt)	5.72	4.67	7.48	6.04	8.572	4.673
Silver Grade (gpt)	45.93	44.42	56.79	59.959	76.00	55.12
Contained Gold (ounces)	317,000	41,000	254,000	29,000	257,035	49,034
Contained Silver (ounces)	2,546,000	390,000	1,928,000	288,000	2,279,065	578,393
Notes:	These resource estimates pre-date the implementation of National Instrument 43-101. Nevertheless the writer believes that the terms “Indicated” and “Inferred” were used in a way that is generally consistent with the CIM Standards on Mineral Resources and Reserves of August 2000. The present writer is not aware of the status of any of the resource authors with respect to the current definition of a “Qualified Person”.

Appendix B	Page 7 of 12

HISTORICAL RESOURCE ESTIMATES – NUEVA ESPERANZA

There have been at least 5 estimates of the resource at Nueva Esperanza since 1995, including:.

1.
James Askew and Associates in 1995. This early estimate incorporated data from only 31 drill holes, and so is not directly comparable to subsequent estimates using a larger data base. The results are not presented in this report.

2.	Kinross Gold Corporation did an in-house resource estimate in 1996, using 33 core holes. Kinross’ results are summarized in Table 4, which is a copy of part of Table 5.4 in Snider et al, 1996.

Table 4: 1996 Nueva Esperanza Resource Estimate

In Situ Geologic Resource* above 300 meters Elevation
	Indicated 20 meter oriented search			Inferred 60 meter oriented search
Cutoff Grade (g Au/tonne)	Tonnes	Gold Grade (g Au/tonne)	Contained gold, troy ounces	Tonnes	Gold Grade (g Au/tonne)	Contained gold, troy ounces
0.0	591,100	2.78	52,830	527,000	2.72	46,090
0.7	521,500	3.08	51,640	513,700	2.78	45,910
1.0	462,500	3.36	49,960	481,700	2.9	44,910
2.0	304,100	4.35	42,530	306,000	3.67	36,110
3.0	197,000	5.37	34,010	168,200	4.68	25,310
4.0	118,600	6.60	25,170	91,500	5.71	16,800
5.0	67,000	8.23	17,730	57,300	6.44	11,860
Notes:
*”Geologic Resource” is not a current term but corresponds in general to “Resource”.
The writer (Ronning) believes that the terms indicated and inferred are used in a manner consistent with the current CIM Standards.
A density of 2.33 tonnes/cubic meter was used.
This resource was estimated using substantially the same data base as the later estimate by Lacroix (section 0) but differs in some details.
The later (Lacroix) estimate included some material below 300 meters elevation in the inferred category. This 1996 estimate is restricted to material above 300 meters.
This estimate used data from trenches, whereas the later estimate did not.
In both estimates interpolation was done using the mathematical procedure known as “Kriging”. However, different parameters, such as search radii, were used. See the two source reports for details.

3.	Kinross Gold Corp. did another in-house estimate in 1997.

4.
Kinross’ Estimate was reviewed by Thalenhorst (1997). Thalenhorst made a number of recommendations for improving the resource estimate, but did not re-estimate the resource implementing those recommendations. He did re-state the 1997 Kinross estimate using a higher cut-off grade, with the comment that the original cut-off used by Kinross was unrealistically low.

Table 4 below, is extracted from Thalenhorst’s Table 1.

Appendix B	Page 8 of 12

Table 5: 1997 Nueva Esperanza Resource Estimates

	Indicated			Inferred
Cutoff Grade g Au/tonne	Tonnes	Gold g Au/tonne	Silver g Ag/tonne	Tonnes	Gold g Au/tonne	Silver g Ag/tonne
Kinross 1997 estimate:
1.0	845,000	2.7	16	37,600	2.2	13
Thalenhorst re-statement of Kinross estimate:
3.0	266,400	4.6	26	4,800	3.8	19

Lacroix Resource Estimate
The most current resource estimate for the Nueva Esperanza Vein is Lacroix’ estimate of October 2000. It is described here in somewhat more detail than the earlier estimates. The following description is from Lacroix’ summary in his 2000 report:

“An update of the Nueva Esperanza resources and their potential economic contribution to the El Dorado Project has been completed. Indicated resources are estimated to be 0.54 million tonnes grading 4.3 grams per tonne gold and 27.6 grams per tonne silver or 4.7 grams per tonne gold equivalent. This resource is reported at a 0.0 gram per tonne gold cut-off. At a 2.0 gram per tonne cut-off, the resource is estimated at 0.50 million tonnes grading 4.5 grams gold and 29.1 grams silver per tonne with a 5.0 gram per tonne gold equivalent grade.

“An additional resource of 0.9 million tonnes grading 2.2 grams per tonne gold equivalent at a 0.0 cut-off grade has been estimated. This resource, which lies below and contiguous to the indicated resource within the same structure, is classified as inferred. Reported at a 2.0-gram cut-off, the (inferred) resource totals 0.4 million tonnes grading 3.3 grams per tonne gold equivalent. Caution is advised in use of the higher cut-off values for both indicated and inferred, as blocks are not necessarily contiguous.

“A large portion of the higher-grade resource is based on samples from only three drill hole intercepts. As well, a zone of substantially lower core recovery is co-incident with some of the higher-grade intercepts. It is estimated that if the lost core represents void space or unmineralized material, the reduction in contained metal could be as high as 23% in the indicated category. Although it is unlikely to be this high, the full magnitude of the correction does serve to demonstrate the level of risk associated with the deposit. The foremost component of any drilling undertaken to upgrade the Nueva Esperanza deposit should be directed at improving the confidence level for the grade estimates associated with the three high-grade holes as well as resolving the issues surrounding the low core recovery. Potential extension of the known resource along strike and down dip, if any, should also be investigated “The above-stated resource classifications provide reasonable conformity with both Australasian (JORC) and the SME-AIME guidelines. The deposit is drilled from surface (425 to 450 m. elev.) down to about 375 meters to 325 meters elevation on an approximate spacing of 50 meters along strike by 25 meters down dip. Below this, as well as on the extremities, the drill density is much less. This change in drill intercept density coincides with the change in classification from indicated to inferred. None of the resource has been classified as measured. It is believed that, in addition to reducing the overall drill spacing to a 25 meter staggered pattern, the issues of core

Appendix B	Page 9 of 12

recovery and sample voids will have to be addressed in order to classify any portion of the Nueva Esperanza resource as measured. There has been no recent mining experience with the deposit and it would be premature to assume that the level of confidence associated with measured resources can be applied to this resource without further work. While necessary to formulate any detailed mines, it is not advised that any additional drilling be completed in the area of the indicated resource unless more favorable economics can be demonstrated. Also, given the increase in incremental stripping beyond the depth of the indicated resource, it is doubtful that upgrading the inferred resource would be of substantial benefit at this time.”

Some of the parameters used in the Lacroix estimate for Nueva Esperanza were:

At the time of the estimate, a total of 37 core holes, 7 RC holes and 12 trenches had been completed at Nueva Esperanza. The resource model was restricted to the use of sample data from 35 of the core holes.

The deposit had been drilled from surface (425 to 450 m. elev.) down to about 375 meters to 325 meters elevation on an approximate spacing of 50 meters along strike by 25 meters down dip. All holes had been collared from the hanging wall of the vein, drilled toward the east at a dip of 35 to 80 degrees from horizontal. Overall, drilling had covered an area about 300 meters in strike length down to an elevation of 200 meters.

The Nueva Esperanza drill hole data base (core holes only) contained 705 assayed samples from core holes, 255 of which were located within the interpreted boundaries of the mineralized zone or “vein”.

all assay grades for gold were capped or cut at 27.0 g/tonne before compositing. This capping was adopted from earlier work by Kinross staff.

Assays intervals were composited down the hole from collar to final depth in length-weighted averages each representing 2.0 meters of continuous sample.

The resource estimate for Nueva Esperanza was based on a 3-D computer block model

The indicated resource is that part of the resource where the drill hole spacing is less than 55 meters, the spacing having been selected using variography.

Table 6 contains a summary the results of Lacroix’ estimate.

Appendix B	Page 10 of 12

Table 6: Lacroix Resource Estimate for Nueva Esperanza

Indicated Resource
Au Eq (G/T) Cut-off	Tonnes X1,000	Au (G/T) Equivalent	Au (G/T)	Ag (G/T)
0.0	539.1	4.70	4.26	27.63
0.5	539.0	4.70	4.26	27.63
1.0	538.7	4.70	4.26	27.65
1.5	525.3	4.79	4.34	28.17
2.0	495.4	4.97	4.51	29.13
2.5	452.9	5.23	4.74	30.54
3.0	411.0	5.48	4.97	32.04
3.5	358.3	5.81	5.27	33.99
4.0	290.9	6.28	5.69	36.99
Notes: SG = 2.33, Avg. Drill Spacing less than 55 Meters
Inferred Resource
Au Eq (G/T) Cut-off	Tonnes X1,000	Au (G/T) Equivalent	Au (G/T)	Ag (G/T)
0.0	905.4	2.18	2.03	9.43
0.5	899.2	2.19	2.04	9.48
1.0	766.6	2.42	2.25	10.87
1.5	578.4	2.80	2.59	12.86
2.0	395.3	3.30	3.04	15.81
2.5	293.1	3.67	3.39	17.87
3.0	186.3	4.18	3.86	20.39
3.5	126.6	4.63	4.29	21.49
4.0	91.5	4.97	4.62	22.26
Notes: SG = 2.33, Avg. Drill Spacing > 55 Meters
Au equivalent calculated using 62.8 grams silver per gram gold ($5/oz Ag, R=85%; $290/oz Au, R=92%)
This table is taken from Table 3.6 of Lacroix, 2000, with minor re-formatting and the addition of explanatory notes, but no alteration of content.

Lacroix (2000) noted that in parts of the Nueva Esperanza deposit core recoveries were poor. The estimates in Table 6 are not adjusted for core recovery. Lacroix included the following discussion of the issue:

“With respect to the issue of core recovery, a number of explanations have been theorized as to the reason for the poor recovery. Depending on which is more likely, the impact on the resource inventory will be different. Should the lost core be composed primarily of unmineralized material, an upward grade bias could exist and grades may have to be adjusted downward. If the lost core represents void space, the bulk specific gravity of the vein may be lower than the assumed 2.33. This would lead

Appendix B	Page 11 of 12

to an overall upward bias in tonnage, but may have very little impact on grade. To assess the impact of the latter, core recovery was modeled as an additional grade item based on the average recovery for each composite. This allowed a separate calculation of specific gravity for each block based on the modeled recovery. The individual SG values were then applied to each block tonnage to arrive at an adjusted estimate of the resource inventory. The results of the adjustments are summarized in Table 3.5.

Table 7: Nueva Esperanza Resource, SG Adjusted by Core Recovery2

	SG=2.33			SG=2.33 * Core Recovery
	KTonnes	Au Equiv (G/T )	KOz Au	KTonnes	Au Equiv (G/T )	KOz Au	Difference
Indicated	539.1	4.7	81.5	424.4	4.58	62.5	23.3%
Inferred	905.4	2.1	63.5	770.5	2.17	53.8	15.3%
Total	1,444.5	3.1	145.0	1,195.0	3.03	116.3	19.8%

“As can be observed, the differences are significant and the impact is higher in the indicated resource. There has also been a slight reduction of grade (3%) in this portion of the resource, indicating that the lower core recovery is slightly more prevalent in the higher-grade areas. Should the lost core be related to lost calcite material, a reduction in grade of up to 23% in the indicated category could be evident.”

____________________________________________
2 This table is copied directly from Lacroix. The table number has been changed to correspond to the numbering sequence in the present report.

Appendix B	Page 12 of 12

Appendix C

Inspectorate Sample Handling and Assaying Procedures
(from Ronning, August 22, 2003 with additions by Ristorcelli)

Pacific Rim/Inspectorate Sample Preparation Procedures

Pacific Rim/Inspectorate Analytical Procedures

Pacific Rim’s samples are analyzed at the laboratory of Inspectorate America Corporation in Sparks, Nevada using the following methodology:

Element	Inspectorate America Procedure Description	Lower Detection Limit	Description of Method
gold	FA-AA 30 g subsample	2 ppb	fire assay fusion of 30 gram sub-sample; analysis by atomic absorption spectrometer
gold	FA	0.005 gpt	fire assay fusion, gravimetric determination
silver	FA-AAS	0.1 ppm	cold vapour atomic absorption spectrometry
30 other elements	Aqua/ICP	varies by element	aqua regia acid digestion and ICP-AES analysis

Independent Sample Preparaton and Analytical Procedures (Ronning and Ristorcelli)

The sample preparation sequence followed was:

  Samples were logged in to the laboratory’s tracking system.
  Samples were dried in a drying oven.
  Samples were crushed using jaw and/or roller crushers to better than 70% minus 2 millimeters.
  50 to 250 gram sub-samples were split from the crushed material using a riffle splitter.
  The sub-samples were pulverized to better than 85% passing through a 75 micron screen.

The analytical methods employed by ALS Chemex are:
Analytical Procedures Used on Independent Samples

Element	ALS Chemex Procedure Code	Detection Range, ppm	Description of Method
gold	Au-AA25	0.01 to 100	fire assay fusion of 30 gram sub-sample; analysis by atomic absorption spectrometer
silver	Ag-AA45	0.2 to 100	aqua regia acid digestion; analysis by atomic absorption spectrometry
silver	Ag-AA46	1 to 1,500	aqua regia acid digestion; analysis by atomic absorption spectrometry

Appendix D

Correlograms for Minita vein, La Coyotera and Nueva Esperanza

MINITA VEIN

LA COYOTERA VEIN

Across, Zone 11, Ag, La Coyotera not plotted due to insufficient samples and no structure

Across, Zone 11, Au, La Coyotera not plotted due to insufficient samples and no structure

Across, Zone 12, Ag, La Coyotera not plotted due to insufficient samples and no structure

Across, Zone 12, Au, La Coyotera not plotted due to insufficient samples and no structure

Across, Zone 13, Au, La Coyotera not plotted due to insufficient samples and no structure

NUEVA ESPERANZA VEIN

Appendix E

Detailed Breakdown of El Dorado Resources

El Dorado Area – Minita Vein

Minita Measured

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	606,700	12.03	234,700	79.89	1,558,300	13.18	257,000	3.33	3.47
0.5	603,300	12.10	234,700	80.34	1,558,300	13.25	257,000	3.34	3.48
1.0	598,900	12.18	234,600	80.90	1,557,700	13.34	256,900	3.37	3.51
2.0	593,500	12.28	234,400	81.53	1,555,800	13.45	256,600	3.43	3.57
3.0	576,100	12.58	232,900	83.55	1,547,500	13.77	255,000	3.51	3.65
3.5	568,500	12.70	232,100	84.36	1,541,800	13.90	254,100	3.53	3.67
4.0	554,200	12.93	230,400	85.96	1,531,700	14.16	252,300	3.58	3.72
4.5	549,500	13.00	229,800	86.45	1,527,300	14.24	251,600	3.58	3.73
5.0	524,600	13.39	225,900	89.35	1,507,000	14.67	247,400	3.57	3.71
5.5	511,300	13.61	223,600	90.90	1,494,300	14.90	244,900	3.58	3.73
6.0	498,900	13.80	221,300	92.25	1,479,700	15.11	242,400	3.60	3.75
6.5	478,500	14.12	217,200	93.60	1,440,000	15.46	237,800	3.59	3.74
7.0	457,600	14.45	212,600	95.44	1,404,100	15.82	232,700	3.59	3.74
7.5	438,600	14.77	208,200	97.27	1,371,700	16.15	227,800	3.59	3.74
8.0	428,100	14.94	205,600	98.55	1,356,500	16.35	225,000	3.64	3.79
8.5	403,800	15.34	199,200	101.50	1,317,700	16.79	218,000	3.73	3.89
9.0	390,800	15.56	195,500	103.24	1,297,100	17.03	214,000	3.77	3.93

Minita Indicated

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	942,700	9.84	298,300	56.11	1,700,500	10.64	322,600	2.62	2.72
0.5	942,700	9.84	298,300	56.11	1,700,500	10.64	322,600	2.62	2.72
1.0	942,700	9.84	298,300	56.11	1,700,500	10.64	322,600	2.62	2.72
2.0	939,800	9.87	298,200	56.26	1,699,900	10.67	322,500	2.63	2.73
3.0	929,600	9.95	297,300	56.76	1,696,400	10.76	321,500	2.67	2.77
3.5	919,600	10.02	296,200	57.22	1,691,900	10.84	320,400	2.71	2.80
4.0	896,800	10.18	293,400	58.22	1,678,800	11.01	317,400	2.75	2.84
4.5	870,700	10.36	289,900	59.35	1,661,300	11.20	313,600	2.78	2.88
5.0	843,400	10.54	285,700	60.47	1,639,600	11.40	309,100	2.79	2.89
5.5	810,800	10.75	280,200	61.73	1,609,300	11.63	303,200	2.80	2.90
6.0	754,100	11.12	269,600	63.92	1,549,700	12.03	291,700	2.80	2.89
6.5	650,800	11.90	249,000	69.09	1,445,700	12.89	269,700	2.76	2.86
7.0	595,700	12.38	237,100	71.24	1,364,400	13.40	256,600	2.75	2.85
7.5	541,000	12.90	224,300	73.97	1,286,600	13.95	242,700	2.77	2.87
8.0	494,500	13.38	212,800	76.76	1,220,400	14.48	230,200	2.81	2.91
8.5	460,900	13.75	203,800	79.04	1,171,200	14.88	220,500	2.84	2.95
9.0	422,800	14.21	193,100	81.89	1,113,200	15.38	209,000	2.90	3.02

El Dorado Area – Minita Vein (continued)

Minita Measured and Indicated

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	1,549,400	10.70	533,000	65.42	3,258,800	11.64	579,600	2.90	3.01
0.5	1,546,000	10.72	533,000	65.56	3,258,800	11.66	579,600	2.90	3.01
1.0	1,541,600	10.75	532,900	65.74	3,258,200	11.69	579,400	2.92	3.03
2.0	1,533,300	10.80	532,600	66.04	3,255,700	11.75	579,100	2.94	3.05
3.0	1,505,700	10.95	530,200	67.01	3,243,900	11.91	576,500	2.99	3.11
3.5	1,488,100	11.04	528,300	67.59	3,233,700	12.01	574,500	3.02	3.13
4.0	1,451,000	11.23	523,800	68.82	3,210,500	12.21	569,700	3.06	3.18
4.5	1,420,200	11.38	519,700	69.83	3,188,600	12.38	565,300	3.09	3.21
5.0	1,368,000	11.63	511,600	71.54	3,146,600	12.66	556,600	3.09	3.20
5.5	1,322,100	11.85	503,800	73.01	3,103,600	12.89	548,100	3.10	3.22
6.0	1,253,000	12.19	490,900	75.20	3,029,400	13.26	534,200	3.11	3.23
6.5	1,129,300	12.84	466,200	79.48	2,885,700	13.97	507,400	3.11	3.24
7.0	1,053,300	13.28	449,700	81.75	2,768,500	14.45	489,300	3.11	3.24
7.5	979,600	13.73	432,500	84.40	2,658,300	14.94	470,500	3.14	3.26
8.0	922,600	14.11	418,400	86.87	2,576,900	15.35	455,200	3.19	3.32
8.5	864,700	14.50	403,000	89.53	2,488,900	15.78	438,600	3.26	3.39
9.0	813,600	14.86	388,600	92.14	2,410,300	16.17	423,000	3.32	3.45

Minita Inferred

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	66,900	7.93	17,100	37.64	81,000	8.51	18,300	1.61	1.65
0.5	66,900	7.93	17,100	37.64	81,000	8.51	18,300	1.61	1.65
1.0	66,900	7.93	17,100	37.64	81,000	8.51	18,300	1.61	1.65
2.0	66,900	7.93	17,100	37.64	81,000	8.51	18,300	1.61	1.65
3.0	66,900	7.93	17,100	37.64	81,000	8.51	18,300	1.61	1.65
3.5	66,900	7.93	17,100	37.64	81,000	8.51	18,300	1.61	1.65
4.0	66,900	7.93	17,100	37.64	81,000	8.51	18,300	1.61	1.65
4.5	66,300	7.97	17,000	37.83	80,600	8.54	18,200	1.63	1.67
5.0	65,400	8.01	16,800	38.11	80,100	8.51	17,900	1.66	1.70
5.5	62,700	8.12	16,400	38.54	77,700	8.68	17,500	1.67	1.71
6.0	46,600	8.94	13,400	40.63	60,900	9.54	14,300	1.48	1.51
6.5	42,100	9.22	12,500	41.84	56,600	9.83	13,300	1.48	1.51
7.0	32,800	9.91	10,500	44.06	46,500	10.62	11,200	1.37	1.40
7.5	26,100	10.61	8,900	46.47	39,000	11.32	9,500	1.28	1.31
8.0	23,200	10.96	8,200	48.34	36,100	11.66	8,700	1.29	1.32
8.5	21,400	11.18	7,700	49.65	34,200	11.92	8,200	1.29	1.32
9.0	19,600	11.41	7,200	51.11	32,200	12.22	7,700	1.29	1.32

El Dorado Area – Minita 3 Vein

Minita 3 Measured

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	79,800	6.70	17,200	45.38	116,400	7.37	18,900	1.67	1.82
0.5	72,900	7.31	17,100	49.62	116,300	8.02	18,800	1.76	1.91
1.0	65,700	8.03	17,000	54.73	115,600	8.85	18,700	2.09	2.27
2.0	59,200	8.76	16,700	59.66	113,600	9.61	18,300	2.29	2.49
3.0	52,700	9.54	16,200	66.38	112,500	10.51	17,800	2.67	2.90
3.5	52,700	9.54	16,200	66.38	112,500	10.51	17,800	2.67	2.90
4.0	52,400	9.57	16,100	66.65	112,300	10.51	17,700	2.68	2.91
4.5	50,800	9.74	15,900	68.13	111,300	10.71	17,500	2.73	2.97
5.0	50,100	9.81	15,800	68.77	110,800	10.80	17,400	2.75	2.99
5.5	48,400	9.96	15,500	69.80	108,600	10.99	17,100	2.72	2.96
6.0	41,100	10.72	14,200	74.72	98,700	11.81	15,600	2.53	2.77
6.5	40,200	10.82	14,000	75.62	97,700	11.92	15,400	2.61	2.85
7.0	39,400	10.90	13,800	76.75	97,200	12.00	15,200	2.82	3.09
7.5	38,000	11.03	13,500	77.39	94,500	12.20	14,900	2.85	3.12
8.0	26,600	12.42	10,600	80.97	69,200	13.56	11,600	2.81	3.08
8.5	24,700	12.75	10,100	82.52	65,500	13.85	11,000	2.87	3.15
9.0	21,100	13.41	9,100	88.34	59,900	14.74	10,000	2.87	3.15

Minita 3 Indicated

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	328,400	4.66	49,200	32.73	345,600	5.12	54,100	1.57	1.69
0.5	246,300	6.08	48,200	43.09	341,200	6.71	53,100	1.56	1.68
1.0	206,400	7.13	47,300	51.14	339,400	7.85	52,100	1.71	1.83
2.0	195,000	7.46	46,700	53.59	335,900	8.21	51,500	1.87	2.01
3.0	147,300	9.11	43,100	66.55	315,200	10.05	47,600	2.28	2.46
3.5	137,300	9.54	42,100	70.45	311,000	10.53	46,500	2.41	2.61
4.0	132,500	9.75	41,500	72.32	308,100	10.77	45,900	2.53	2.74
4.5	129,200	9.89	41,100	73.66	306,000	10.95	45,500	2.63	2.85
5.0	126,400	10.00	40,600	74.77	303,800	11.05	44,900	2.74	2.96
5.5	123,100	10.13	40,100	76.06	301,000	11.22	44,400	2.85	3.09
6.0	119,200	10.27	39,400	77.37	296,500	11.38	43,600	2.95	3.19
6.5	108,300	10.68	37,200	80.86	281,600	11.83	41,200	3.02	3.28
7.0	96,800	11.15	34,700	84.88	264,200	12.37	38,500	3.06	3.32
7.5	87,900	11.54	32,600	88.08	248,900	12.81	36,200	3.04	3.31
8.0	70,900	12.45	28,400	94.49	215,400	13.82	31,500	2.99	3.24
8.5	56,800	13.49	24,600	101.14	184,700	14.89	27,200	2.92	3.17
9.0	46,800	14.50	21,800	110.46	166,200	16.08	24,200	2.83	3.06

El Dorado Area – Minita 3 Vein (continued)

Minita 3 Measured and Indicated

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	408,200	5.06	66,400	35.20	462,000	5.56	73,000	1.59	1.71
0.5	319,200	6.36	65,300	44.58	457,500	7.00	71,800	1.61	1.73
1.0	272,100	7.35	64,300	52.01	455,000	8.09	70,800	1.80	1.94
2.0	254,200	7.76	63,400	55.00	449,500	8.54	69,800	1.97	2.12
3.0	200,000	9.22	59,300	66.51	427,700	10.17	65,400	2.38	2.58
3.5	190,000	9.54	58,300	69.33	423,500	10.54	64,400	2.48	2.69
4.0	184,900	9.69	57,600	70.72	420,400	10.70	63,600	2.57	2.79
4.5	180,000	9.85	57,000	72.11	417,300	10.89	63,000	2.66	2.88
5.0	176,500	9.94	56,400	73.06	414,600	10.98	62,300	2.74	2.97
5.5	171,500	10.08	55,600	74.29	409,600	11.15	61,500	2.81	3.05
6.0	160,300	10.40	53,600	76.68	395,200	11.49	59,200	2.84	3.09
6.5	148,500	10.72	51,200	79.44	379,300	11.85	56,600	2.91	3.16
7.0	136,200	11.08	48,500	82.53	361,400	12.26	53,700	2.99	3.25
7.5	125,900	11.39	46,100	84.84	343,400	12.60	51,000	2.98	3.25
8.0	97,500	12.44	39,000	90.79	284,600	13.75	43,100	2.94	3.20
8.5	81,500	13.24	34,700	95.49	250,200	14.62	38,300	2.90	3.16
9.0	67,900	14.15	30,900	103.57	226,100	15.62	34,100	2.84	3.09

Minita 3 Inferred

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	82,400	7.62	20,200	59.44	157,500	8.49	22,500	1.90	2.05
0.5	72,900	8.55	20,000	66.96	156,900	9.47	22,200	1.97	2.12
1.0	55,400	11.05	19,700	87.82	156,400	12.30	21,900	2.38	2.55
2.0	55,400	11.05	19,700	87.82	156,400	12.30	21,900	2.38	2.55
3.0	47,100	12.60	19,100	100.56	152,300	14.07	21,300	2.95	3.19
3.5	47,100	12.60	19,100	100.56	152,300	14.07	21,300	2.95	3.19
4.0	46,700	12.67	19,000	101.21	152,000	14.12	21,200	3.00	3.25
4.5	46,200	12.77	19,000	102.05	151,600	14.27	21,200	3.06	3.31
5.0	46,000	12.81	18,900	102.43	151,500	14.27	21,100	3.09	3.35
5.5	45,500	12.88	18,800	103.09	150,800	14.36	21,000	3.15	3.41
6.0	45,200	12.94	18,800	103.63	150,600	14.45	21,000	3.19	3.46
6.5	45,200	12.94	18,800	103.63	150,600	14.45	21,000	3.19	3.46
7.0	45,200	12.94	18,800	103.63	150,600	14.45	21,000	3.19	3.46
7.5	44,800	12.98	18,700	103.97	149,800	14.44	20,800	3.20	3.47
8.0	44,400	13.03	18,600	104.33	148,900	14.50	20,700	3.21	3.48
8.5	44,200	13.05	18,500	104.50	148,500	14.50	20,600	3.21	3.48
9.0	43,800	13.10	18,400	104.83	147,600	14.56	20,500	3.22	3.49

El Dorado Area – Zancudo Vein

Zancudo Measured

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	68,000	4.01	8,800	17.02	37,200	4.25	9,300	1.02	1.06
0.5	58,800	4.59	8,700	19.17	36,200	4.87	9,200	0.97	1.00
1.0	50,600	5.22	8,500	21.24	34,600	5.53	9,000	0.96	0.99
2.0	35,700	6.82	7,800	26.19	30,100	7.14	8,200	0.90	0.92
3.0	30,500	7.59	7,400	27.91	27,400	7.95	7,800	0.84	0.86
3.5	27,400	8.07	7,100	28.56	25,200	8.51	7,500	0.82	0.84
4.0	22,000	9.11	6,400	29.98	21,200	9.47	6,700	0.77	0.79
4.5	16,800	10.60	5,700	32.79	17,700	11.11	6,000	0.75	0.78
5.0	16,000	10.92	5,600	33.25	17,100	11.28	5,800	0.75	0.77
5.5	14,400	11.54	5,300	34.33	15,900	11.88	5,500	0.73	0.75
6.0	11,900	12.73	4,900	34.11	13,100	13.33	5,100	0.72	0.75
6.5	10,200	13.82	4,500	35.73	11,700	14.33	4,700	0.70	0.73
7.0	9,700	14.19	4,400	36.43	11,400	14.75	4,600	0.69	0.71
7.5	7,800	15.90	4,000	40.17	10,100	16.35	4,100	0.61	0.63
8.0	7,300	16.42	3,900	41.35	9,700	17.04	4,000	0.58	0.61
8.5	7,300	16.44	3,900	41.34	9,700	17.04	4,000	0.59	0.61
9.0	7,300	16.46	3,900	41.34	9,700	17.04	4,000	0.59	0.61

Zancudo Indicated

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	208,900	2.94	19,800	12.50	83,900	3.13	21,000	1.09	1.12
0.5	165,100	3.61	19,200	14.94	79,300	3.82	20,300	0.99	1.02
1.0	102,800	5.43	17,900	21.66	71,600	5.72	18,900	0.81	0.83
2.0	83,300	6.36	17,000	24.47	65,500	6.68	17,900	0.82	0.84
3.0	74,200	6.83	16,300	25.57	61,000	7.21	17,200	0.80	0.82
3.5	69,900	7.05	15,800	26.02	58,500	7.39	16,600	0.78	0.80
4.0	60,900	7.52	14,700	26.95	52,800	7.92	15,500	0.75	0.77
4.5	46,900	8.50	12,800	28.54	43,000	8.89	13,400	0.70	0.72
5.0	38,700	9.30	11,600	29.83	37,100	9.72	12,100	0.68	0.69
5.5	31,100	10.30	10,300	31.26	31,300	10.70	10,700	0.63	0.65
6.0	26,300	11.14	9,400	31.82	26,900	11.59	9,800	0.61	0.63
6.5	23,400	11.74	8,800	32.90	24,700	12.23	9,200	0.59	0.61
7.0	20,000	12.60	8,100	34.53	22,200	13.06	8,400	0.56	0.58
7.5	17,400	13.39	7,500	35.75	20,000	13.94	7,800	0.56	0.57
8.0	15,800	13.97	7,100	36.52	18,600	14.57	7,400	0.56	0.58
8.5	14,500	14.49	6,800	36.99	17,200	15.02	7,000	0.59	0.61
9.0	12,700	15.29	6,200	37.91	15,500	15.67	6,400	0.60	0.62

El Dorado Area – Zancudo Vein (continued)

Zancudo Measured and Indicated

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	276,900	3.21	28,600	13.60	121,100	3.40	30,300	1.07	1.11
0.5	223,900	3.88	27,900	16.04	115,500	4.11	29,600	0.98	1.02
1.0	153,400	5.35	26,400	21.53	106,200	5.66	27,900	0.86	0.88
2.0	119,000	6.48	24,800	24.99	95,600	6.85	26,200	0.85	0.87
3.0	104,700	7.04	23,700	26.26	88,400	7.43	25,000	0.81	0.83
3.5	97,300	7.32	22,900	26.76	83,700	7.70	24,100	0.79	0.81
4.0	82,900	7.92	21,100	27.76	74,000	8.33	22,200	0.76	0.78
4.5	63,700	9.03	18,500	29.64	60,700	9.47	19,400	0.71	0.73
5.0	54,700	9.78	17,200	30.82	54,200	10.24	18,000	0.70	0.72
5.5	45,500	10.66	15,600	32.27	47,200	11.14	16,300	0.66	0.68
6.0	38,200	11.64	14,300	32.57	40,000	12.13	14,900	0.65	0.67
6.5	33,600	12.31	13,300	33.70	36,400	12.77	13,800	0.62	0.64
7.0	29,700	13.09	12,500	35.19	33,600	13.61	13,000	0.60	0.62
7.5	25,200	14.19	11,500	37.15	30,100	14.69	11,900	0.57	0.59
8.0	23,100	14.81	11,000	38.11	28,300	15.35	11,400	0.57	0.59
8.5	21,800	15.27	10,700	38.38	26,900	15.84	11,100	0.59	0.61
9.0	20,000	15.71	10,100	39.19	25,200	16.33	10,500	0.59	0.62

Zancudo Inferred

Cutoff (g Au/t)	Tonnes	Grade (g Au/t)	Ounces (Au)	Grade (g Ag/t)	Ounces (Ag)	Grade (g AuEq/t)	Ounces (AuEq)	rue Width (m)	Hor. Width (m)
0.0	104,000	1.35	4,500	7.25	24,200	1.44	4,800	1.54	1.60
0.5	84,400	1.55	4,200	8.13	22,100	1.66	4,500	1.59	1.66
1.0	21,900	4.30	3,000	20.86	14,700	4.54	3,200	1.13	1.16
2.0	21,000	4.44	3,000	21.50	14,500	4.74	3,200	1.12	1.15
3.0	21,000	4.44	3,000	21.50	14,500	4.74	3,200	1.12	1.15
3.5	21,000	4.44	3,000	21.50	14,500	4.74	3,200	1.12	1.15
4.0	19,600	4.48	2,800	21.56	13,600	4.76	3,000	1.12	1.15
4.5	5,400	5.23	900	22.61	3,900	5.76	1,000	1.03	1.05
5.0	5,100	5.25	900	22.73	3,700	6.10	1,000	1.03	1.05
5.5	700	6.45	100	23.30	500	4.44	100	0.76	0.78
6.0	300	7.74	100	24.64	200	10.37	100	0.57	0.59
6.5	300	7.74	100	24.64	200	10.37	100	0.57	0.59
7.0	200	7.90	100	24.78	200	15.55	100	0.58	0.59
7.5	200	7.90	100	24.78	200	15.55	100	0.58	0.59
8.0
0.0
0.0

La Coyotera

Total Measured Undiluted
Cutoff	Tonnes	Grade	Oz Au	Grade	Ounces	Ounces
		(g Au/t)		(g Ag/t)	Silver	Gold Eq.
0.0	945,000	1.97	60,000	17.25	524,000	67,000
0.5	602,000	2.95	57,000	24.18	468,000	64,000
1.0	301,000	5.17	50,000	40.20	389,000	56,000
2.0	194,000	7.21	45,000	53.87	336,000	50,000
3.0	145,000	8.79	41,000	63.92	298,000	45,000
3.5	141,000	9.04	41,000	65.30	296,000	45,000
4.0	138,000	9.24	41,000	66.04	293,000	45,000
4.5	134,000	9.28	40,000	66.85	288,000	44,000
5.0	131,000	9.50	40,000	67.43	284,000	44,000
5.5	127,000	9.55	39,000	67.59	276,000	43,000
6.0	122,000	9.69	38,000	69.09	271,000	42,000
6.5	111,000	10.09	36,000	71.73	256,000	40,000
7.0	102,000	10.37	34,000	73.79	242,000	37,000
7.5	97,000	10.58	33,000	74.39	232,000	36,000
8.0	86,000	10.85	30,000	75.95	210,000	33,000
8.5	72,000	11.23	26,000	78.62	182,000	29,000
9.0	60,000	11.92	23,000	81.39	157,000	25,000

Total Indicated Undiluted
Cutoff	Tonnes	Grade	Oz Au	Grade	Ounces	Ounces
		(g Au/t)		(g Ag/t)	Silver	Gold Eq.
0.0	5,442,000	1.37	239,000	14.82	2,593,000	276,000
0.5	3,471,000	1.95	218,000	19.28	2,152,000	249,000
1.0	1,479,000	3.66	174,000	32.34	1,538,000	196,000
2.0	653,000	6.57	138,000	54.87	1,152,000	154,000
3.0	471,000	8.25	125,000	66.24	1,003,000	139,000
3.5	464,000	8.31	124,000	66.77	996,000	138,000
4.0	449,000	8.45	122,000	68.23	985,000	136,000
4.5	421,000	8.72	118,000	70.33	952,000	132,000
5.0	404,000	8.93	116,000	71.75	932,000	129,000
5.5	391,000	8.99	113,000	72.63	913,000	126,000
6.0	367,000	9.24	109,000	73.22	864,000	121,000
6.5	337,000	9.51	103,000	74.21	804,000	114,000
7.0	307,000	9.73	96,000	75.38	744,000	107,000
7.5	268,000	10.10	87,000	76.02	655,000	96,000
8.0	238,000	10.45	80,000	76.45	585,000	88,000
8.5	195,000	10.85	68,000	78.95	495,000	75,000
9.0	167,000	11.17	60,000	81.58	438,000	66,000

La Coyotera (continued)

Total Measured and Indicated Undiluted
Cutoff	Tonnes	Grade	Oz Au	Grade	Ounces	Ounces
		(g Au/t)		(g Ag/t)	Silver	Gold Eq.
0.0	6,387,000	1.46	299,000	15.18	3,117,000	344,000
0.5	4,073,000	2.10	275,000	20.01	2,620,000	312,000
1.0	1,780,000	3.91	224,000	33.67	1,927,000	252,000
2.0	847,000	6.72	183,000	54.64	1,488,000	204,000
3.0	616,000	8.38	166,000	65.69	1,301,000	185,000
3.5	605,000	8.48	165,000	66.42	1,292,000	183,000
4.0	587,000	8.64	163,000	67.72	1,278,000	181,000
4.5	555,000	8.85	158,000	69.49	1,240,000	176,000
5.0	535,000	9.07	156,000	70.69	1,216,000	173,000
5.5	518,000	9.13	152,000	71.39	1,189,000	169,000
6.0	489,000	9.35	147,000	72.19	1,135,000	163,000
6.5	448,000	9.65	139,000	73.59	1,060,000	154,000
7.0	409,000	9.89	130,000	74.98	986,000	144,000
7.5	365,000	10.23	120,000	75.59	887,000	133,000
8.0	324,000	10.56	110,000	76.32	795,000	121,000
8.5	267,000	10.95	94,000	78.87	677,000	104,000
9.0	227,000	11.37	83,000	81.53	595,000	92,000

Total Inferred Undiluted
Cutoff	Tonnes	Grade	Oz Au	Grade	Ounces	Ounces
		(g Au/t)		(g Ag/t)	Silver	Gold Eq.
0.0	636,000	0.88	18,000	13.16	269,000	22,000
0.5	365,000	1.28	15,000	18.07	212,000	18,000
1.0	128,000	2.43	10,000	29.16	120,000	12,000
2.0	52,000	4.19	7,000	46.66	78,000	8,000
3.0	17,000	7.32	4,000	84.16	46,000	5,000
3.5	16,000	7.78	4,000	87.48	45,000	5,000
4.0	15,000	8.29	4,000	93.31	45,000	5,000
4.5	15,000	8.29	4,000	93.31	45,000	5,000
5.0	15,000	8.29	4,000	89.16	43,000	5,000
5.5	14,000	8.89	4,000	93.31	42,000	5,000
6.0	13,000	7.18	3,000	98.10	41,000	4,000
6.5	11,000	8.48	3,000	101.79	36,000	4,000
7.0	7,000	8.89	2,000	93.31	21,000	2,000
7.5	5,000	12.44	2,000	105.75	17,000	2,000
8.0	5,000	12.44	2,000	93.31	15,000	2,000
8.5	3,000	10.37	1,000	93.31	9,000	1,000
9.0	2,000	15.55	1,000	62.21	4,000	1,000

Nueva Esperanza

Cutoff	Tonnes	Grade	Indicated Oz Au	Grade	Ounces	Ounces
		(g Au/t)		(g Ag/t)	Silver	Gold Eq.
0.0	3,534,000	0.91	103,000	5.52	627,000	112,000
0.2	2,441,000	1.27	100,000	7.79	611,000	109,000
0.4	1,856,000	1.59	95,000	9.72	580,000	103,000
0.5	1,641,000	1.74	92,000	10.61	560,000	100,000
0.6	1,421,000	1.93	88,000	11.73	536,000	96,000
0.8	1,083,000	2.30	80,000	14.19	494,000	87,000
1.0	891,000	2.62	75,000	15.92	456,000	82,000
1.2	723,000	2.97	69,000	17.85	415,000	75,000
1.4	609,000	3.27	64,000	19.56	383,000	69,000
1.6	543,000	3.49	61,000	20.56	359,000	66,000
1.8	470,000	3.77	57,000	21.57	326,000	62,000
2.0	414,000	4.06	54,000	22.54	300,000	58,000
2.5	310,000	4.62	46,000	25.28	252,000	50,000
3.0	247,000	5.16	41,000	27.33	217,000	44,000
4.0	152,000	6.14	30,000	31.92	156,000	32,000
5.0	91,000	7.18	21,000	35.89	105,000	23,000
6.0	56,000	8.33	15,000	40.55	73,000	16,000
7.0	34,000	10.06	11,000	46.66	51,000	12,000
8.0	24,000	10.37	8,000	50.54	39,000	9,000

Cutoff	Tonnes	Grade	Inferred Oz Au	Grade	Ounces	Ounces
		(g Au/t)		(g Ag/t)	Silver	Gold Eq.
0.0	8,416,000	0.44	119,000	2.31	624,000	128,000
0.2	5,561,000	0.63	112,000	3.28	587,000	120,000
0.4	3,850,000	0.77	95,000	4.10	507,000	102,000
0.5	2,688,000	0.90	78,000	4.99	431,000	84,000
0.6	2,092,000	1.01	68,000	5.62	378,000	73,000
0.8	997,000	1.34	43,000	8.55	274,000	47,000
1.0	451,000	1.93	28,000	13.45	195,000	31,000
1.2	336,000	2.22	24,000	15.64	169,000	26,000
1.4	269,000	2.43	21,000	17.46	151,000	23,000
1.6	229,000	2.58	19,000	18.74	138,000	21,000
1.8	189,000	2.80	17,000	20.08	122,000	19,000
2.0	157,000	2.97	15,000	21.59	109,000	17,000
2.5	98,000	3.49	11,000	25.71	81,000	12,000
3.0	58,000	3.75	7,000	30.03	56,000	8,000
4.0	22,000	4.24	3,000	35.34	25,000	3,000
5.0	6,000	5.18	1,000	36.29	7,000	1,000
6.0	3,000	10.37	1,000	20.74	2,000	1,000
7.0	NA
8.0	NA